
LSI
Storage. Networking. Accelerated.


12025831

Dear Fellow Stockholders,

Lately we have been telling employees, customers and investors that we think it is time to take a new look at LSI. And that is for good reason.

The strategic repositioning of LSI is complete. We have accomplished what we started several years ago, when we put in place a blueprint to evolve LSI into a leading global semiconductor company. We refocused the company and are now helping to solve some of the most challenging problems facing the IT community while at the same time creating the opportunity for attractive financial returns for our stockholders. As part of our repositioning, in 2011 we sold our external storage business so that we could focus on delivering leading semiconductor products, and we entered into an agreement to acquire SandForce. We believe we are now positioned to capitalize on some of the fastest growth trends in datacenters and mobile networks.

From a financial perspective, we have moved beyond the foundation-building phase and its deliberate impact on our profitability, and are demonstrating operating margin expansion and solid improvement in a number of financial performance metrics. With disciplined execution in a challenging market, we delivered 9% revenue growth in 2011 while the overall semiconductor industry's growth was essentially flat.

Benefiting from Strong Global Trends

This is an exciting time for our industry, with more significant industry inflection points occurring simultaneously than perhaps at any other time. These developments include cloud computing, mega datacenters and the explosion of mobile computing.

These trends are leading to a situation where our increasingly connected world is generating massive amounts of data and related network traffic at a rate growing faster than the current investments in IT infrastructure can support. At LSI, we call this the "data deluge gap." Among other things, the gap is driven by the tremendous evolution of the mobile internet. More and more smart client devices, such as tablets and ultrabooks, are being connected, and they are accessing and creating data through a wide variety of mobile applications for both personal and business needs. Mobile video, social networking platforms and "Big Data" are also contributing to massive data growth. Managed properly, that data has tremendous value, economically and socially, across millions of applications. Whether in high-speed financial trading, inventory control and management, medical imaging or just sharing friend-to-friend over social networks, data has become core to daily living.

LSI is Uniquely Positioned for Success

LSI has been focused on helping to "bridge the gap" by delivering differentiated storage and networking technology. In the storage area, LSI products uniquely leverage intelligence to help accelerate access to data as well as application performance. In the growing field of Big Data, powerful software analytics combined with LSI storage technology can help end customers mine vast amounts of data in real time to improve customer experience and business results.

In networking, LSI products leverage intelligence to help network system vendors enable telephone and mobile operators to better manage traffic, deliver quality of service levels consistent with user expectations, and bill for differentiated service levels. Ultimately, this allows them to more effectively use these highly capital-intensive networks. And we are extending our intelligent solutions deep into enterprise networks as well, accelerating the flow of data inside companies as well as between them.

In this past year, to extend our value proposition and address an emerging growth area, LSI aggressively embarked on a plan to position itself as a leader in storage solutions enhanced by the use of solid state memory, also known as "flash memory." The acquisition of SandForce, which closed right after the fiscal year, is one major element of this effort. SandForce flash storage processors complement our existing portfolio of flash storage technologies and give us a leadership position as the adoption of flash-based storage solutions in enterprise and personal computing grows dramatically.

There are no signs of data and network traffic letting up in the future. This is a tremendous opportunity, and by design, LSI is in a great position to address this growth.

Built for the Future

During 2011 we continued to build for the future by winning important designs for targeted applications at key customers. These wins add to LSI's existing robust pipeline of new products and new customers, enabling sustained growth in the coming years. Our success is based on offering innovative products that our customers want and on our ability to deeply collaborate with them.

The drivers and the true keys to our success are our employees and their passion and commitment to working with our customers and to delivering strong results for our stockholders. I am very proud of our employees and the way they minimized the impact on our business of the significant macroeconomic issues and natural disasters in 2011. I am also very proud of their generous outpouring of donations for those affected by the tsunami in Japan and the flooding in Thailand.

In closing, I believe 2012 will be a strong year for LSI. I thank you, our stockholders, for your continued support and encourage you, like many others are doing, to take a new look at the new LSI.

I am confident you'll like what you see.



Abhi Talwalkar
President and Chief Executive Officer
LSI Corporation
March 26, 2012


LSI
Storage. Networking. Accelerated.

Notice of Annual Meeting of Stockholders

LSI Corporation will hold its Annual Meeting of Stockholders on Wednesday, May 9, 2012, at 9:00 a.m., local time, at the company's office located at 1621 Barber Lane, Milpitas, California 95035. We are holding the meeting for the following purposes:

1. To elect nine directors to serve for the ensuing year and until their successors are elected.
2. To ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as our independent auditors for 2012.
3. To hold an advisory vote to approve our executive compensation.
4. To approve our amended 2003 Equity Incentive Plan.
5. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Holders of record of LSI common stock at the close of business on March 12, 2012, are entitled to notice of and to vote at the meeting.

We are using Securities and Exchange Commission rules that allow us to make our proxy statement and related materials available on the Internet. As a result, you may have received a "Notice of Internet Availability of Proxy Materials" instead of a paper proxy statement and financial statements. The rules provide us the opportunity to save money on the printing and mailing of our proxy materials and to reduce the impact of our annual meeting on the environment. We hope that you will view our annual meeting materials over the Internet if possible and convenient for you. If you would prefer to receive paper copies of our proxy materials, you can find information about how to request them in the notice you received.

Most stockholders can vote over the Internet or by telephone. You also can vote your shares by completing and returning a proxy card. If Internet and telephone voting are available to you, you can find voting instructions in the materials sent to you. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the enclosed proxy statement.

By Order of the Board of Directors,

JEAN F. RANKIN
Executive Vice President, General Counsel and Secretary

March 30, 2012

CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 9, 2012:

This proxy statement, our 2011 annual report on Form 10-K and a letter to stockholders from our Chief Executive Officer are available at www.lsiproxy.com.


LSI
Storage. Networking. Accelerated.

1621 Barber Lane
Milpitas, CA 95035

PROXY STATEMENT

We are providing these proxy materials to our stockholders in connection with the solicitation of proxies by the Board of Directors of LSI Corporation to be voted at the Annual Meeting of Stockholders, to be held on Wednesday, May 9, 2012, and at any meeting following postponement or adjournment of the annual meeting.

Attending the Meeting

We invite you to attend the annual meeting, which will begin at 9:00 a.m., local time. The meeting will be held at our office located at 1621 Barber Lane, Milpitas, California 95035. Stockholders will be admitted beginning at 8:30 a.m. You will need an admission ticket and photo identification to enter the meeting.

If you are a stockholder of record, that is, you hold your shares in an account with our transfer agent, Computershare, or you have an LSI stock certificate, and received information about our annual meeting in the mail, you will find an admission ticket in the materials sent to you. If you are a stockholder of record, received an e-mail describing how to view our proxy materials over the Internet and want to attend the meeting in person, write to us at LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center, or call us at 1-800-372-2447, to obtain an admission ticket.

If your shares are held in "street name," that is, you hold your shares in an account with a bank, broker or other holder of record, and you plan to attend the meeting in person, you can obtain an admission ticket in advance by writing to us at LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center, and including proof that you are an LSI stockholder, such as a recent account statement.

We also will be providing a "listen only" webcast of the annual meeting. You can access the webcast at http://www.lsi.com/webcast. Information on our websites, other than our proxy statement and form of proxy, is not part of the proxy soliciting materials.

We are first distributing this proxy statement, the proxy card and voting instructions on or about March 30, 2012.

Notice of Internet Availability of Proxy Materials

Instead of mailing paper proxy materials, we sent a "Notice of Internet Availability of Proxy Materials" to most stockholders this year. That notice provided instructions on how to view our proxy materials over the Internet, how to vote and how to request a paper copy of our proxy materials. We refer to that notice as the "Notice of Availability." This method of providing proxy materials is permitted under rules adopted by the Securities and Exchange Commission. We hope that following this procedure will allow us to save money on the printing and mailing of our proxy materials and to reduce the impact that our annual meeting has on the environment.

Who Can Vote

You are entitled to vote at the annual meeting all shares of our common stock that you held as of the close of business on March 12, 2012, which is the record date for the meeting. Each share is entitled to one vote on each matter properly brought before the meeting. For the election of directors, you may "cumulate" your votes. You can find information about this procedure under "Other Voting Issues — Required Vote."

On the record date, 568,477,612 shares of common stock were outstanding.

In accordance with Delaware law, a list of stockholders entitled to vote at the meeting will be available at the meeting, and for 10 days prior to the meeting, at 1621 Barber Lane, Milpitas, CA, 95035, between the hours of 9 a.m. and 4 p.m., local time.

How to Vote

Most stockholders can vote over the Internet or by telephone. You also can vote your shares by completing and returning a proxy card or, if you hold shares in "street name," a voting instruction form. If Internet and telephone voting are available to you, you can find voting instructions in the Notice of Availability or in the materials sent to you. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern time on May 8, 2012. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

You can revoke your proxy (including any Internet or telephone vote) at any time before it is exercised by timely delivery of a properly executed, later-dated proxy or by voting in person at the meeting.

How you vote will in no way limit your right to vote at the meeting if you later decide to attend in person. If your shares are held in "street name" though, you must obtain a proxy, executed in your favor, from your broker or other holder of record, to be able to vote at the meeting.

All shares entitled to vote and represented by your properly completed proxy received prior to the meeting and not revoked will be voted at the meeting in accordance with your instructions. **If you return a signed proxy card without indicating how your shares should be voted on a matter and do not revoke your proxy, the shares represented by your proxy will be voted as the Board of Directors recommends.**

Under the rules of the New York Stock Exchange, if you hold your shares at a member broker, your broker **will not** be allowed to vote your shares in the election of directors, in the advisory vote to approve our executive compensation or on the proposal to approve our amended 2003 Equity Incentive Plan unless you instruct it to do so. In addition, under the Exchange's rules, if member brokers do not receive timely instructions from beneficial holders, they **will** be allowed to vote on the ratification of the Audit Committee's selection of our independent auditors.

If any other matters are properly presented at the annual meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is postponed or adjourned, your proxy will remain valid and may be voted at the postponed or adjourned meeting. You still will be able to revoke your proxy until it is voted. As of the date of this proxy statement, we did not know of any matters to be presented at the annual meeting other than those described in this proxy statement.

Other Voting Issues

Quorum. In order to conduct business at the meeting, we must have the presence, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date.

Required Vote. In order for a nominee to be elected as a director, the nominee must receive more "For" votes than "Against" votes. In the election of directors, you may cumulate your votes and give one candidate a number of votes equal to the number of directors to be elected (nine) multiplied by the number of votes to which your shares are entitled, or you may distribute your votes on the same principle among as many candidates as you choose. You cannot, however, cast votes (whether "For" or "Against") for more than nine candidates. In order to cumulate votes, you must give us notice prior to the voting of your intention to do so.

The affirmative vote of the holders of a majority of the shares represented at the meeting is required to ratify the Audit Committee's selection of our independent auditors for 2012.

In order for our executive compensation to be approved, the proposal must receive more "For" votes than "Against" votes. The executive compensation proposal is an advisory vote, which means that it is not binding on the company, although the Board and the Compensation Committee intend to consider the results of the vote in setting future policies. The Board and the Compensation Committee may also consider other factors, such as the percentage of our outstanding shares that were voted on the proposal and the percentage of our outstanding shares that were voted in favor and against the approval of our executive compensation.

The affirmative vote of the holders of a majority of the shares represented at the meeting is required to approve our amended 2003 Equity Incentive Plan and the total number of votes cast must be more than 50% of the total number of votes eligible to be cast.

Effect of Abstentions and Broker Non-Votes. You may vote to "abstain" on any of the matters to be voted on at the meeting. In the election of directors and the proposal to approve our executive compensation, an abstention will have no effect on the outcome. If you vote to "abstain" on the proposal to ratify the Audit Committee's selection of our independent auditors or the proposal to approve our 2003 Equity Incentive Plan, it will have the effect of a vote against that proposal. If you vote to "abstain" on any proposal, your shares will be counted as present at the meeting for purposes of determining whether we can conduct business. Broker non-votes, if any, will count toward the quorum requirement but will not count as votes cast on any proposal.

Cost of Proxy Distribution and Solicitation

LSI will pay the expenses of the preparation of the proxy materials and the solicitation by the Board of Directors of proxies. Proxies may be solicited on behalf of the company in person or by telephone, e-mail, facsimile or other electronic means by directors, officers or employees of the company, who will receive no additional compensation for soliciting proxies.

We have engaged The Proxy Advisory Group, LLC to assist us in the solicitation of proxies, for a fee of $12,500 plus expenses. In accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange, we will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in distributing proxy materials to beneficial owners of our stock.

Ways to Reduce the Number of Copies of Our Proxy Materials You Receive

In addition to sending Notices of Availability rather than full sets of paper proxy materials, we use another practice approved by the Securities and Exchange Commission called "householding." Under this practice, stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials receive only one copy of our Notice of Availability or proxy materials at that address, unless one or more of those stockholders has notified us that they wish to receive individual copies. If you would like to receive a separate copy of this year's Notice of Availability or proxy materials, please call 1-800-579-1639, or write to us at: LSI Corporation, 1110 American Parkway NE, Allentown, PA 18109, Attn: Response Center.

If you share an address with another LSI stockholder and would like to start or stop householding for your account, you can call 1-800-542-1061 or write to Householding Department, 51 Mercedes Way, Edgewood, NY 11717, including your name, the name of your broker or other holder of record, if any, and your account number(s). If you consent to householding, your election will remain in effect until you revoke it. If you revoke your consent, LSI will send you separate copies of documents mailed at least 30 days after receipt of your revocation.

Most stockholders also can elect to view future proxy statements and annual reports over the Internet either by voting at http://www.proxyvote.com or by visiting http://www.icsdelivery.com/lsi. If you choose to view future proxy statements and annual reports over the Internet, next year you will receive an e-mail with instructions on how to view those materials and vote. Your election will remain in effect until you revoke it. Please be aware that if you choose to access those materials over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

Allowing us to household annual meeting materials or electing to view them over the Internet will help us save on the cost of printing and distributing those materials.

CORPORATE GOVERNANCE

Board Structure and Composition

Our business, property and affairs are managed under the direction of our Board of Directors. Members of the Board are kept informed about our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees.

The following nine individuals are currently members of the Board:

- Charles A. Haggerty
- Richard S. Hill
- John H.F. Miner
- Arun Netravali
- Charles C. Pope
- Gregorio Reyes
- Michael G. Strachan
- Abhijit Y. Talwalkar
- Susan Whitney

Mr. Reyes, who is not an employee of the company, is the Chairman of the Board. In addition to chairing Board meetings, he approves agendas for Board meetings and attends meetings of the standing committees of the Board. At those meetings, he provides advice and participates in discussions, even though he is not a formal member of the committees. We currently believe that having an independent director serve as Chairman enables the Board to have an agenda and meeting discussions that contain an appropriate balance of issues raised by management and by the non-management directors.

The Board has three standing committees:

- The Audit Committee, the members of which are: Messrs. Strachan (Chair), Hill and Pope.
- The Compensation Committee, the members of which are: Messrs. Haggerty (Chair), Miner and Netravali and Ms. Whitney.
- The Nominating and Corporate Governance Committee, the members of which are: Messrs. Miner (Chair), Haggerty and Netravali and Ms. Whitney.

In 2011, the Board held 10 meetings. All members of the Board in 2011 attended at least 75% of the aggregate number of meetings of the Board of Directors and meetings of the committees of the Board on which they served. At least quarterly, the non-management directors met in executive session without members of management. These sessions are presided over by our Chairman. To communicate directly with Mr. Reyes or any of the other non-management directors, follow the instructions described below under "Communications with Directors."

The Board has adopted a charter for each of the three standing committees and corporate governance guidelines that address the make-up and functioning of the Board and those committees. The Board has also adopted a code of conduct that applies to all of our employees, officers and directors, as well as a separate code of conduct that applies only to our Chief Executive Officer and Chief Financial Officer. You can find links to these documents on our website at: http://www.lsi.com/governance. You also can obtain this information in print by writing to LSI Corporation, 1110 American Parkway NE, Allentown, PA, 18109, Attention: Response Center, or by calling 1-800-372-2447.

Although we do not have a policy with respect to attendance by directors at annual meetings of stockholders, we customarily schedule a Board meeting on the same day as the annual meeting to encourage and facilitate director attendance at the annual meeting. Eight directors attended the 2011 annual meeting. Mr. Netravali was unable to attend due to an illness.

Director Independence

The Board has determined that, other than Mr. Talwalkar, our Chief Executive Officer, all current directors, including those who serve on the committees listed above, are "independent" for purposes of Section 303A of the Listed Company Manual of the New York Stock Exchange, and that the members of the Audit Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934. The Board also determined that Matthew J. O'Rourke, who retired from the Audit Committee and the Board in 2011, was independent for purposes of Section 303A and Section 10A(m)(3). The Board used the criteria set out in Section 303A and Section 10A(m)(3) in making these determinations. The Board also considered additional criteria applied by Institutional Shareholder Services Inc. in analyzing director independence.

The Board based its determinations primarily on a review of the responses of the directors and executive officers to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with the directors. The Board also reviewed the relationships between LSI and companies with which our directors are affiliated. None of the relationships considered were outside of the criteria referred to in the preceding paragraph. Because of the importance of the company's relationship with Seagate Technology, the Board did specifically consider the fact that Gregorio Reyes, the Chairman of the Board, is also a director of Seagate, and Charles C. Pope's past positions at Seagate, but did not believe that their positions with Seagate affected their independence from LSI's management.

Audit Committee

The Audit Committee reviews our accounting policies and practices, internal controls, financial reporting practices and financial risks faced by the business. The Audit Committee selects and retains our independent auditors to examine our accounts, reviews the independence of the independent auditors and pre-approves all audit and non-audit services performed by the independent auditors. The committee also reviews our financial statements and discusses them with management and our independent auditors before we file those financial statements with the Securities and Exchange Commission. The Audit Committee regularly meets alone with our management, our independent auditors and the head of our Internal Audit Department, and each of them has free access to the Audit Committee at any time. The committee met 10 times in 2011.

Messrs. Strachan (Chair), Hill and Pope are the members of the Audit Committee. The Board has determined that each of those individuals is financially literate and an "audit committee financial expert," as that term is defined in Item 407(d)(5) of Regulation S-K under the Securities Exchange Act of 1934.

Compensation Committee

General. The Compensation Committee establishes our overall executive compensation strategy and administers our executive officer compensation program, including setting all aspects of our executive officers' compensation. The committee also establishes or makes recommendations to the full Board concerning director compensation and provides oversight for our equity-based and incentive compensation plans and the benefit plans for our broader employee population. The committee does not generally delegate its authority with respect to executive officer or director compensation, although it may delegate to the chairman of the committee the authority to approve exact wording for plans or policies approved by the committee. The committee met five times in 2011.

The committee evaluates the performance of the Chief Executive Officer with the other independent members of the Board. The committee evaluates the performance of other executive officers based on its interactions with those individuals and based on evaluations of their performance submitted to it by our Chief Executive Officer.

Compensation Consultant. To assist it in setting appropriate levels of compensation for executive officers and directors, the committee receives information and advice from Exequity, LLP, an outside consultant the committee engages. Exequity does not work for the company in any capacity other than as an advisor to the Compensation Committee. The committee also receives information from the head of our Human Resources organization and, for officers other than our Chief Executive Officer, advice and recommendations from our Chief Executive Officer.

In late 2010, and again in late 2011, the committee provided its consultant with information about our executive officer compensation packages and instructed the consultant to prepare comparisons of our compensation packages with those of peer companies, which the consultant did. The consultant's presentations also included information about the compensation practices of the peer companies, including:

- Performance measures and payout structures used for annual bonus programs.
- The types of long-term incentives awarded.
- The prevalence and types of performance metrics used in long-term incentive awards.

You can find information about the peer companies below under "Compensation Discussion and Analysis — Our Benchmarking Practices."

The committee used the information in the presentation from late 2010 as background for the compensation actions it took in February 2011, when we conducted our annual compensation review for executive officers. At that time, our Human Resources organization provided the committee with our CEO's recommendations for base salary and equity compensation for executive officers other than the CEO and included comparisons with market data.

At the committee's request, Exequity assisted the committee in a number of other areas in 2011, including:

- Evaluating additional pay actions for Mr. Richardson when he was promoted to Chief Operating Officer in April 2011.
- Recommending to the committee a revised peer group to be used for compensation decisions in 2012 in light of changes in the company's business strategy since the existing peer group was established.
- Advising the committee on peer company practices and best practices in the area of executive severance policies.

Additional Information from Management. Our Human Resources organization also provided the committee with "tally sheets" showing the major elements of each executive officer's compensation, as well as information about each executive officer's historical compensation, including the value at various stock prices of unvested stock options and restricted stock units held by the officer and base salary history. The information about equity awards provides information about the retention value of those awards for each officer.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is responsible for matters relating to the organization and membership of the Board and its committees and for other corporate governance issues. The committee:

- Identifies and recommends to the Board individuals qualified to serve as directors of the company and on committees of the Board.
- Recommends to the Board the director nominees for each annual meeting of stockholders.
- Advises the Board on Board composition, procedures and whether to form or dissolve committees.
- Advises the Board on corporate governance matters.
- Oversees succession planning for officer positions, including the Chief Executive Officer.
- Oversees and develops criteria for oversight of the evaluation of the Board.

The committee met four times in 2011.

The committee may retain consultants to assist it in identifying and evaluating candidates to serve as directors of the company, but did not do so in 2011. Directors may also identify candidates for the committee. For each candidate, the committee considers the likelihood that the individual will enhance the Board's ability to manage and direct our affairs and business, including, when applicable, by enhancing the ability of committees of the Board to fulfill their duties and satisfy any requirements imposed by law, regulation or stock exchange listing requirements. We do not, however, have any specific minimum qualifications for candidates. When considering candidates for director, the committee takes into account a number of factors, including the following:

- Whether the candidate has relevant business experience.
- Judgment, skill, integrity and reputation.
- Existing commitments to other businesses, including service on other boards of directors.
- Independence from management.
- Whether the candidate's election would be consistent with our corporate governance guidelines.
- Potential conflicts of interest with other pursuits, including any relationship between the candidate and any customer, supplier or competitor of LSI.
- Legal considerations, such as antitrust issues.
- Corporate governance background.
- Financial and accounting background, to enable the committee to determine whether the candidate would be suitable for Audit Committee membership.
- Executive compensation background, to enable the committee to determine whether the candidate would be suitable for Compensation Committee membership.

- The size and composition of the existing Board.
- Whether a candidate or any proposing stockholder has proposed, or is believed to intend to propose, changes to the company's management or business.

While the committee does not have a formal policy concerning diversity, it does seek to have directors with a variety of backgrounds that can provide different points of view and insights from different areas of expertise.

The committee will consider candidates for director suggested by stockholders applying the factors described above and considering the additional information described below. Stockholders wishing to suggest a candidate for director should write to the Corporate Secretary at the address indicated below, and include:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the committee.
- The name of and contact information for the candidate.
- A statement of the candidate's business and educational experience.
- A statement detailing the candidate's ownership of LSI securities.
- Information regarding each of the factors listed above, other than the factor regarding board size and composition, sufficient to enable the committee to evaluate the candidate.
- Detailed information about any relationship or understanding between the proposing stockholder and the candidate.
- A statement from the candidate that the candidate is willing to be considered and willing to serve as a director if nominated and elected.

Before nominating a sitting director for re-election, the committee will consider the director's past performance as a member of LSI's Board of Directors.

Under our by-laws, nominations for director may be made only by or at the direction of the Board, or by a stockholder of record at the time of giving notice who is entitled to vote and who delivers written notice along with the additional information and materials required by the by-laws to our Corporate Secretary not later than the 45th day or earlier than the 75th day before the one-year anniversary of the date that we released to stockholders the proxy statement for our previous year's annual meeting. For 2013, our Corporate Secretary must receive this notice on or after January 14, 2013, and on or before February 13, 2013. You can obtain a copy of the full text of the by-law provision by writing to our Corporate Secretary, 1621 Barber Lane, Milpitas, CA 95035.

Risk Management

Our management is responsible for identifying the risks we face in our business and determining what steps, if any, we should take to mitigate those risks. Our Audit Committee discusses with management the process by which management evaluates these risks. It also discusses with management the financial risks we face. Twice a year, management presents to the full Board a list of the main risks faced by the business and management's efforts and plans to mitigate the potential impact of those risks. Several times a year, management also provides a detailed analysis of one specific risk and management's actions to mitigate the potential impact of that risk.

Communications with Directors

Individuals who want to communicate with our Board of Directors or any individual director can write to:

LSI Corporation
Board Administration
Room 12K-310
1110 American Parkway NE
Allentown, PA 18109

You also can send an e-mail to the appropriate address below:

- board@lsi.com for communications to the whole Board or any individual director.
- auditchair@lsi.com for communications to the Chairman of our Audit Committee.
- compensationchair@lsi.com for communications to the Chairman of our Compensation Committee.
- nominatingchair@lsi.com for communications to the Chairman of our Nominating and Corporate Governance Committee.

The Corporate Secretary's office will review each communication. Depending on the subject matter, that office will:

- Forward the communication to the director or directors to whom it is addressed.
- Attempt to handle the inquiry directly, without forwarding it, for example where it is a request for information about LSI or it is a stock-related matter.
- Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, the Corporate Secretary presents a summary of all communications received since the last meeting and makes those communications available to the directors on request. The Board has approved this process.

Compensation Committee Interlocks and Insider Participation

Messrs. Haggerty, Miner and Netravali and Ms. Whitney served on our Compensation Committee in 2011. None of these individuals has ever been an employee of LSI, none of them was involved in a transaction involving LSI that we are required to disclose under "related person transaction" rules and no "compensation committee interlocks" existed during 2011.

Director Compensation

We pay directors who are not employees of the company cash retainers and grant them equity awards. The table below summarizes the compensation we paid for 2011 to each person who served as a non-employee director at any time during 2011.

Director Compensation for 2011

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Total ($)
Charles A. Haggerty	96,500	63,994	65,702	226,196
Richard S. Hill	78,000	63,994	65,702	207,696
John H.F. Miner	89,500	63,994	65,702	219,196
Arun Netravali	83,000	63,994	65,702	212,696
Matthew J. O'Rourke	37,500	63,994(2)	65,702(2)	167,196
Charles C. Pope	69,000	63,994	63,839	196,833
Gregorio Reyes	124,000	63,994	65,702	253,696
Michael G. Strachan	94,000	63,994	65,702	223,696
Susan Whitney	84,000	63,994	65,702	213,696

(1) Each director received one stock option and one grant of restricted stock units in 2011. The amounts shown in these columns reflect the grant date fair value of the stock option or restricted stock units granted to the named individual. You can find information about the assumptions we used in valuing these stock options in note 4 to the financial statements included in our 2011 Annual Report on Form 10-K. The restricted stock units were valued using the closing price of our stock on the grant date. The following table presents additional information about stock options and restricted stock units held by our non-employee directors at the end of 2011.

Name	Number of Restricted Stock Units Held at 12/31/11	Number of Shares Subject to Stock Options Held at 12/31/11
Charles A. Haggerty	10,355	252,387
Richard S. Hill	10,355	243,987
John H.F. Miner	10,355	252,387
Arun Netravali	10,355	265,587
Matthew J. O'Rourke	—	—
Charles C. Pope	9,937	37,263
Gregorio Reyes	10,355	362,387
Michael G. Strachan	10,355	162,387
Susan Whitney	10,355	162,387

(2) These awards were canceled pursuant to their terms when Mr. O'Rourke retired from the Board in May 2011.

Our standard director cash compensation program is shown in the table below. Directors who are employees of the company receive no additional compensation for their service as a director. In addition to the payments shown below, each non-employee director receives a stock option and restricted stock units when he or she first becomes a director and each March 1 thereafter if he or she has been a director for at least six months. The number of restricted stock units received is equal to $64,000 divided by our closing stock price on the date of grant and the number of shares covered by the stock option is equal to 3.75 times the number of restricted stock units received. We believe this results in the stock option and restricted stock units the director receives having an aggregate value of approximately $160,000, with 60% of the value in the form of the stock option and 40% of the value in the form of the restricted stock units. Beginning in 2012, the number of shares subject to stock options granted to new directors and annual stock options granted to continuing directors will be determined by dividing $96,000 by the accounting value of an option to purchase one share on the date of grant. These stock options become exercisable in full six months after the date of grant and the restricted stock units vest in full one year after the date of grant. Options granted to a director may be exercised only while the director serves on the Board, within 12 months after death or following termination of service on the Board as a result of total disability or within 90 days after the individual ceases to serve as a director of LSI for a reason other than death, total disability or misconduct, but in no event after the seven-year term of the option has expired.

Compensation Element	Amount ($)
Annual retainer for Chairman of the Board	120,000
Annual retainer for each other director	60,000
Additional retainer per Board meeting attended in excess of six per year	1,000
Additional annual retainer for the Chairman of the Audit Committee	30,000
Additional annual retainer for each other member of the Audit Committee	15,000
Additional annual retainer for the Chairman of the Compensation Committee	22,500
Additional annual retainer for each other member of the Compensation Committee	10,000
Additional annual retainer for the Chairman of the Nominating and Corporate Governance Committee	17,500
Additional annual retainer for each other member of the Nominating and Corporate Governance Committee	10,000

AUDIT COMMITTEE REPORT

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2011. The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed under Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received from PricewaterhouseCoopers the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the Securities and Exchange Commission.

Michael G. Strachan, Chairman
Richard S. Hill
Charles C. Pope

SECURITY OWNERSHIP

The following table sets forth information about the beneficial ownership of LSI common stock as of March 2, 2012, by all persons known to us to be beneficial owners of more than five percent of our common stock, by all directors, nominees for director and executive officers named in the Summary Compensation Table and by all current directors and executive officers as a group. On March 2, 2012, 568,383,089 shares of our common stock were outstanding.

Name	Number of Shares Beneficially Owned(1)	Percent of Common Stock Beneficially Owned (%)
BlackRock, Inc.	77,809,525(2)	13.7
Cramer Rosenthal McGlynn, LLC	33,755,072(3)	5.9
The Vanguard Group, Inc.	33,343,321(4)	5.9
Charles A. Haggerty	364,357(5)	*
Richard S. Hill	265,957	*
John H.F. Miner	291,917(6)	*
Arun Netravali	291,017	*
Charles C. Pope	47,200	*
Gregorio Reyes	539,357(7)	*
Michael G. Strachan	226,857(8)	*
Susan Whitney	71,763	*
Abhijit Y. Talwalkar	5,563,874	1.0
Bryon Look	1,933,018	*
D. Jeffrey Richardson	2,460,103	*
Jean F. Rankin	950,625	*
Gautam Srivastava	94,254	*
Philip Bullinger	198,782	*
All current directors and executive officers as a group (13 individuals)	13,100,299	2.3

* less than 1%

(1) Includes beneficial ownership of the following numbers of shares of LSI common stock that may be acquired within 60 days of March 2, 2012, pursuant to stock options awarded under LSI stock plans:

Name	Number of shares subject to stock options
Mr. Haggerty	252,387
Mr. Hill	243,987
Mr. Miner	252,387
Mr. Netravali	265,587
Mr. Pope	37,263
Mr. Reyes	362,387
Mr. Strachan	154,887
Mr. Talwalkar	5,021,693
Mr. Look	1,712,500
Mr. Richardson	2,237,500
Ms. Rankin	755,085
Mr. Srivastava	87,625
All current directors and executive officers as a group	11,383,288

(2) As reported in Schedule 13G/A filed January 10, 2012, with the Securities and Exchange Commission by BlackRock, Inc. BlackRock has sole voting and sole dispositive power over all shares. The address for BlackRock is 40 East 52nd Street, New York, NY 10022.

(3) As reported in Schedule 13G filed February 13, 2012, with the Securities and Exchange Commission by Cramer Rosenthal McGlynn, LLC. Cramer Rosenthal McGlynn has sole voting power over 30,478,806 shares, shared voting power over 50,100 shares and sole dispositive power over all shares. The address for Cramer Rosenthal McGlynn is 520 Madison Ave., New York, NY 10022.

(4) As reported in Schedule 13G filed February 9, 2012, with the Securities and Exchange Commission by The Vanguard Group, Inc. The Vanguard Group has sole voting power over 795,745 shares, sole dispositive power over 32,547,576 shares and shared dispositive power over 795,745 shares. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5) Includes 80,000 shares held in a trust, the trustees of which are Mr. Haggerty and his wife. They share investment and voting control over those shares. Also includes 10,000 shares owned by Mr. Haggerty's son over which Mr. Haggerty has shared voting and investment control. Mr. Haggerty disclaims beneficial ownership of those shares.

(6) Includes 17,560 shares held in a trust, the trustees of which are Mr. Miner and his wife. They share investment and voting control over those shares along with Atherton Lane Advisors.

(7) Includes 10,000 shares held in a trust, the trustees of which are Mr. Reyes and his wife. They share investment and voting control over those shares.

(8) Includes 61,615 shares held in a trust, the trustees of which are Mr. Strachan and his wife. They share investment and voting control over those shares.

PROPOSAL ONE — ELECTION OF DIRECTORS

Nominees

Our Board of Directors consists of nine members. All directors are elected annually and serve until the next annual meeting or until their successors have been duly elected and qualified.

The Board of Directors expects all nominees named below to be available to serve as directors if elected. If any nominee named below is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for a nominee designated by the current Board of Directors to fill the vacancy.

Set forth below is information about the nominees for election as directors and the specific experience, qualifications, attributes or skills that the Board considered in determining to nominate each individual.

Name of Nominee	Age	Principal Occupation	Director Since
Charles A. Haggerty	70	President and Chief Executive Officer, LeConte Associates	2006
Richard S. Hill	60	Chief Executive Officer and Director, Novellus Systems, Inc.	2007
John H.F. Miner	57	Managing Director, Pivotal Investments LLC	2006
Arun Netravali	65	Managing Partner, OmniCapital Group LLC	2007
Charles C. Pope	57	Retired Chief Financial Officer, Seagate Technology	2011
Gregorio Reyes	71	Management Consultant	2001
Michael G. Strachan	63	Retired Partner, Ernst & Young LLP	2009
Abhijit Y. Talwalkar	48	President and Chief Executive Officer of LSI	2005
Susan Whitney	62	Retired General Manager, IBM System x	2008

There are no family relationships between or among any of our directors or executive officers. Messrs. Hill and Netravali joined our Board in 2007 as designees of Agere Systems in connection with our merger with Agere.

Mr. Haggerty has served as President and Chief Executive Officer of LeConte Associates, a consulting and investment firm, since 2000. From 1993 to 2000, Mr. Haggerty was Chairman, President and Chief Executive Officer of Western Digital Corporation, a maker of hard disk drives for digital information storage. Previously he was with IBM Corporation, where he served in various general management roles including marketing, product development and operations capacities during a 28-year career. He serves on the boards of Deluxe Corporation, Imation Corporation and Pentair, Inc. and was a member of the board of directors of Beckman Coulter, Inc. from 1996 to 2011. From his position as the head of a publicly-held maker of hard drives, he has experience with issues faced by those leading a public company and experience in an industry that is one of our target customers. He is also able to provide our Board with valuable insights gained over the last 18 years from his service as a director of other public companies and his service on a number of board committees.

Mr. Hill has been Chief Executive Officer and a director of Novellus Systems, Inc., a supplier of integrated circuit manufacturing equipment, since 1993 and has been Chairman of its board of directors since 1996. Before joining Novellus, Mr. Hill spent 12 years at Tektronix, Inc., where he held a variety of positions, including President of Tektronix Development Company, Vice President of the Test and Measurement Group and President of Tektronix Components Corporation. Prior to joining Tektronix, he held engineering management and engineering positions at General Electric, Motorola and Hughes Aircraft Company. Mr. Hill is a director of Arrow Electronics, Inc. and the University of Illinois Foundation. Mr. Hill was a member of the board of directors of SemiLEDs Corporation from 2010 to 2012 and of Agere Systems Inc. from 2003 to 2007. Novellus makes equipment used by semiconductor foundries in the process of making integrated circuits. From his position as the head of Novellus, he has experience with issues faced by those leading a public company and is familiar with trends and developments in the semiconductor foundry business.

Mr. Miner has been a managing director of Pivotal Investments LLC, a venture capital fund, since January 2009, and is a director of two private companies. From April 2003 to June 2005, Mr. Miner was the President of Intel Capital, a venture capital organization of Intel Corporation, a microprocessor manufacturer, and a Corporate Vice President of Intel. He retired from Intel in June 2005, after 22 years of service in various sales, engineering, marketing and general management roles. At Intel, Mr. Miner gained knowledge of a number of markets we serve, including the personal computer, server and networking markets. Through his experience in the venture capital industry, he also has skills in evaluating business opportunities.

Mr. Netravali has been Managing Partner of OmniCapital Group LLC, a venture capital firm, since November 2004. From January 2002 to April 2003, Mr. Netravali was Chief Scientist for Lucent Technologies Inc., a provider of services, systems and software for communications networks. From June 1999 to January 2002, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect. Mr. Netravali was a member of the board of directors of Level 3 Communications Inc. from 2003 to 2011 and of Agere Systems Inc. from 2004 to 2007. Mr. Netravali has an extensive background in the technology industry and, in particular, the networking field that we serve.

Mr. Pope was Chief Financial Officer of Seagate Technology, a maker of hard disk drives, from 1998 through August 2008. From August 2008 through October 2010, he served as Executive Vice President — Corporate Development for Seagate. Mr. Pope has significant experience in the hard disk drive industry, which is one of our target customers, and with finance and financial reporting matters through his positions with Seagate and through other finance positions he held earlier in his career.

Mr. Reyes has served as the Chairman of our Board of Directors since May 2007. Mr. Reyes has been a private investor and management consultant since 1994. He co-founded Sunward Technologies in 1985 and served as Chairman and Chief Executive Officer until 1994. Mr. Reyes serves on the board of directors of Dialog Semiconductor and Seagate Technology. Mr. Reyes has extensive experience in the technology industry and, through his position with Sunward and on other boards, with issues faced by those running a public company.

Mr. Strachan retired from Ernst & Young LLP in December 2008. During 2008, he was a member of Ernst & Young's America's Executive Board, which oversaw the firm's strategic initiatives in North and South America. From 2007 to December 2008, he was a member of Ernst & Young's U.S. Executive Board, which oversaw partnership matters in the U.S. for the firm. From 2000 through

December 2008, he was Vice Chairman and Area Managing Partner for Ernst & Young offices between San Jose, California and Seattle, Washington, and was responsible for oversight of the firm's operations in that area. He began his career at Ernst & Young in 1976. His experience in the accounting industry enables him to play a meaningful role in the oversight of our financial reporting and accounting practices.

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer, from 1993 until 2005. At Intel, he held a number of management positions, including senior positions from 1995 to 2005. Mr. Talwalkar is a member of the board of directors of LAM Research Corporation. As the Chief Executive Officer of LSI, he has detailed and unique knowledge of the company's operations, opportunities and challenges.

Ms. Whitney is retired from IBM, a provider of information technology products and services, where she most recently served from 2001 to 2007 as General Manager, IBM System x, IBM's x86-based server division. She began her career at IBM in 1972. Ms. Whitney has over 35 years of experience in computer hardware and software and has extensive knowledge of related market requirements and trends and distribution systems, as well as financial business models. From running a global business, she also has insights into both developed and developing markets. She also has experience in markets we serve.

Board Recommendation

The Board of Directors recommends a vote "FOR" the election of each of the nominees listed above as a director of the company.

PROPOSAL TWO — RATIFICATION OF SELECTION OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, to audit our consolidated financial statements for the 2012 fiscal year. A representative of PricewaterhouseCoopers is expected to be present at the annual meeting, will be permitted to make a statement if desired and will be available to answer appropriate questions. The Audit Committee has considered whether the non-audit services provided by PricewaterhouseCoopers are compatible with maintaining the independence of PricewaterhouseCoopers and has concluded that the independence of PricewaterhouseCoopers is maintained and is not compromised by the services provided.

The following table presents the fees billed by PricewaterhouseCoopers to LSI for services rendered in 2011 and 2010.

Nature of Services	2011	2010
	(In thousands)($)	(In thousands)($)
Audit Fees	2,339	2,451
Audit-Related Fees(1)	1,095	100
Tax Fees(2)	961	859
All Other Fees(3)	8	9
Total Fees Billed	4,403	3,419

(1) "Audit-Related Fees" represent fees charged for an audit performed in connection with the sale of our external storage systems business and for assistance with acquisition due diligence.

(2) "Tax Fees" represent fees charged for tax advice, tax compliance, domestic and international tax planning and global tax audit defense.

(3) "All Other Fees" include charges for access to an accounting research tool provided by PricewaterhouseCoopers.

Under its charter, the Audit Committee must pre-approve all engagements of the independent auditors unless an exception to such pre-approval requirement exists under applicable law. Each year, the committee approves the retention of the independent auditors to audit our financial statements, including proposed fees, before the filing of the preceding year's annual report on Form 10-K. At the beginning of the year, the committee evaluates other known potential engagements of the independent auditors, including the scope of the work proposed to be performed and the proposed fees, and approves or rejects each engagement, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent auditors' independence from management. At each subsequent meeting, the committee receives updates on the services actually provided by the independent auditors, and management may present additional services for approval. Typically, these are services that would not have been known at the beginning of the year, such as due diligence for an acquisition.

Under the committee's charter, the Chairman of the committee has the authority to evaluate and approve engagements on behalf of the committee in the event that a need arises for pre-approval between committee meetings. This might occur, for example, if we were to propose to execute a financing transaction on an accelerated schedule. If the Chairman approves any engagements under this authority, he reports that approval to the full committee at the next committee meeting. In 2011 and 2010, all engagements of our independent auditors were approved in accordance with our pre-approval requirements.

Board Recommendation

The Board of Directors recommends a vote "FOR" the ratification of the selection of PricewaterhouseCoopers LLP as LSI's independent auditors for 2012.

PROPOSAL THREE — ADVISORY VOTE TO APPROVE OUR EXECUTIVE COMPENSATION

As we describe in the Compensation Discussion and Analysis below, we seek to provide our executive officers with a competitive compensation package that will motivate them to drive both short-term and long-term business success. Highlights of our executive compensation program include:

- A significant portion of the total pay opportunity of each executive officer is delivered in the form of incentives that depend on the company's performance.
- Our compensation program includes a mix of short-term and long-term incentives, including both cash and equity. Each year, the Compensation Committee reviews the forms and levels of executive compensation with an independent compensation consultant with a goal of ensuring that we provide our executive officers with a competitive compensation package that encourages our executive officers to take actions that will increase long-term stockholder value while at the same time minimizing excessive risk taking.
- Our bonus program provides for annual bonuses for executive officers that depend principally on the level of non-GAAP operating income that we achieve and, to a lesser extent, achievement of operational goals.
- Our equity compensation program for executive officers includes a mix of stock options, performance-based restricted stock units and time-based restricted stock units. The performance-based restricted stock units we granted in 2011 will not vest unless, over a three-year period, our revenue and adjusted operating performance is at least at the 50th percentile of the companies in the peer group identified under the heading "Our Benchmarking Practices" in the Compensation Discussion and Analysis.
- We have stock ownership guidelines for our executive officers that we believe will encourage those individuals to avoid taking excessive risks to increase their current compensation levels.

U.S. law requires us to conduct a vote on the compensation as disclosed in this proxy statement of the executive officers identified in the Summary Compensation Table. We refer to these individuals as our "named executive officers." We currently hold an advisory vote to approve our executive compensation each year.

The vote on this proposal is not intended to address any specific element of compensation; rather, the vote relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. The vote is advisory, which means that the vote is not binding on the company, our Board of Directors or the Compensation Committee. To the extent there is any significant vote against our executive officer compensation, the Compensation Committee will evaluate whether any actions are appropriate to address the concerns of stockholders.

The Board of Directors recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement.

PROPOSAL FOUR — APPROVAL OF OUR AMENDED 2003 EQUITY INCENTIVE PLAN

The Board of Directors has amended our 2003 Equity Incentive Plan, subject to approval by our stockholders. The amended plan will become effective, and will replace the current plan, upon approval by stockholders. If our stockholders do not approve the amended plan, we may not have enough shares available under the plan to meet our anticipated needs through next year's annual meeting. We believe that having the ability to grant competitive equity awards is an important recruiting and retention tool. We currently grant stock options and restricted stock units under the plan to employees and to members of our Board of Directors. On March 26, 2012, the closing price of a share of our common stock on the New York Stock Exchange was $8.89.

Summary of Changes

The material changes we are proposing to the plan are:

- Making a total of 25 million shares available for new awards under the plan after the amended plan is approved by stockholders. Of that amount, 15 million shares will be available for grants of restricted stock and/or restricted stock units. We anticipate that this will meet our needs for at least one year. As of March 12, 2012, a total of 17,384,555 shares were available under the plan, of which 10,834,364 shares were available for awards of restricted stock and restricted stock units. All of the shares available could be used for the grant of stock options.
- Extending the period during which incentive stock options can be granted to February 9, 2022. Under the amended plan, a maximum of 25 million shares may be issued upon exercise of incentive stock options.

We are proposing other changes to the plan, including:

- Clarifying that the performance measures that can be used to determine the vesting of awards intended to qualify for deductibility under Section 162(m) of the Internal Revenue Code can be used in combination with other performance goals, or in relative terms such as against results for other periods or against an index.
- Clarifying that the authority to administer the plan includes the power to adopt procedures and subplans to satisfy applicable laws outside of the United States and/or to qualify for favorable tax treatment outside of the United States.
- Providing that if an award is permitted to be transferred, the transfer will not be permitted if it would cause the award to lose eligibility for registration under the Securities Act of 1933 on the registration statement we typically use.
- Providing that tax withholding arrangements with respect to awards may include methods determined by the committee administering the plan and permitted by applicable law.

Stockholder approval of the amended plan also allows us to grant awards under the plan that are intended to qualify as performance-based awards under Section 162(m) of the Internal Revenue Code that we can deduct for tax purposes.

Plan Description

The following is a description of the material terms of the amended plan.

Awards

The plan permits the grant of the following types of awards:

- Stock options
- Restricted stock and restricted stock units
- Stock appreciation rights

Shares Available

A total of 25 million shares will be available for awards granted under the plan on or after the date that stockholders approve the amended plan. Of this amount, no more than 15 million shares may be used for the grant of restricted stock or restricted stock units. Shares that are subject to awards (including awards granted prior to stockholder approval of the amended plan) that are canceled, that expire or otherwise terminate without the issuance of shares, and restricted stock that is forfeited, will be added back to the "pool" of shares from which we can grant awards. Shares of restricted stock that are forfeited and shares that are subject to canceled or forfeited restricted stock units will also be added back to the pool of shares available for those types of awards. Shares used to pay the exercise price or taxes on an award will not be added back to the pool.

Plan Administration

The plan is administered by the Compensation Committee. The committee can delegate its authority to grant and administer awards to people who are not subject to Section 16 of the Securities Exchange Act of 1934. Currently, our directors and executive officers are subject to that law. The committee may not implement an exchange or repricing program without the approval of our stockholders. Under these types of programs, outstanding awards are amended to provide for a lower exercise price, or exchanged for a different type of award, cash or a combination of cash and a different type of award. The committee can waive any performance requirement or accelerate the vesting or exercisability of any award granted under the plan.

Eligibility

All of our employees, including those of our affiliates, and our directors are eligible to receive awards under the plan. As of March 12, 2012, we had a total of 4,738 employees and directors.

Capital Changes

If we pay a stock or extraordinary cash dividend or make any other distribution, or effect a stock split, reorganization, merger or other change in our capital structure, the committee will adjust the number and class of shares available for issuance under the plan, the number, class and price of shares or other property or cash subject to outstanding awards and the per-person limits on awards, as appropriate, to reflect the transaction.

Stock Options

Stock options give the holder the right to purchase shares from us at a specified price and for a specified period of time. The plan permits the grant of both incentive stock options and nonqualified stock options. Incentive stock options are stock options that qualify for treatment under Section 422 of the Internal Revenue Code. A maximum of 25 million shares can be issued under the amended plan upon exercise of incentive stock options. Nonqualified stock options are stock options that are not incentive stock options. Employees and directors can receive nonqualified stock options. Only employees can receive incentive stock options. Our current practice is to grant only nonqualified stock options.

The committee will fix the term of each option at the time of grant. The term cannot be longer than seven years from the date of grant, or five years in the case of an incentive stock option granted to a stockholder who holds more than 10% of the combined voting power of the company or any of its subsidiaries. Typically, the stock option will not be exercisable for some period of time or until a condition, such as achievement of a performance target, is met. After an option is granted, the committee, in its sole discretion, may accelerate the exercisability of the option. Our current practice is to grant employees options with a seven-year term that become exercisable at the rate of 25% per year until fully exercisable. Our current practice for options granted to directors is described below under "Future Plan Awards."

The exercise price for each option may not be less than 100% of the fair market value of a share of common stock on the date the option is granted (except in certain limited circumstances described in the plan), or less than 110% of such fair market value in the case of incentive stock options granted to a stockholder who holds more than 10% of the combined voting power of the company or any of its subsidiaries. No person can be granted stock options covering more than 4 million shares in any fiscal year.

When a holder exercises a stock option granted under the plan, the holder must pay the exercise price in full and make arrangements acceptable to us for the satisfaction of applicable tax withholding requirements. The method of payment is determined by the committee, and may be in cash, cash equivalent, other shares of common stock or any other form that is considered legal consideration for the shares and is permitted under applicable law.

When an individual's employment with the company or service as a director ends, all stock options that are not then exercisable will terminate. To the extent that it is then exercisable, a stock option may remain exercisable for a period determined by the committee, but not longer than the original term of the option.

Stock Appreciation Rights

Stock appreciation rights give the holder the right, upon exercise of the stock appreciation right, to receive any future appreciation in the value of the shares subject to the award. The appreciation may be paid in cash or shares of equal value or a combination of the two. The value we will pay upon the exercise of a stock appreciation right is equal to the product of the number of shares for which the award is exercised and the difference between the fair market value of a share of our stock on the day of exercise (or the day before) and the base price, which cannot be lower than the fair market value of a share on the date of grant (except in certain limited situations described in the plan). No person can receive stock appreciation rights covering more than 4 million shares in a fiscal year.

Like stock options, the maximum term of a stock appreciation right is seven years and a stock appreciation right typically will not be exercisable for some period of time after grant. When an individual's employment with the company or service as a director ends, all stock appreciation rights that are not then exercisable will terminate. To the extent that it is then exercisable, a stock appreciation right may remain exercisable for a period determined by the committee, but not longer than the original term of the right.

Restricted Stock

Restricted stock is stock that can be forfeited if the holder leaves the company before the end of a specified vesting period or if specified performance goals are not met. No participant may be granted more than 1 million shares of restricted stock and restricted stock units in any fiscal year.

Restricted Stock Units

A restricted stock unit entitles the holder to receive a share of stock after the passage of a vesting period. A restricted stock unit award may also require that one or more performance goals be met for the award to vest. When a restricted stock unit vests, we deliver the underlying shares to the holder after making arrangements for the payment of applicable withholding taxes. We typically withhold shares having a value equal to the applicable tax withholding.

The committee can pay earned restricted stock units in cash, shares or a combination of cash and shares. No participant may be granted more than 1 million restricted stock units and shares of restricted stock during any fiscal year.

Performance Goals

Awards under the plan may be made subject to the attainment of performance goals relating to one or more performance measures, including:

- Cash flow
- Earnings per share
- Operating income
- Profit
- Return on capital
- Return on equity
- Return on sales
- Revenue
- Total shareholder return

Performance goals may differ from participant to participant, from performance period to performance period and from award to award. Any criteria used may be measured, as applicable:

- In absolute terms
- In combination with another performance goal or goals (for example, as a ratio or matrix)
- In relative terms (including results for other periods, passage of time and/or against another company or companies or an index or indices)
- On a per-share basis
- Against the performance of the company as a whole or a segment of the company
- On a pre-tax or after-tax basis

The committee may also include or exclude from any GAAP measures any elements that would normally be excluded or included in the GAAP measures, whether or not such determinations result in any performance goal being measured on a basis other than GAAP.

Making awards subject to performance goals may allow compensation payable under the awards to be viewed as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, which limits the deductibility for tax purposes of non-performance-based compensation paid to some of our executive officers. Awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) will be subject to any limits or conditions necessary to qualify the awards as performance-based compensation for purposes of Section 162(m). For awards that are intended to qualify as performance-based compensation, the committee can reduce or eliminate (but not increase) the amount payable at a given performance level.

Transferability of Awards

Awards granted under the plan will generally not be transferable, although the committee may allow for limited transferability, and all rights with respect to an award generally will be available, during the lifetime of the holder, only to the holder of the award.

Change in Control

In the event of a merger of the company with or into another corporation or other entity or a change in control of the company, the committee will determine how each outstanding award will be treated. The committee may provide, for example, that each award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. The committee need not treat all awards similarly in the transaction.

In the event the successor corporation does not assume or substitute for the award, (1) the holder will fully vest in and have the right to exercise all of his or her outstanding stock options or stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, (2) all restrictions on restricted stock and restricted stock units will lapse, and (3) if the award has performance-based vesting, all performance goals or other performance-based vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if a stock option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or change in control, the committee can determine the period during which the award can be exercised.

Amendment and Termination of the Plan

The committee may amend, suspend or terminate the plan at any time, but such amendment, suspension or termination may not impair the rights of any participant without the participant's consent. In addition, without further stockholder approval, incentive stock options may not be granted under the plan after February 9, 2022.

Tax Effects

The following paragraphs summarize the material federal income tax consequences to U.S. taxpayers and the company of awards granted under the plan. Tax consequences for any particular individual may be different.

The following discussion assumes that the fair market value of the company's common stock on the date of exercise is greater than the per share exercise price.

Nonqualified Stock Options. No taxable income is reportable when a nonqualified stock option with an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value on the exercise date of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee is subject to tax withholding by the company. Any additional gain or loss recognized upon any later disposition of the shares purchased would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is similar to the taxation for nonqualified stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two- or one-year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right with an exercise price equal to or greater than the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any subsequent disposition of the shares would be capital gain or loss.

Restricted Stock and Restricted Stock Units. A participant generally will not have taxable income at the time restricted stock or restricted stock units are granted. Instead, he or she typically will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. Typically, this occurs when the award vests. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Tax Effect for LSI. LSI generally will be entitled to a tax deduction in connection with an award under the plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes the income (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to our Chief Executive Officer and other specified highly compensated executive officers. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to any of those executives will be deductible only to the extent that it does not exceed $1 million. However, we can preserve the deductibility of certain compensation in excess of $1 million if the conditions of Section 162(m) are met. These conditions include stockholder approval of the plan and its material terms, setting limits on the number of awards that any individual may receive and for awards other than certain stock options, establishing performance criteria that must be met before the award actually will vest or be paid. We have designed the plan to permit the committee to grant awards that are intended to qualify as performance-based compensation for purposes of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with qualified awards.

Section 409A. Section 409A of the Internal Revenue Code contains requirements applicable to non-qualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. Certain states, including California, have similar laws. Unless the committee expressly decides otherwise, awards will be administered so that they will be exempt from or meet the requirements of Section 409A and not be subject to the tax and interest described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF UNITED STATES FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE 2003 EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

Future Plan Awards

The awards to be made under the plan in the future to current or future employees cannot be determined at this time.

The Board has adopted a policy providing that each newly elected director will receive on the date of his or her election, and each non-employee director who has been on the Board for at least six months will receive each March 1, a combination of a stock option and restricted stock units having a value of approximately $160,000, with approximately 60% of the value being in the form of a stock option and 40% of the value being in the form of restricted stock units. The term of these options is seven years and they become exercisable in full six months after the date of grant, in each case assuming continued service on the Board. The restricted stock units granted to directors vest after one year, assuming continued service on the Board.

Board Recommendation

The Board of Directors recommends a vote "FOR" the approval of the amended 2003 Equity Incentive Plan.

EQUITY COMPENSATION PLAN INFORMATION AS OF DECEMBER 31, 2011

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	59,065,785	$3.86	51,767,594(1)
Equity compensation plans not approved by security holders(2)	17,342,688	$7.72	—
Total	76,408,473(3)	$4.74	51,767,594(1)

(1) Of this amount, 19,598,533 shares were available for awards of restricted stock or restricted stock units under our 2003 Equity Incentive Plan. Those shares were also available for stock option awards. The amount shown also includes 20,772,230 shares that were available for purchase under our Employee Stock Purchase Plan.

(2) In connection with a number of acquisitions we have made, we have assumed equity awards originally granted by the acquired company. The table does not include information about those awards. At December 31, 2011 and pursuant to those awards, up to 4,650,502 shares were issuable upon exercise of outstanding stock options and stock appreciation rights, with a weighted average exercise price of $7.66 per share. We will not issue any further awards under the plans pursuant to which these awards were issued.

(3) Includes 59,594,147 shares that were issuable upon exercise of outstanding stock options and stock appreciation rights and up to 16,814,326 shares that were issuable upon vesting of restricted stock units.

You can find additional information about our equity compensation plans in note 4 to the financial statements included in our annual report on Form 10-K for the year ended December 31, 2011.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

Over the past few years, we have been working to build LSI into a leading designer of semiconductors and software for storage and networking. We have been seeking to win business from market-leading companies who design our products into their mainstream offerings.

In 2011, our strategy began to have a noticeable, positive impact on our financial results as a number of new products reached production. During 2011:

- We saw our revenues increase 9% over 2010 levels, even though we were adversely affected by flooding in Thailand and an economic downturn that began in the third quarter. Our revenues grew 16% in the second half of 2011 over the same period in 2010, better than the semiconductor industry and better than most of the companies in the peer group identified below.
- Our income from continuing operations improved to $90 million, or $0.15 per share, from $34 million, or $0.05 per share in 2010.
- We improved our market share in key areas such as semiconductors for hard disk drives and for carrier wireless networks.
- We continued to exercise control of our operating expenses, which contributed to an improvement in our profitability.
- We continued to obtain new design wins to provide opportunities for future growth.
- We developed a roadmap of future products to continue our progress.
- We made several strategic moves to put the company in a better position for the future, including selling our external storage systems business and agreeing to acquire SandForce, a provider of flash storage processors for enterprise and client flash solutions and solid state drives (SSDs).

We based our 2011 bonus program on achieving levels of non-GAAP operating income that reflected our desire to improve our financial performance while also investing in new product development in order to strengthen our business. When we set the payout structure for the program, we balanced compensating employees competitively with providing profits to stockholders, and considered how other technology companies have balanced these considerations. As a result, our program would have generated funding for 2011 bonuses that was slightly less than target levels.

For the last two years, we have had a long-term incentive program that requires our revenue and adjusted operating income performance to be at least at the 50th percentile of our peer group in order for any payout to be earned.

Executive Officers

For 2011, the executive officers for whom the Securities and Exchange Commission's rules require compensation disclosure were:

- Abhijit Y. Talwalkar – our Chief Executive Officer.
- Bryon Look – our Chief Financial Officer and Chief Administrative Officer.
- D. Jeffrey Richardson – who was the head of our Semiconductor Solutions Group at the beginning of the year and was promoted to Chief Operating Officer in April.

- Jean F. Rankin – our General Counsel and Corporate Secretary.
- Gautam Srivastava – who was the head of our Human Resources organization throughout the year and added responsibility for our Corporate Marketing organization in April.
- Philip Bullinger – who was the head of our External Storage Systems Group until we sold that business in May. Mr. Bullinger left LSI shortly after the sale.

2011 Compensation Program Changes

In 2011, we made the following changes to our compensation program for executive officers:

- We increased the portion of long-term incentive compensation that is performance-based.
- We changed the severance arrangements we have with our executive officers, among other things, to eliminate any excise tax gross-up following a change in control.

Goals of Our Compensation Program

Our compensation program is intended to support our strategic goals, to provide all of our executive officers with a comprehensive compensation package that will motivate them to drive both short-term and long-term business success and to allow us to attract, retain and reward talented individuals to lead the business.

In light of these objectives, we utilized the following guidelines in designing our compensation program for executive officers:

- We should have base salaries and employee benefit programs that are competitive with the programs offered by companies with which we compete for executive talent.
- We should provide executives with the opportunity to earn short-term cash incentives based primarily on our achievement of corporate financial, strategic and operational goals. Typically, the strategic and operational goals are intended to help drive our longer term performance and include, for example, obtaining design wins and meeting product development deadlines. In addition, because more senior executives have a greater ability to have an impact on company performance, we believe a greater percentage of their cash compensation should depend on achieving performance goals. Thus, the target bonus of our Chief Executive Officer is 56% of his cash compensation opportunity, the target bonus of each of our Chief Operating Officer and Chief Financial Officer is 50% of his cash compensation opportunity and the target bonus of each of our other executive officers is 43% of their cash compensation opportunity.
- We should offer equity opportunities that provide long-term incentives for creating additional stockholder value. We believe that offering our executive officers the ability to realize value from increases in the market price of our shares through equity awards aligns the interests of our executive officers with the long-term interests of our stockholders. Equity compensation forms a significant portion of the compensation package we offer our executive officers. In recent years, we have instituted performance tests that must be met in order for executive officers to earn a portion of their equity compensation.

Our Compensation Committee is responsible for the executive compensation program.

Our Benchmarking Practices

In analyzing our executive officer compensation programs, the Compensation Committee reviews information contained in proxy statements about the executive compensation practices of a "peer group" of companies. The peer group used for 2011 compensation decisions was recommended by the committee's consultant and reviewed and approved by the committee and consisted of:

Advanced Micro Devices, Inc.
Altera Corporation
Amkor Technology, Inc.
Analog Devices, Inc.
Atmel Corporation
Broadcom Corporation
Fairchild Semiconductor International
International Rectifier Corporation
Marvell Technology Group Ltd.
MEMC Electronic Materials, Inc.
National Semiconductor Corporation
NetApp, Inc.
NVIDIA Corporation
ON Semiconductor Corporation
Sandisk Corporation
Spansion Inc.[(1)]
Western Digital Corporation
Xilinx, Inc.

(1) For 2011 compensation decisions, the committee was not able to review compensation information from Spansion because that company had not filed with the Securities and Exchange Commission a proxy statement including the relevant information. The committee reviewed information from each of the other companies for base salary, target bonus, total cash opportunity and equity compensation, as well as total compensation.

We first used this peer group for 2008 compensation decisions and selected it to include companies in industry groups similar to the ones in which we conducted business and that, at the time, ranged in market capitalization from about one-third to three times our market capitalization. We expected to use this peer group for several years. Following the sale of our external storage systems business in 2011, we have selected a new peer group for 2012 compensation decisions.

The committee did not use any other information for Messrs. Talwalkar, Look, Richardson and Bullinger. For Ms. Rankin, the committee used peer group information as the primary benchmark and also considered other data about general counsel compensation. Because a limited number of peer companies provided compensation information for the head of their human resources organization in their proxy statements, the committee used other data to evaluate the compensation of Mr. Srivastava.

For both Ms. Rankin and Mr. Srivastava, the committee considered data from the Radford Executive Survey for individuals performing similar functions. The committee used data from two subsets of the companies that participated in the Radford survey. The first subset consisted of San Francisco/San Jose area technology companies with over $1 billion in annual sales. This was the primary benchmark for Mr. Srivastava's compensation. The second subset consisted of the companies in the peer group identified above that participated in the survey. The technology company group used in 2011 was more limited than the group that the committee used in 2010 when considering Ms. Rankin's compensation, as the committee's consultant felt that the smaller group provided more meaningful comparisons. At the end of the proxy statement, you can find a list of the companies included in this year's San Francisco/San Jose area Radford group and in the Radford group that the committee used last year.

Compensation Consultant

The committee has an outside consultant, Exequity, LLP, that advises it and provides data on executive compensation issues. Exequity has been the committee's consultant since 2010. Exequity does not work for the company in any capacity other than as an advisor to the Compensation Committee.

Compensation Elements

Our executive officer compensation program includes the following types of pay:

- Base salary.
- Bonus incentives.
- Equity incentives.
- Severance benefits.
- An allowance in lieu of executive perquisites.
- Other benefits generally available to all of our employees.

Except for benefits available to employees generally, the Compensation Committee reviews each element of executive compensation separately and total compensation as a whole. The committee determines the appropriate mix of elements with a view to rewarding individual and company performance and to ensuring that, with respect to base salary, target bonus and equity compensation, we remain competitive with the executive officer compensation practices of the companies described above under "Our Benchmarking Practices." The committee also reviews tally sheets that list the value of each major element of compensation that we pay to each of our executive officers in a year, as well as information about historical equity grants and potential gains at various stock prices.

In determining the extent of the use and the weight of each element of compensation, the committee considers the effect and importance of each element in meeting our compensation objectives. For example, base salary and generally available benefits allow us to remain competitive in the marketplace in order to continue to attract top talent. We typically structure our bonus incentives to reward executive officers for achieving corporate and organizational performance goals.

Cash Compensation

We typically set base salaries and target bonus percentages for individual executive officers when we hire them or when we promote them from other positions at the company. We review base salaries and target bonus percentages annually and at other times if individual circumstances make doing so appropriate. Circumstances under which we might make changes include:

- When an individual's role in the company changes and they have more or less responsibility or have more or less potential to affect our results.
- When doing so maintains what we believe are appropriate relationships between the compensation provided to different LSI executive officers.
- When we believe doing so is necessary for retention reasons.
- When market data indicates that we are not compensating an individual competitively.

Our bonus program uses non-GAAP operating income to determine how much funding we provide for employee bonuses. We believe use of this measure balances the goals of increasing revenue and improving operating results. Non-GAAP operating income is one of the principal measures we use to compare our performance to that of other companies. We reduce the risk that expenses are reduced to levels that threaten future performance by including operational metrics related to development of future products and customer satisfaction.

Non-GAAP operating income excludes impairment of goodwill and other intangible assets, stock-based compensation, amortization of acquisition-related intangibles, purchase accounting effect on inventory, restructuring of operations and other items, net, and gain or loss on the sale or write-down of investments.

We seek to deliver between 25% and 50% of each officer's target compensation in the form of base salary and bonus opportunity to align our compensation program with market practices. By delivering a higher portion of the total compensation package in the form of equity, we believe that we align our executive officers' interests with those of our stockholders because our executive officers will realize more value from their equity compensation if they deliver greater stockholder value.

Equity Compensation

Our equity incentives include stock options and restricted stock units that are multi-year awards intended to provide incentives to our executive officers to increase stockholder value and to continue to serve as an employee of LSI until their options become exercisable or their restricted stock units vest.

In 2011, we awarded two types of restricted stock units to our executive officers. One type, performance-based restricted stock units, vests in three years, but only if we meet two performance tests, each of which requires that we perform at least at the 50th percentile of our peer group, and if the individual stays with the company. The other type, time-based restricted stock units, will vest at the rate of one quarter per year for four years if the individual stays with the company. We believe that the use of time-based restricted stock units in addition to stock options and performance-based restricted stock units helps further our retention goals by encouraging our executive officers to remain with the company and fully execute our design win and customer focus strategies. These strategies generally take a number of years to be fully implemented and reflected in our financial performance.

We typically grant equity awards to employees broadly in early March of each year. We make other grants during the year principally for new hires, for retention and in connection with promotions. We generally make these other grants at the beginning of each month and at regularly scheduled board meetings. We do not decide when to make equity grants based on our plans for the public release of material information and do not time our release of material information to the public based on when we make equity grants.

Our Compensation Committee may take action to grant awards on a future date. Among other things, this enables all employees, including our executive officers, to have the same grant date for equity awards that are part of our annual grant program. Under that program, awards for different groups of employees are typically approved on different days, but all awards have the same grant date.

In determining levels of executive compensation, the committee reviews and considers existing equity awards, but does not have a formal policy concerning the impact of grants made in the past on future compensation.

Severance Benefits

We believe that reasonable severance arrangements can be beneficial both for executive officers and for the company. By providing some post-employment monetary security, these arrangements enable employees to focus more energy on the company's business, particularly in times of uncertainty. Having a pre-determined amount of compensation that an executive officer will receive following a termination of employment may also reduce the amount of cost and effort we must expend in individual negotiations.

Allowance in lieu of executive perquisites

Before 2009, we provided our executive officers with a number of executive perquisites. In 2009, we replaced these benefits with a cash allowance to reduce the burden of administering individual programs while providing our executives the flexibility to use the money for those services that are most important to them. The amount of the allowance is $25,000 per year for our Chief Executive Officer and $20,000 per year for each of the other executive officers.

Company-wide Benefits

Our executive officers also are eligible to participate in the health and welfare programs that we make available to our employees generally, although with higher benefit levels in the case of life insurance and accidental death and dismemberment insurance. They can also participate in our 401(k) program and our employee stock purchase plan on the same terms as other employees.

Analysis of Compensation Risk

We have considered our compensation programs and policies for employees and do not believe that they are reasonably likely to have a material adverse effect on the company.

2011 Compensation Decisions

Overview

In 2011, we targeted total compensation opportunity, including base salary, target bonus percentage and equity compensation, in the third quartile, that is between the 50th and 75th percentiles, of the relevant peer group, in order to provide a competitive compensation opportunity to attract and retain talented individuals as senior managers of the company and to recognize the difficulty of achieving the goals in some of our incentive plans. While we also targeted individual compensation elements in the same range, individual elements may vary based on factors such as: an assessment of the individual's performance, the level of other pay elements, retention concerns, experience, succession planning considerations and what was negotiated when the individual initially joined the company. To the extent that we do not attain our operating goals or our stock price does not increase, our executive officers may not achieve payouts in the third quartile.

Following the base salary adjustments described below, the committee believed that the compensation packages it awarded in February 2011 to the executive officers identified in the Summary Compensation Table, whom we refer to as the named executive officers, had the following absolute values and were all in the third quartile of the pay packages awarded by the relevant peer companies.

Total Pay Opportunity for 2011

Name	Target total pay opportunity ($)(1)
Abhijit Y. Talwalkar	7,000,000
Bryon Look	3,080,000
D. Jeffrey Richardson	3,350,000
Jean F. Rankin	1,599,750
Gautam Srivastava	1,299,500
Philip Bullinger	2,143,750

(1) Target total pay opportunity includes base salary, bonus assuming payment at target and the value of equity awards granted. Because of timing considerations around the computation of financial reporting values for equity awards and the aggressive performance metrics applicable to our

performance-based restricted stock units, the committee used valuation estimates that it believed were reasonable, but that differed from the valuations we used later for financial reporting purposes. You can find information about how we valued the equity awards below under "Equity Awards."

The amounts shown in the table above represent an estimate of what the named executive officers might earn, not actual cash payments we have made or may make to them. The actual amount they will earn will depend on company performance, whether the named executive officers remain with the company and, in the case of equity awards, our future stock price, and could be more or less than the amounts shown.

The committee awarded Mr. Richardson additional compensation when he was promoted to Chief Operating Officer. Those actions are discussed below.

The following chart shows a break-out of how Mr. Talwalkar's total pay opportunity was divided into different forms of compensation and shows a comparison of his pay at risk based on company performance (everything other than base salary) and his pay that is not at risk (base salary).


Performance-based restricted stock units (19%)
Base salary (11%)
Bonus at target (14%)
Time-based restricted stock units (11%)
Stock option (45%)

Base Salary

The following table provides information about the base salaries of our named executive officers.

Base Salary Changes in 2011

Name	Annual Base Salary at 12/31/2010 ($)	Annual Base Salary at 12/31/2011 ($)	Change ($)
Abhijit Y. Talwalkar	800,000	800,000	—
Bryon Look	440,000	440,000	—
D. Jeffrey Richardson	475,000	500,000	25,000
Jean F. Rankin	370,000	385,000	15,000
Gautam Srivastava	320,000	370,000	50,000
Philip Bullinger	415,000	425,000(1)	10,000

(1) The amount shown was Mr. Bullinger's annual base salary when he left the company in May 2011.

The committee evaluated the base salaries of the named executive officers in February 2011, at which time it increased the base salaries of Messrs. Srivastava and Bullinger and Ms. Rankin. The committee believed Mr. Srivastava's base salary was low compared to the peer group data and increased his salary from a level below the median base salary to a level within the third quartile. The committee increased Mr. Bullinger's base salary to maintain an appropriate relationship between his base salary and the base salary of Mr. Richardson. At the time, Mr. Bullinger and Mr. Richardson were each running one of our two main businesses. The committee raised Ms. Rankin's salary to a level that was at the high end of the third quartile of the peer group for base salaries, reflecting her experience and contributions to the business. The committee increased Mr. Richardson's salary in May 2011 in connection with his promotion to Chief Operating Officer to reflect the additional responsibility he was assuming.

The committee did not change the base salary of Mr. Talwalkar or Mr. Look in 2011.

Bonus Incentives

The following table provides information about the target bonus for each of our named executive officers. The target bonus percentages shown are percentages of base salary.

Target Bonus Percentages for 2011

Name	Target Bonus (%)
Abhijit Y. Talwalkar	125
Bryon Look	100
D. Jeffrey Richardson	100
Jean F. Rankin	75
Gautam Srivastava	75
Philip Bullinger	75

The Committee reviewed the target bonus percentages for each of the named individuals in February 2011. It did not change any target bonus percentage except that of Mr. Look, which it increased to 100% from 75% to increase Mr. Look's cash compensation opportunity to a more competitive level and to provide an appropriate relationship of his cash compensation to that of Mr. Richardson.

The committee established a bonus program for all employees in February 2011. Under that program, no bonuses would be paid unless our non-GAAP operating income was at least $200 million. At the time the program was established, the Board-approved plan for 2011 estimated that non-GAAP operating income would be approximately $402 million. The plan provided for funding based on the level of non-GAAP operating income achieved by the company. At $200 million of non-GAAP operating income, the plan would have provided 6% of non-GAAP operating income for bonuses. The percentage increased with increases in non-GAAP operating income until it reached a maximum of 11% at $400 million of non-GAAP operating income. At $402 million of non-GAAP operating income, we estimated that the bonus pool available for our executive officers would be slightly less than 100% of the sum of their target bonuses.

The committee also set the following operational and strategic goals that it intended to consider in setting the final bonuses of our executive officers in 2011:

- Achieve solid progress toward our financial business model.
- Identify and begin executing on new growth opportunities.
- Provide high-quality customer service and product quality.
- Meet development milestones on future products.

- Improve employee engagement.
- Improve organizational competence and efficiency.

In March 2011, we entered into an agreement to sell our external storage systems business. We knew that the transaction would reduce our 2011 non-GAAP operating income significantly from our pre-sale expectations; however, we believed that selling that business was the right long-term decision for the company because it would allow us to focus our resources on our core semiconductor business and would eliminate a conflict that made other makers of external storage systems reluctant to buy semiconductors from us. In light of these considerations, the committee adjusted the bonus program so that it would be consistent with our expectations in February 2011 for the remaining semiconductor business. The adjustments did not impact our ability to treat bonuses paid as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code.

The revised bonus program provided bonus funding in accordance with the following formula:

2011 Bonus Funding Formula

If non-GAAP operating income for 2011 was:	Then the bonus pool would be calculated as follows:
Less than $150 million	• No bonus pool
Between $150 million and $200 million	• 6% of non-GAAP operating income
More than $200 million, but less than $225 million	• Between 6% and 9% of non-GAAP operating income
More than $225 million, but less than $275 million	• 9% of non-GAAP operating income
More than $275 million, but less than $303 million	• Between 9% and 11% of non-GAAP operating income
$303 million or more	• 11% of non-GAAP operating income

Our financial plan in February 2011 anticipated that our non-GAAP operating income from continuing operations, which is the measure that was used for bonus purposes and excludes the results of the external storage systems business, would be $302 million. Our actual non-GAAP operating income from continuing operations for 2011 was $258 million.

According to the formula, we would have provided aggregate bonus funding for members of our executive leadership team, which consists of Messrs. Talwalkar, Look, Richardson and Srivastava and Ms. Rankin, equal to approximately 68% of their target bonuses.

Demand for our products and our ability to supply products was reduced as a result of flooding in Thailand in late 2011. The flooding affected the facilities of a number of companies in the hard disk drive industry, including one of our assembly and test suppliers. As a result of the flooding, our sales of chips used in hard disk drives and our non-GAAP operating income were significantly lower in the fourth quarter of 2011 than would have been the case if the flooding had not occurred. The impact of the flooding on our bonus program was magnified because of the lower percentage of non-GAAP operating income that would be dedicated to bonuses at the lower level of non-GAAP operating income.

Because the committee believed the company had performed well on the operational and strategic goals it had set for 2011, was substantially on track to meet its plan for the year had the flooding not occurred and had improved its non-GAAP operating income over 2010 levels, it chose to increase aggregate funding for employee bonuses, including bonuses for our executive officers, to a level that would provide bonuses in the aggregate at roughly the same percentage of target as provided in 2010. This level of funding was approximately 88% of the amount needed to pay all employee bonuses at target levels. The Committee considered the level of design win activity the company had achieved, the improvement in several financial metrics it had experienced and the strategic actions it had undertaken, and chose to award each of our executive officers a bonus for 2011 equal to 95% of his or her target bonus.

The following table shows the bonuses we paid to our named executive officers for 2011.

Bonuses for 2011

Name	Bonus ($)
Abhijit Y. Talwalkar	950,000
Bryon Look	418,000
D. Jeffrey Richardson	475,000
Jean F. Rankin	274,312
Gautam Srivastava	263,625
Philip Bullinger	—

A portion of each executive officer's 2011 bonus that is equal to approximately 68% of the individual's target bonus is shown in the Summary Compensation Table in the column "Non-Equity Incentive Plan Compensation." This is the amount that was earned under the bonus plan without the additional funding. The remainder of each individual's 2011 bonus is shown in the Summary Compensation Table in the column "Bonus."

Equity Awards

The following table provides information about the equity awards we made to our named executive officers in February 2011.

Equity Awards in February 2011

Name	Shares covered by stock options (#)	Target number of performance-based restricted stock units (#)	Time-based restricted stock units (#)	Approximate value of equity awards ($)(1)
Abhijit Y. Talwalkar	1,300,000	249,167	130,000	5,200,000
Bryon Look	550,000	105,417	55,000	2,200,000
D. Jeffrey Richardson	600,000	115,000	60,000	2,400,000
Jean F. Rankin	231,500	44,371	23,150	926,000
Gautam Srivastava	163,000	31,242	16,300	652,000
Philip Bullinger	350,000	67,083	35,000	1,400,000

(1) Because of timing considerations around the computation of financial reporting values for equity awards and the aggressive performance metrics applicable to our performance-based restricted stock units, the committee used valuation estimates that it believed were reasonable, but that differed from the valuations we used later for financial reporting purposes.

The committee awarded equity compensation to Messrs. Talwalkar, Look and Richardson that had significantly more value than the equity compensation it awarded them in 2010 in order to bring their total compensation to the desired level within the third quartile of the peer group.

The stock options shown in the table have a seven-year term and become exercisable at the rate of 25% per year. The time-based restricted stock units also vest at the rate of 25% per year. The performance-based restricted stock units will vest after three years if the two performance tests described below are met.

In 2011, we determined for each executive officer the dollar amount that we wanted to award to that individual in the form of equity awards. That amount is shown in the column "Approximate value of equity awards" in the table above. We assigned 60% of this value to stock options, which we assumed had a value per share equal to 40% of $6.00, or $2.40. We divided the stock option value by this amount to determine the number of shares covered by the stock option we granted to the individual. We then calculated a number of performance-based restricted stock units using 25% of the total equity value and a number of time-based restricted stock units using 15% of the total equity value and, in each case, an assumed stock price of $6.00 per share. We then increased the number of performance-based restricted stock units by 15% to reflect the uncertainty of whether these awards would vest and made this the number of performance-based restricted stock units that would vest if the target level of performance was achieved.

The performance-based restricted stock units will vest in three years, but only if our revenue growth and adjusted operating income growth are at least equal to the 50th percentile for those metrics for the companies in our peer group. If these two threshold tests are met, the number of performance-based restricted stock units that will vest will vary based on the level of our adjusted operating income performance, but cannot exceed twice the target number of restricted stock units. Adjusted operating income for this purpose is computed as GAAP operating income, excluding the impact of stock-based compensation, amortization of intangibles and restructuring charges.

The following table shows the number of performance-based restricted stock units that will vest at different levels of adjusted operating income performance, assuming the revenue test is met.

Performance-Based Restricted Stock Unit Targets and Payouts

If LSI's adjusted operating income growth is equal to or greater than the adjusted operating income growth of this percentage of the peer companies (%)	Multiply the target number of performance-based restricted stock units by the following percentage to determine how many restricted stock units vest (%)
Less than 50	0
50	50
60	100
75	200

Mr. Talwalkar. In February 2011, when it evaluated our officers' pay, the compensation committee believed that Mr. Talwalkar had been doing an outstanding job leading the transformation of the company and wanted to provide an incentive for Mr. Talwalkar to remain with the company to finish the transformation and move it into the future. As a result, it granted Mr. Talwalkar equity awards having a total value of approximately $5.2 million, with the size of each type of award described above.

Mr. Richardson. We promoted Mr. Richardson to Chief Operating Officer in April 2011. In this position, he assumed responsibility for all of our day-to-day operating activities, including product development, manufacturing and sales. Previously, he had been responsible for semiconductor product development and sales. Following his promotion, the committee increased his annual salary by $25,000 and awarded him a stock option that we valued at $2,000,000, with the actual number of shares covered by the option, 667,556, determined using our closing stock price on the day the option was granted and assuming that each share covered by the option had a value equal to 40% of the closing stock price. That option has a seven-year term and becomes exercisable at the rate of 25% after three years and the remaining 75% after four years. The longer than normal vesting was intended to provide Mr. Richardson with a significant incentive to remain with the company for three or more years, as the committee believed he is critical to our long-term success and our CEO succession planning.

Other Compensation Matters

Relationship of Mr. Talwalkar's Compensation to that of Other Executive Officers

Mr. Talwalkar's salary, target bonus opportunity and equity awards are each greater than those of our other executive officers because the Compensation Committee believes that the Chief Executive Officer has the ability to make decisions and take actions that will have a significantly greater impact on the company's performance than the decisions made and the actions taken by the other executive officers. The committee believes that there is an appropriate relationship between the compensation of Mr. Talwalkar and the other executive officers.

Amendment of Severance Arrangements for Executive Officers

In November 2011, we amended the standard severance arrangements we maintain for our executive officers. The primary changes we made were:

- *We eliminated the excise tax gross-up.* The old arrangements contained a limited gross-up in the event that the excise tax imposed by Section 4999 of the Internal Revenue Code applied following a change in control of LSI. The new arrangements do not contain any such gross-up. Instead, if the excise tax applies, the benefits payable to a participant will be reduced to the greater of (x) a level that results in the excise tax not applying or (y) the level that results in the participant receiving, on an after-tax basis, the greatest amount.
- *We increased the cash severance payable to executive officers other than the CEO if no change in control has occurred.* We increased the cash severance benefit payable to executive officers other than our CEO in the event of a covered termination of employment when no change in control has occurred as follows:
  - Chief Operating Officer: From 1 times base salary to 2 times base salary.
  - Other executive officers: From 1 times base salary to 1.75 times base salary.

  We believed these benefit levels to be more consistent with market practices.
- *We will base the cash severance payable following a termination occurring after a change in control on base salary and target bonus rather than base salary and 3-year average bonus.* Under the old policy, the cash severance payable upon a covered termination of employment following a change in control was a multiple of the participant's base salary and average annualized bonus paid over the preceding three years. Under the new policy, the cash severance will be a multiple of the participant's then current base salary and target bonus.
- *We will pay cash severance benefits over time if no change in control has occurred.* Under the old policy, cash severance benefits were always payable in a lump sum following termination of employment. Under the new arrangements, cash severance benefits will be payable over time if no change in control has occurred, to the extent that doing so will not cause the payments to become deferred compensation for purposes of Section 409A of the Internal Revenue Code.

For a more detailed discussion of our severance arrangements for executive officers, see "Change-in-Control and Termination Arrangements" below.

Separation Arrangement with Mr. Bullinger

Mr. Bullinger played a key role for us in negotiating the sale of our external storage systems business in 2011 and successfully led that business through the critical period between signing the agreement and completing the sale. In recognition of these efforts, we paid him a special bonus of $212,500 following the completion of the sale. This amount was half of his 2011 target bonus opportunity. In addition, because he did not join the buyer and we did not have a position for him that we and Mr. Bullinger each found acceptable, we provided him with benefits under our then-existing severance policy when he left the company, including a lump sum payment from us of $425,000.

Last Year's Advisory Vote on Executive Compensation

At last year's annual meeting, our stockholders voted on our 2010 executive compensation. At the meeting, stockholders approved our executive compensation, with approximately 95% of the shares for which a vote was cast for or against being voted FOR our executive compensation. The committee considered that vote and, in light of the favorable vote, did not make any changes in our executive compensation practices as a result of the vote.

Stock Ownership Guidelines

In early 2010, we adopted stock ownership guidelines for our executive officers and members of our Board of Directors. Our Board believed that ownership of a meaningful amount of company stock would further align the interests of management and the Board with the interests of our stockholders. Under these guidelines, the individuals holding the positions listed below must achieve ownership of the number of shares shown by the later of March 2015 or five years from the date of appointment or election. Shares owned by an executive officer or an immediate family member, as well as one-half of time-based restricted stock units held by the executive officer, count toward the ownership requirement. Stock options and unvested performance-based restricted stock units do not count toward the ownership requirement.

Stock Ownership Guidelines

Position	Number of Shares
CEO	250,000
CFO or COO	80,000
Other Executive Officers	60,000
Members of the Board of Directors	20,000

At December 31, 2011, each of our named executive officers, other than Mr. Srivastava, who became an executive officer in mid-2011 and does not need to meet the guidelines until 2016, held enough shares to meet the ownership guidelines.

We do not allow executive officers to hedge either outstanding equity awards they hold or LSI stock they hold.

Policy on Recoupment of Compensation

We have a policy under which we can require an executive officer to repay cash bonuses and equity awards if we must make a material restatement of our financial statements as a result of the individual's intentional misconduct. We believe it is important for the company to have a contractual right to recover compensation in these situations and require executive officers to agree to this policy when we award them stock options.

Accounting and Tax Considerations

In designing our executive compensation programs, we consider the accounting and tax effects that each component of the program will or may have on the company and our executive officers. For incentive-based compensation, the Compensation Committee considers the desirability of having that compensation qualify for deductibility for tax purposes under Section 162(m) of the Internal Revenue Code. That law provides that non-performance-based compensation in excess of $1 million paid to certain executive officers is not deductible by the company for tax purposes.

The Compensation Committee balances the desirability of having compensation qualify for deductibility with our need to maintain flexibility in compensating executive officers in a manner designed to promote our goals. As a result, the Compensation Committee has not adopted a policy that all compensation must be deductible. For example, the time-based restricted stock units we award require only continued employment in order to vest. These awards are not designed to qualify for this deduction because we believe that the uncertainty as to vesting that would result from making those awards require meeting a performance test in order to vest would substantially reduce the retention value of providing those awards.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of LSI has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" section be included in this proxy statement.

Charles A. Haggerty, Chairman
John H.F. Miner
Arun Netravali
Susan Whitney

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information about the compensation earned by our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers in 2011, as well as Philip Bullinger, who ran our external storage systems business until we sold it in 2011. Mr. Bullinger left the company in May 2011 after the sale.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Abhijit Y. Talwalkar	2011	800,010	272,832	803,400	2,721,940	677,168	—	51,005	5,326,355
President and Chief	2010	803,087	—	551,000	1,489,875	843,000	—	49,313	3,736,275
Executive Officer	2009	803,087	—	—	2,563,860	—	—	116,832	3,483,779
Bryon Look	2011	440,003	120,046	339,900	1,151,590	297,954	—	38,874	2,388,367
Executive Vice	2010	441,696	—	257,135	695,275	278,190	—	38,132	1,710,428
President, Chief	2009	416,004	—	—	809,640	—	—	25,353	1,250,997
Administrative Officer and									
Chief Financial Officer									
D. Jeffrey Richardson	2011	491,164	136,416	370,800	3,076,305	338,584	—	39,788	4,453,057
Executive Vice President and	2010	476,836	—	312,235	844,263	400,425	—	38,707	2,072,466
Chief Operating Officer	2009	428,660	—	—	944,580	—	—	25,353	1,398,593
Jean F. Rankin	2011	383,566	78,780	143,067	484,715	195,532	105,614	37,678	1,428,952
Executive Vice President,	2010	358,740	—	183,665	496,625	233,933	165,878	36,225	1,475,066
General Counsel & Secretary	2009	321,239	—	—	317,109	—	57,337	124,368	820,053
Gautam Srivastava	2011	365,203	75,711	100,734	341,289	187,914	—	37,111	1,107,962
Senior Vice President,									
Corporate Marketing									
and Human Resources (4)									
Philip Bullinger	2011	154,329	212,500(5)	216,300	732,830	—	—	466,470	1,782,429
Executive Vice President,	2010	410,251	—	257,135	695,275	262,384	—	37,261	1,662,306
Engenio Storage Group	2009	391,500	—	—	775,905	—	—	25,259	1,192,664

(1) The amounts shown in this column reflect the grant date fair value of restricted stock units and stock options granted to the named individuals in the years indicated. You can find information about the assumptions we used in valuing stock options in note 4 to the financial statements included in our 2011 Annual Report on Form 10-K. Amounts shown in the "Stock Awards" column are for restricted stock unit awards. Time-based restricted stock units were valued using our closing stock price on the date of grant. The following table shows information about performance-based restricted stock units awarded in 2011 and 2010.

Name	Value included in Summary Compensation Table for performance-based RSUs ($)(a)		Grant date value of performance-based RSUs at maximum level of performance ($)	
	2011	2010	2011	2010
Abhijit Y. Talwalkar	—	—	3,079,704	1,267,300
Bryon Look	—	—	1,302,954	591,405
D. Jeffrey Richardson	—	—	1,421,400	718,135
Jean F. Rankin	—	—	548,426	422,435
Gautam Srivastava	—	—	386,151	718,135
Philip Bullinger	—	—	829,146	591,405

(a) These valuations are consistent with our estimate as of the grant date of the future compensation expense related to these awards to be recognized in our financial statements. Depending on our actual performance, it is possible that we may recognize a greater level of expense, but not more than the amount shown in the maximum column.

(2) The amounts shown in this column are all attributable to the change in the actuarial value of Ms. Rankin's accumulated benefit under our pension plans.

(3) Included in the amounts shown for 2011 are the following amounts:

Name	Allowance in lieu of perquisites ($)	401(k) plan match and profit sharing ($)	Severance ($)
Abhijit Y. Talwalkar	25,000	24,421	—
Bryon Look	20,000	17,290	—
D. Jeffrey Richardson	20,000	18,204	—
Jean F. Rankin	20,000	16,094	—
Gautam Srivastava	20,000	15,548	—
Philip Bullinger	20,000	9,369	436,177(a)

(a) After we sold our external storage systems business, Mr. Bullinger left the company and was entitled to benefits under our severance policy for executive officers. The amount shown includes a $425,000 severance payment and $11,177 for continued health insurance coverage, each of which was provided pursuant to the severance policy.

(4) Mr. Srivastava became an executive officer in 2011.

(5) Mr. Bullinger was paid a $212,500 bonus for his participation in the negotiation of the sale of our external storage systems business and for staying with LSI and successfully managing the external storage systems business from the time we agreed to sell that business until the sale was completed.

Grants of Plan-Based Awards for 2011

Name	Grant Date	Date of Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Possible Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#) (4)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Abhijit Y. Talwalkar	2/7/11	2/7/11	260,000	960,000	2,000,000							
	3/1/11	2/16/11				124,584	249,167	498,334				—
	3/1/11	2/16/11							130,000			803,400
	3/1/11	2/16/11								1,300,000	6.18	2,721,940
Bryon Look	2/7/11	2/7/11	114,400	422,400	880,000							
	3/1/11	2/16/11				52,709	105,417	210,834				—
	3/1/11	2/16/11							55,000			339,900
	3/1/11	2/16/11								550,000	6.18	1,151,590
D. Jeffrey Richardson	2/7/11	2/7/11	123,500	456,000	950,000							
	3/1/11	2/16/11				57,500	115,000	230,000				—
	3/1/11	2/16/11							60,000			370,800
	3/1/11	2/16/11								600,000	6.18	1,256,280
	5/11/11	5/11/11								667,556	7.49	1,820,025
Jean F. Rankin	2/7/11	2/7/11	75,075	277,200	577,500							
	3/1/11	2/16/11				22,186	44,371	88,742				—
	3/1/11	2/16/11							23,150			143,067
	3/1/11	2/16/11								231,500	6.18	484,715
Gautam Srivastava	2/7/11	2/7/11	72,150	266,400	555,000							
	3/1/11	2/16/11				15,621	31,242	62,484				—
	3/1/11	2/16/11							16,300			100,734
	3/1/11	2/16/11								163,000	6.18	341,289
Philip Bullinger	2/7/11	2/7/11	82,875	306,000	637,500							
	4/15/11	3/29/11(5)	—	212,500	—							
	3/1/11	2/16/11				33,542	67,083	134,166				—
	3/1/11	2/16/11							35,000			216,300
	3/1/11	2/16/11								350,000		732,830

(1) These awards were established under the LSI Corporation Incentive Plan, as part of our 2011 bonus program. You can find a description of that program in the Compensation Discussion and Analysis section under the heading "2011 Compensation Decisions — Bonus Incentives."

(2) The amounts shown in these columns relate to performance-based restricted stock unit awards we granted under our 2003 Equity Incentive Plan. You can find a description of that program in the Compensation Discussion and Analysis section under the heading "2011 Compensation Decisions — Equity Awards."

(3) The amounts shown in this column represent time-based restricted stock units granted under our 2003 Equity Incentive Plan. These restricted stock units vest at the rate of 25% per year, beginning on the first anniversary of the grant date.

(4) The amounts shown in this column represent stock options granted under our 2003 Equity Incentive Plan. These stock options have a seven-year term and become exercisable at the rate of 25% per year, beginning on the first anniversary of the grant date, except for Mr. Richardson's May 11, 2011 grant, 25% of which becomes exercisable on May 11, 2014 and the remainder of which becomes exercisable on May 11, 2015.

(5) In connection with the sale of our external storage systems business, we entered into an agreement with Mr. Bullinger under which he could earn the amount shown if he remained with LSI until shortly after the sale closed and successfully managed that business from the time we agreed to sell the business through the closing of the sale.

Outstanding Equity Awards at Fiscal Year End 2011

The following table provides information as of December 31, 2011, on the holdings of stock options and restricted stock units by the individuals listed in the Summary Compensation Table.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Abhijit Y. Talwalkar	500,000	—	6.13	5/23/12	205,000	1,219,750	555,834	3,307,212
	1,500,000	—	6.13	5/23/12				
	2,000,000	—	7.38	6/1/12				
	400,000	—	9.25	2/8/14				
	1,125,000	375,000(A)	5.04	3/1/15				
	75,000	25,000(A)	5.04	3/1/15				
	950,000	950,000(B)	2.90	3/1/16				
	187,500	562,500(C)	5.51	3/1/17				
	—	1,300,000(D)	6.18	3/1/18				
Bryon Look	250,000	—	5.06	3/20/13	90,001	535,506	237,667	1,414,119
	150,000	—	6.23	2/10/12				
	150,000	—	9.39	2/8/13				
	200,000	—	9.25	2/8/14				
	262,500	87,500(A)	5.04	3/1/15				
	300,000	300,000(B)	2.90	3/1/16				
	87,500	262,500(C)	5.51	3/1/17				
	—	550,000(D)	6.18	3/1/18				
D. Jeffrey Richardson ...	500,000	—	7.94	6/13/12	102,501	609,881	262,583	1,562,369
	150,000	—	9.39	2/8/13				
	200,000	—	9.25	2/8/14				
	375,000	125,000(A)	5.04	3/1/15				
	350,000	350,000(B)	2.90	3/1/16				
	106,250	318,750(C)	5.51	3/1/17				
	—	600,000(D)	6.18	3/1/18				
	—	667,556(E)	7.49	5/11/18				
Jean F. Rankin	216,000	—	6.1644	11/30/12	48,150	286,493	107,908	642,053
	120,960	—	9.0926	11/30/13				
	100,000	—	10.23	4/2/14				
	131,250	43,750(A)	5.04	3/1/15				
	117,500	117,500(B)	2.90	3/1/16				
	62,500	187,500(C)	5.51	3/1/17				
	—	231,500(D)	6.18	3/1/18				
Gautam Srivastava	56,250	112,500(F)	5.09	8/6/16	72,550	431,673	76,859	457,311
	—	140,625(C)	5.51	3/1/17				
	—	163,000(D)	6.18	3/1/18				
Philip Bullinger	—	—	—	—	—	—	—	—

(1) The following table contains additional information about the exercisability of stock options that were not completely exercisable at December 31, 2011. In order for shares to become exercisable as provided below, the holder of the stock option must remain an employee of LSI through the date on which the shares become exercisable.

Grant	Vesting Information
(A)	All shares became exercisable on 3/1/12.
(B)	One half of these shares become exercisable on each of 3/1/12 and 3/1/13.
(C)	One third of these shares become exercisable on each of 3/1/12, 3/1/13 and 3/1/14.
(D)	One quarter of these shares become exercisable on each of 3/1/12, 3/1/13, 3/1/14 and 3/1/15.
(E)	One quarter of these shares become exercisable on 5/11/14 and the remainder become exercisable on 5/11/15.
(F)	Half of these shares become exercisable on each of 8/6/12 and 8/6/13.

(2) The following table contains additional vesting information for time-based restricted stock units outstanding at December 31, 2011. In order for these restricted stock units to vest, the holder must remain employed by LSI through the vesting date.

Name	Vesting Date	Number of Shares Vesting (#)
Mr. Talwalkar	3/1/12	57,500
	3/1/13	57,500
	3/1/14	57,500
	3/1/15	32,500
Mr. Look	3/1/12	25,417
	3/1/13	25,417
	3/1/14	25,417
	3/1/15	13,750
Mr. Richardson	3/1/12	29,167
	3/1/13	29,167
	3/1/14	29,167
	3/1/15	15,000
Ms. Rankin	3/1/12	14,120
	3/1/13	14,120
	3/1/14	14,122
	3/1/15	5,788
Mr. Srivastava	3/1/12	10,325
	8/20/12	18,750
	3/1/13	10,325
	8/20/13	18,750
	3/1/14	10,325
	3/1/15	4,075

(3) The amounts shown in these columns relate to performance RSUs we granted in 2010 and 2011. Through the end of 2011, the performance RSUs awarded in 2010 were not meeting the threshold level of performance and the performance RSUs granted in 2011 were between the target and maximum levels of performance. Pursuant to Securities and Exchange Commission rules, the information we are providing about the 2010 performance RSUs assumes the threshold level of performance is met and the information we are providing about the 2011 performance RSUs assumes the maximum level of performance is met. The following table provides information about the vesting of these awards. The actual number of performance RSUs that vest will depend

on future company performance and whether the holder remains employed by LSI through the vesting date and may be different than the amounts shown below.

Name	Shares vesting April 1, 2013 (#)	Shares vesting April 1, 2014 (#)
Abhijit Y. Talwalkar	57,500	498,334
Bryon Look	26,833	210,834
D. Jeffrey Richardson	32,583	230,000
Jean F. Rankin	19,166	88,742
Gautam Srivastava	14,375	62,484

Option Exercises and Stock Vested in 2011

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Abhijit Y. Talwalkar	—	—	155,000	975,000
Bryon Look	—	—	60,000	379,350
D. Jeffrey Richardson	—	—	95,833	600,798
Jean F. Rankin	129,600	113,506	28,333	175,098
Gautam Srivastava	103,125	194,377	25,000	156,563
Philip Bullinger	755,000	2,234,681	81,250	508,538

Pension Benefits for 2011

In connection with our merger with Agere Systems in 2007, we assumed Agere's pension plans. Ms. Rankin is a participant in Agere's pension plans. The following table sets forth information about her participation in those plans as of December 31, 2011:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jean F. Rankin	Agere Systems Inc. Pension Plan	18.92(1)	419,691(2)	—
	Agere Systems Inc. Supplemental Pension Plan	18.92(1)	711,566(3)	—

(1) The amount shown is Ms. Rankin's years of service on April 6, 2009, when service-based accruals under the Agere Systems Inc. Pension Plan were discontinued. Ms. Rankin will continue to earn service credit for benefit eligibility and early retirement reduction purposes. Ms. Rankin's actual total service as of December 31, 2011 was 21.67 years.

(2) To compute this amount, we assumed that Ms. Rankin would retire at age 65 and then receive a monthly annuity from the plan. The present value of her benefit was calculated using an interest rate of 4.30% and the RP-2000 Combined Healthy Mortality Tables for Males and Females projected to 2015 using Projection Scale AA — Male and Female. No pre-retirement mortality was assumed.

(3) To compute this amount, we assumed that Ms. Rankin would retire immediately and then receive a lump-sum payment from the plan. The Supplemental Pension Plan benefit has two components. The first component is an excess retirement benefit, which is based upon the service-based formula of the Agere Systems Inc. Pension Plan for pay in excess of the compensation limits under that plan. The second component is the minimum pension benefit in which Ms. Rankin became vested at age 50. The minimum pension benefit is offset by all other qualified and nonqualified defined benefit pension benefits. For purposes of converting Ms. Rankin's excess retirement and net minimum retirement benefit into a lump sum form of payment, we used an interest rate of 8.25% and the mortality table prescribed by the Pension Protection Act for 2011.

The Agere pension plans applicable to Ms. Rankin contain two programs, one in which benefits are based on years of service and compensation history and one that is an account balance program. Which program an employee participates in, and whether they participate in the plans at all, depends on the date the employee was hired.

Ms. Rankin participates in the service-based program. Under this program, a participant's annual pension benefit is equal to 1.4% of the sum of the individual's:

- Average annual pay (base salary and annual bonus award) for the five years ending December 31, 1998, excluding the annual bonus award paid in December 1997, times the number of years of service prior to January 1, 1999;
- Pay subsequent to December 31, 1998 and prior to April 6, 2009; and
- Annual bonus award paid in December 1997.

The normal retirement age under the service-based program is 65. Participants can retire at any time with a reduced benefit. Participants who are at least age 50 with at least 15 years of service can retire with a subsidized early retirement benefit based on service and compensation history through December 31, 2004. A 3% reduction is applied to the benefits accrued through December 31, 2004 for each year that age plus total years of service at retirement is less than 75. At December 31, 2011, Ms. Rankin was eligible to retire under this provision.

Federal laws place limitations on compensation amounts that may be included under the Agere Systems Inc. Pension Plan. In 2009, the last year qualified accruals were earned, up to $245,000 in eligible base salary and bonus could be included in the calculation under the plan.

Compensation and benefit amounts that exceed the applicable federal limitations are taken into account, and pension amounts related to annual bonus awards payable to Ms. Rankin are paid, under the Agere Systems Inc. Supplemental Pension Plan. That plan is a non-contributory plan and has the same two programs and uses the same benefit formulas and eligibility rules as the Pension Plan. Pension amounts under the Pension Plan and Supplemental Pension Plan are not subject to reductions for social security benefits or other offset amounts.

The Supplemental Pension Plan also provides executive officers with minimum pensions. Eligible retired executive officers and surviving spouses may receive an annual minimum pension equal to 15% of the sum of final base salary plus target annual bonus. This minimum pension will be offset by other amounts received by plan participants under the Pension Plan and Supplemental Pension Plan. At December 31, 2011, Ms. Rankin was eligible to retire and receive this benefit.

Change-in-Control and Termination Arrangements

We have two policies that provide severance benefits for executive officers. The LSI Corporation Severance Policy for Executive Officers – Non-Change-in-Control Program applies when a change in control for purposes of Section 409A of the Internal Revenue Code has not occurred. The LSI Corporation Severance Policy for Executive Officers – Change-in-Control-Program applies when a change in control has occurred within a specified period of time before an executive officer leaves the company.

Benefits When a Change in Control has not Occurred

If an executive officer's employment is terminated other than for cause (as defined below) and no change in control has occurred within the preceding 18 months, in the case of our chief executive officer, or 12 months, in the case of other executive officers, then pursuant to the Non-Change-in-

Control Program, the individual will be entitled to receive from LSI the following if the individual timely executes a separation agreement:

- Payments equal to:
  - In the case of the President and Chief Executive Officer, 1.5 times the sum of (i) his or her base salary plus (ii) his or her average annualized cash bonus for the most recent three years.
  - In the case of the Chief Operating Officer, 2 times his or her base salary.
  - In the case of all other executive officers, 1.75 times his or her base salary.
- In the case of the President and Chief Executive Officer, immediate vesting of all outstanding equity awards, other than those with performance-based vesting, that would have vested by the 18-month anniversary of the termination date, with any awards having annual vesting being deemed to have monthly vesting for this purpose.
- Reimbursement for a period of 18 months, in the case of the President and Chief Executive Officer, and 12 months for other executive officers, of COBRA health insurance costs.

The payments described in the first bullet above will be made in 12 monthly installments beginning the month after the executive officer leaves the company. If necessary for the payments to come within the "short-term deferral" rule of Section 409A of the Internal Revenue Code, the payments will be made in a smaller number of installments.

Benefits When a Change in Control has Occurred

If a change in control has occurred within the time periods set forth above, then pursuant to the Change-in-Control Program, an executive officer whose employment is terminated other than for cause or who terminates his or her employment for "good reason" (as defined below) will be entitled to receive from LSI the following if the individual timely executes a separation agreement:

- A lump sum amount equal to:
  - In the case of the President and Chief Executive Officer, 2.75 times the sum of (i) his or her base salary plus (ii) his or her target bonus.
  - In the case of other executive officers, 2 times the sum of (i) his or her base salary plus (ii) his or her target bonus.
- Immediate vesting of all outstanding equity awards.
- Reimbursement of COBRA health insurance costs for a period of 18 months.

If the executive officer's severance payments would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the severance payments will be reduced to the greater of:

(a) The largest portion of the payments that would not be subject to the excise tax, or

(b) The portion of the payments that results in the executive officer receiving the greatest amount on an after-tax basis.

Additional Terms and Definitions Applicable to Both Policies

The separation agreement must include a full release of claims, an agreement not to compete with LSI, an agreement not to solicit LSI's employees and a non-disparagement agreement for the term of the severance period.

"Cause" is defined in the policies to mean an executive officer's:

- Material neglect (other than as a result of illness or disability) of his or her duties or responsibilities, or
- Conduct (including action or failure to act) that is not in the best interest of, or is injurious to, LSI.

"Good reason" is defined in the Change-in-Control Program to mean the occurrence of any of the following events without the executive officer's written consent:

- A material reduction in the individual's duties or responsibilities compared to those in effect immediately prior to the reduction, or the assignment to the individual of materially reduced duties or responsibilities.
- A material reduction in the individual's base salary.
- A material relocation of the individual's principal office, although a relocation of less than 50 miles from the individual's then present office location will not be deemed material.

In order to claim a good reason termination, (a) the individual must notify the company of the event constituting good reason within 30 days of its initial occurrence, (b) the individual must assert a termination for good reason by written notice to the company within three months of the initial occurrence of the good reason, and (c) the company must have been given at least 30 days to cure the event that constitutes good reason and shall have failed to have done so.

The following table shows the potential payments that would have been made to Messrs. Talwalkar, Look, Richardson and Srivastava and Ms. Rankin had a termination without cause occurred as of December 31, 2011, in each case unrelated to a change in control of LSI. On that date, LSI's stock price was $5.95 per share. Mr. Bullinger left the company in May 2011, at which time he was entitled to benefits under the predecessor policy to the Non-Change-in-Control Program. The table below provides information about the benefits Mr. Bullinger received under the predecessor policy when he left the company. The only differences between the benefits under the two policies were that Mr. Bullinger's cash severance payments were equal to his base salary and those payments were paid in a lump sum.

Potential Payments Upon Termination Without Cause at December 31, 2011

Name	Cash Severance Payment ($)	Continuation of Health Insurance Benefits ($)	Value of Accelerated Stock Options ($)(1)	Value of Accelerated Restricted Stock Units ($)	Pension Payout ($)	Total ($)
Abhijit Y. Talwalkar	2,046,500	14,775	3,447,125	769,781	—	6,278,181
Bryon Look	770,000	9,850	—	—	—	779,850
D. Jeffrey Richardson	1,000,000	9,850	—	—	—	1,009,850
Jean F. Rankin	673,750	9,850	—	—	1,122,125	1,805,725
Gautam Srivastava	647,500	9,850	—	—		657,350
Philip Bullinger	425,000	9,850	—	—	—	434,850

(1) Represents the aggregate amount by which the accelerated stock options would be "in-the-money."

The following table shows the potential payments that would have been made to Messrs. Talwalkar, Look, Richardson and Srivastava and Ms. Rankin had a termination without cause or for good reason occurred on December 31, 2011 and within the appropriate time period after a change in control of LSI.

Potential Payments Upon Termination Following a Change in Control at December 31, 2011

Name	Lump Sum Severance Payment ($)	Continuation of Health Insurance Benefits ($)	Value of Accelerated Stock Options ($)(1)	Value of Accelerated Restricted Stock Units ($)	Pension Payout ($)	Total ($)
Abhijit Y. Talwalkar	4,950,000	14,775	3,509,000	3,386,544	—	11,860,319
Bryon Look	1,760,000	14,775	1,110,125	1,482,053	—	4,366,953
D. Jeffrey Richardson	2,000,000	14,775	1,321,500	1,681,872	—	5,018,147
Jean F. Rankin	1,347,500	14,775	480,688	778,584	1,122,125	3,743,672
Gautam Srivastava	1,295,000	14,775	158,625	788,625	—	2,257,025
Philip Bullinger	—	—	—	—	—	—

(1) Represents the aggregate amount by which the accelerated stock options would be "in-the-money."

If Ms. Rankin had resigned on December 31, 2011, she would have been eligible for an immediate single life annuity of $3,081 per month from the Agere Systems Inc. Pension Plan and an immediate lump sum payment of $711,566 from the Agere Systems Inc. Supplemental Pension Plan.

RELATED PERSONS TRANSACTION POLICY AND PROCEDURES

Our Board has adopted a written policy relating to approval of transactions with related persons. Under that policy, any transaction or series of transactions in which (a) LSI is a participant, (b) the amount involved exceeds $120,000 and (c) a director or executive officer of LSI or any person related to any such individual has or may have a material direct or indirect interest, must receive the prior approval of the Board of Directors, excluding any director who has the direct or indirect interest. For the purposes of our policy, a material direct or indirect interest is determined in accordance with the rules of the Securities and Exchange Commission concerning related-person transactions. Our policy provides that:

- If a director or executive officer becomes aware that LSI is considering becoming a participant in a transaction in which that individual has or may have a material direct or indirect interest, then that person must advise our Corporate Secretary of the transaction.
- Following receipt of a notification from a director or executive officer, the Board of Directors will gather as much information as possible about the proposed transaction and consider whether the proposed transaction is fair to LSI and whether there is any other reason why it may not be appropriate for LSI to enter into the transaction. The Board also may consider whether there are alternate transactions that LSI could pursue that could accomplish the same business purpose on similar terms to LSI. The person with the material interest should not be present during the consideration of the transaction unless requested by the Board of Directors.
- The person with the material interest should not participate in the negotiation of the transaction by LSI, unless approved by that person's supervisor or the Board of Directors.
- In the event that a director or executive officer of LSI does not realize that a transaction is subject to our related-person transaction policy until after we have entered into the transaction, that individual must nevertheless follow the procedures set forth in the policy.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that, under the Securities and Exchange Commission's rules for reporting of securities transactions by executive officers, directors and beneficial owners of more than 10% of our common stock, all required reports for 2011 were timely filed.

STOCKHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

Any stockholder who intends to present a proposal at the 2013 Annual Meeting of Stockholders must ensure that the proposal is received by the Corporate Secretary at LSI Corporation, 1621 Barber Lane, Milpitas, CA 95035:

- Not later than November 30, 2012, if the proposal is submitted for inclusion in our proxy materials for that meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, or
- On or after January 14, 2013, and on or before February 13, 2013, if the proposal is submitted pursuant to our by-laws, in which case the notice of the proposal must meet certain requirements set forth in our by-laws and we are not required to include the proposal in our proxy materials.

March 30, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix—Peer Group Composition for Some Executive Compensation Benchmarking

San Francisco/San Jose area technology companies with annual revenues greater than $1 billion in Radford Executive Survey data – 2011 Compensation Decisions

Acer America Corporation
Activision Blizzard, Inc.
ADC Telecommunications, Inc.
Adobe Systems Incorporated
Agilent Technologies, Inc.
Alliance Data Systems Corporation
Altera Corporation
Amdocs Limited
Analog Devices, Inc.
AOL Inc.
ASML Holding N.V.
Atmel Corporation
Autodesk, Inc.
Avago Technologies Limited
Bell Microproducts Inc.
Bio-Rad Laboratories, Inc.
BMC Software, Inc.
Broadcom Corporation
Brocade Communications Systems, Inc.
CA, Inc.
Cadence Design Systems, Inc.
Citrix Systems, Inc.
CompuCom Systems, Inc.
E*TRADE Financial Corporation
EchoStar Technologies L.L.C.
Electronic Arts Inc.
Expedia, Inc.
Fairchild Semiconductor International, Inc.
General Atomic Electronic Systems, Inc.
Intuit Inc.
Itron, Inc.
JDS Uniphase Corporation
Juniper Networks, Inc.
KLA-Tencor Corporation
Lam Research Corporation
Lawrence Livermore National Security, LLC
Level 3 Communications, Inc.
Levi Strauss & Co.
Life Technologies Corporation
Logitech International S.A.
Marvell Technology Group Ltd.
Maxim Integrated Products, Inc.
McAfee, Inc.
Micron Technology, Inc.
Monster Worldwide, Inc.
National Semiconductor Corporation
NEC Corporation of America
NetApp, Inc.
Netflix, Inc.
NVIDIA Corporation
ON Semiconductor Corporation
PerkinElmer, Inc.
Polycom, Inc.
Quintiles Transnational Corp.
Sabre Holdings Corporation
salesforce.com, inc.
Sandia Corporation
SanDisk Corporation
Sony Computer Entertainment America LLC
Space Systems/Loral, Inc.
Spansion Inc.
SunPower Corporation
Sybase, Inc.
Synopsys, Inc.
Tellabs, Inc.
Teradyne, Inc.
Thales Communications, Inc.
Toshiba America Information Systems, Inc.
Trimble Navigation Limited
UTStarcom, Inc.
Varian Medical Systems, Inc.
VeriSign, Inc.
VMware, Inc.
Xilinx, Inc.
Zebra Technologies Corporation

Companies in Radford Executive Survey data – 2010 Compensation Decisions

2Wire, Inc.
3PAR Inc.
8x8, Inc.
A&D Engineering, Inc.
Accela, Inc.
ACCESS Systems Americas, Inc.
Accuray Incorporated
Acer America Corporation
Actel Corporation
Activant Solutions Inc.
ActivIdentity Corporation
Actuate Corporation
ADPT Corporation
Adobe Systems Incorporated
Advanced Analogic Technologies Incorporated
Advanced Micro Devices, Inc.
Advent Software, Inc.
Affymetrix, Inc.

Agilent Technologies, Inc.
Alibris
Alien Technology Corporation
Align Technology, Inc.
Allied Telesis, Inc.
Alpha Innotech Corp.
Altera Corporation
Ampex Data Systems Corporation
Anritsu Corporation
APL Limited
Appirio Inc.
Apple Inc.
Applied Materials, Inc.
Applied Micro Circuits Corporation
Applied Signal Technology, Inc.
ArcSight, Inc.
Ariba, Inc.
Aruba Networks, Inc.
Atmel Corporation
Autodesk, Inc.
Avago Technologies Limited
Bell Microproducts Inc.
BigBand Networks, Inc.
BigFix, Inc.
Bio-Rad Laboratories, Inc.
Blue Coat Systems, Inc.
Blue Shield of California
BlueArc Corporation
Bridgelux, Inc.
BrightSource Energy, Inc.
Brocade Communications Systems, Inc.
Cadence Design Systems, Inc.
CafePress.com
California Casualty Management Company
California Micro Devices Corporation
Calix, Inc.
Callidus Software Inc.
Calypso Technology, Inc.
Carl Zeiss Meditec, International
CaseCentral Corporation
Catapult Communications Corporation
CBS Interactive Inc.
Chordiant Software, Inc.
Cisco Systems, Inc.
Clickability Inc.
Clontech Laboratories, Inc.
Cloudmark Inc.
Coherent, Inc.
CollabNet, Inc.
Communications & Power Industries, Inc.
Cortina Systems, Inc.
Covad Communications Group
CPP, Inc.
CyberSource Corporation
Cypress Semiconductor Corporation
Delta Products Corporation
DemandTec, Inc.
Dionex Corporation
Ditech Networks, Inc.
Dolby Laboratories, Inc.
dpiX, LLC
Ebara Technologies Inc.
eBay Inc.
ECC International LLC
Echelon Corporation
eHealth, Inc.
Electronic Arts Inc.
Electronics For Imaging, Inc.
Endwave Corporation
Epocrates, Inc.
Electric Power Research Institute, Inc.
Epson Electronics America Inc.
Equinix, Inc.
Exar Corporation
Exponent, Inc.
Extreme Networks, Inc.
Facebook, Inc.
Fat Spaniel Technologies, Inc.
Federal Reserve Bank of San Francisco
Financial Engines, Inc.
Finisar Corporation
Flextronics International Ltd.
Force10 Networks, Inc.
FormFactor, Inc.
Fortinet, Inc.
Fujitsu Management Services of America, Inc.
Genentech, Inc.
Glu Mobile Inc.
Google Inc.
Gracenote, Inc.
GuardianEdge Technologies, Inc.
Headway Technologies, Inc.
Hitachi America, Ltd.
Hitachi Data Systems Corporation
Hitachi Global Storage Technologies
Hitachi High Technologies America, Inc.
IAC/InterActiveCorp.
Immersion Corporation
Infineon Technologies AG
Infinera Corporation
Informatica Corporation
InnoPath Software, Inc.
Integrated Device Technology, Inc.
Intel Corporation
Intelepeer, Inc.
Intersil Corporation
Intevac, Inc.
Intuit Inc.
Intuitive Surgical, Inc.
JSR Micro, Inc.
Juniper Networks, Inc.
Kaiser Permanente
Kana Software, Inc.
Kineto Wireless, Inc.
KLA-Tencor Corporation
Kokusai Semiconductor Equipment Corporation

Lam Research Corporation
Lawrence Livermore National Laboratory
LeapFrog Enterprises, Inc.
LiveOps, Inc.
Logitech International S.A.
LSI Corporation
Lucasfilm Ltd.
Magma Design Automation, Inc.
Magnum Semiconductor, Inc.
MarketTools, Inc.
Marvell Technology Group Ltd.
Mattson Technology, Inc.
Maxim Integrated Products, Inc.
mBlox Inc.
McAfee, Inc.
McKesson Corporation
Micrel Semiconductor, Inc.
Mindjet LLC
MobiTV, Inc.
Model N, Inc.
Monterey Bay Aquarium Research Institute
MoSys, Inc.
NAMCO BANDAI Games America Inc.
National Semiconductor Corporation
NEC Electronics America Inc.
Nektar Therapeutics
NetApp, Inc.
NetLogic Microsystems, Inc.
NetSuite Inc.
Nextag, Inc.
Nikon Precision Inc.
Novellus Systems, Inc.
Numonyx, Inc.
NVIDIA Corporation
NXP Semiconductors USA Inc.
Oclaro, Inc.
Omidyar Network Services LLC
Omneon, Inc.
Omnicell, Inc.
OmniVision Technologies, Inc.
OpenTV Corp.
OptiSolar Inc.
Oracle Corporation
Palm, Inc.
Pericom Semiconductor Corporation
PGP Corporation
Philips Lumileds Lighting Company, LLC
Phoenix Technologies Ltd.
Photon Dynamics, Inc.
Pillar Data Systems, Inc.
Plantronics, Inc.
PlayFirst, Inc.
PLX Technology Inc.
PMC-Sierra, Inc.
Polycom, Inc.
Power Integrations, Inc.
Pure Digital Technologies, Inc.
Quantum Corporation
QuickLogic Corporation
Rambus Inc.
Rearden Commerce, Inc.
Redback Networks, Inc.
Renesas Technology America, Inc.
RGB Networks, Inc.
Risk Management Solutions, Inc.
Riverbed Technology, Inc.
Rovi Corporation
Saba Software, Inc.
salesforce.com, inc.
Samsung Information Systems America, Inc.
SanDisk Corporation
Sanmina-SCI Corporation
Savi Technology, Inc.
Schilling Robotics, LLC
Seagate Technology plc
Serena Software Inc.
ServiceSource
SGI International Inc.
ShoreTel, Inc.
Shutterfly, Inc.
Silicon Image, Inc.
Silicon Storage Technology, Inc.
Silver Spring Networks
SIMCO Electronics
SMART Modular Technologies (WWH), Inc.
Solta Medical, Inc.
Solyndra, Inc.
Sonics, Inc.
SonicWALL, Inc.
Sony Computer Entertainment America LLC
Space Systems/Loral, Inc.
Spansion Inc.
Spirent Communications plc
SRI International
Stryker Endoscopy
SuccessFactors, Inc.
SumTotal Systems, Inc.
Sun Microsystems, Inc.
SunPower Corporation
Support.com, Inc.
SureWest Communications
SVB Financial Group
Sybase, Inc.
Symantec Corporation
Symmetricom, Inc.
Symyx Technologies, Inc.
Synaptics Incorporated
SYNNEX Corporation
Synopsys, Inc.
Taleo Corporation
Teachscape, Inc.
TeaLeaf Technology, Inc.
Technology Properties Limited LLC
TechSoup Global
TeleNav, Inc.
Tesla Motors Ltd.
Tessera Technologies, Inc.

The Clorox Company
The Pasha Group
The PMI Group, Inc.
ThermaSource, Inc.
Thoratec Corporation
TIBCO Software Inc.
TiVo Inc.
Trend Micro Incorporated
Trident Microsystems, Inc.
Trimble Navigation Limited
TSMC North America
Ubicom, Inc.
Ultra Clean Technology
Ultratech, Inc.
UPEK, Inc.
UTStarcom, Inc.
Varian Medical Systems, Inc.
Veraz Networks, Inc.
VeriFone Systems, Inc.
Verigy Ltd.
VeriSign, Inc.
Visa USA
Vision Service Plan
VMware, Inc.
Vocera Communications, Inc.
Volterra Semiconductor Corporation
Wal-Mart.com USA, LLC
Wells Fargo Bank, N.A.
Williams-Sonoma, Inc.
Wind River Systems, Inc.
Wyse Technology Inc.
Xerox International Partners
Xilinx, Inc.
Xyratex International, Inc.
Yahoo! Inc.
ZiLOG, Inc.
Zoran Corporation

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 1-10317

LSI CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**94-2712976**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*

1621 Barber Lane
Milpitas, California 95035
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(408) 433-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of July 3, 2011 was approximately $4.1 billion, based on the reported last sale price on the New York Stock Exchange of such equity on the last business day of the fiscal quarter ending on such date.

As of February 22, 2012, 566,775,845 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Part III of this report is incorporated by reference from the registrant's proxy statement to be filed pursuant to Regulation 14A with respect to the registrant's 2012 annual meeting of stockholders.

LSI Corporation
Form 10-K
For the Year Ended December 31, 2011
Index

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "estimate," "plan," "intend," "expect," "anticipate," "believe" and similar words are intended to identify forward-looking statements. Although we believe our expectations are based on reasonable assumptions, our actual results could differ materially from those projected in the forward-looking statements. We have described in Part I, Item 1A-"Risk Factors" a number of factors that could cause our actual results to differ materially from our projections or estimates. Except where otherwise indicated, the statements made in this report are made as of the date we filed this report with the Securities and Exchange Commission and should not be relied upon as of any subsequent date. We expressly disclaim any obligation to update the information in this report, except as may otherwise be required by law.

LSI, LSI & Design logo, MegaRAID, Tarari, WarpDrive, Fusion-MPT, 3ware and Axxia are trademarks or registered trademarks of LSI Corporation. All other brand or product names may be trademarks or registered trademarks of their respective companies.

PART I

Item 1. *Business*

General

We design, develop and market complex, high-performance storage and networking semiconductors. We offer a broad portfolio of capabilities including custom and standard product integrated circuits that are used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems and personal computers. We deliver our products to our customers as stand-alone integrated circuits as well as incorporated onto circuit boards that offer additional functionality. We also license other entities to use our intellectual property.

Integrated circuits, also called semiconductors or chips, are made using semiconductor wafers imprinted with a network of electronic components. They are designed to perform various functions such as processing electronic signals, controlling electronic system functions and processing and storing data. We provide products for leading original equipment manufacturer, or OEM, companies, in the server, storage and networking industries. We also sell some of our products through a network of resellers and distributors.

You can find segment financial information and geographic financial information in Note 11 to our financial statements in Item 8 of Part II, which information is incorporated herein by reference. See Item 1A — "Risk Factors" for information about risks we face as a result of our operations outside the United States, which information is also incorporated herein by reference.

Recent Developments

In May 2011, we sold our external storage systems business, which designed and sold entry-level and mid-range storage systems to OEMs and channel customers. By selling that business, we are able to focus our development and sales efforts on our semiconductor business and believe that storage OEMs with which we may have competed may now be more willing to buy our semiconductor products.

On January 3, 2012, we acquired SandForce, Inc., a provider of flash storage processors, or FSPs, for enterprise and client flash solutions and solid state drives, or SSDs.

Company Information

We were incorporated in California on November 6, 1980 and reincorporated in Delaware on June 11, 1987.

We maintain an Internet website at www.lsi.com. We make available free of charge on our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission. You can read any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at (800) 732-0330. Information on our website is not incorporated by reference into this report.

Products

STORAGE PRODUCTS

Our storage products enable secure movement of digital data to and from host machines such as servers, personal computers and storage systems to the underlying storage devices such as hard disk drives, tape drives and flash solutions. Our storage products can be embedded in storage devices, host computers or adapters and in switches, which move data on a storage area network, or SAN.

Our storage product portfolio includes:

- hard disk, tape drive and flash solutions, which enable the reading and writing of digital data to and from the storage media such as the hard disk drive platter or the flash memory cell;

- server and storage connectivity solutions, which facilitate secured data transfers between host systems such as servers and storage devices; and
- custom storage solutions, which enable high speed storage data communication between servers and external storage systems over a switched storage network such as a fiber channel SAN.

In 2011, 2010 and 2009, we had $1,487 million, $1,302 million and $1,133 million of revenue from sales of our storage semiconductor products representing approximately 72.7%, 69.6% and 71.9% of our total revenues.

Hard Disk and Tape Drive Electronics

We sell integrated circuits for hard disk and tape drive solutions that are used to store and retrieve data in personal computers, corporate network servers, archive/back-up devices and consumer electronics products such as digital video recorders, game consoles and external storage devices. A hard disk drive contains physical media, one or more "platters" that store data, a motor that spins the media, drive heads that read data from and write data to the media and electronics that process the data and control the disk drive. Tape drives store data on magnetic tape and provide a high-capacity, cost-effective tiered data storage back-up solution.

Our TrueStore® family of storage electronics products includes systems-on-a-chip, or SoCs, read channels, pre-amplifiers, serial physical interfaces and hard disk controllers as well as custom firmware. These are the critical chips required to read, write and protect data. An SoC is an integrated circuit that combines the functionality of a read channel, serial interface, memory and a hard disk controller in a small, high-performance, low-power and cost-effective package. Read channels convert analog signals that are generated by reading the stored data on the physical media into digital signals. We also sell pre-amplifiers, or preamps, which are used to amplify the initial signal to and from the drive disk heads so the signal can be processed by the read channel. We provide similar technology for tape drives. Our hard disk controllers are used to control signal processing and communications functions within the disk drive.

Flash Storage Applications

Flash, or solid state memory, stores data in non-volatile semiconductors that retain data even when power is switched off. Storage devices using flash memory can typically store and retrieve data faster than hard disk drives, but cost more than hard disk drives with the same capacity. As a result of its speed advantage, flash-based storage has become a fast growing storage medium, especially for applications that can benefit from very fast access to data such as mission critical enterprise applications, as well as consumer products such as laptops. We address this market opportunity with custom and standard FSPs as well as PCIe® based SSD adapters.

Flash Storage Processors. An SSD stores data in flash memory instead of on a hard disk, providing high speed access to the data. SSDs use FSPs to manage the underlying flash memory, performing critical functions such as reading and writing data to and from the flash chips and performing error correction, wear leveling and bad block management.

In 2011, we began selling our WarpDrive® PCIe-based solution. This product, which is an extension of our existing adapter products, incorporates flash memory and our FSPs, SAS controller chips and software on an industry-standard size adapter board. The product allows frequently-used data to be stored in flash memory, allowing for faster access and better performance for that data than if it had been stored on a traditional hard disk, and is aimed at the Web serving, data warehousing, data mining, online transaction processing and high-performance computing fields.

Server Storage Connectivity Products

We also offer solutions that enable data transmission between a host computer, such as a server, and storage peripheral devices, such as hard disk, solid state and optical disk drives and disk and tape-based storage systems. These products include:

Server Storage Semiconductor Products. Our product line includes integrated circuits such as input/output controllers and RAID-on-Chip integrated circuits, or ROCs, that support the SAS, SATA and PCIe protocol standards combined with our Fusion-MPT™ firmware and drivers to form intelligent storage interface solutions primarily for server and storage systems motherboard applications. Additionally, our product line includes SAS and SATA bus expander integrated circuits, SAS switches and disk drive bridging or interposer circuits used primarily in storage systems. The majority of SAS products in production during 2011 supported the 3 and 6 gigabits per second SAS standards. In 2011, we started sampling the next generation of SAS products which will support the 12 gigabits per second standard.

Server RAID Adapters and Software. We offer a variety of direct-attach RAID solutions as part of our MegaRAID® and 3ware® product families, which store data using multiple drives and various data replication strategies to minimize the impact of the failure of any one drive. Our MegaRAID and 3ware products include single-chip RAID-on-motherboard solutions, a broad family of PCIe RAID controller boards featuring SAS and SATA interfaces, and software-only RAID products for entry level RAID data protection. All of these solutions utilize our fully featured RAID software and management utilities for robust storage configuration and deployment. In addition to the OEM channel, we offer MegaRAID and 3ware branded products through a network of distributors and resellers.

Custom Storage Solutions

We also offer custom solutions to customers who develop Fibre Channel and Fibre Channel over Ethernet SAN switches and host bus adapters, storage systems, hard disk drives and tape peripherals. We have developed a full portfolio of high-speed interface intellectual property that we combine with our customers' intellectual property to form custom solutions that provide a connection to the SAN, memory systems and host buses. Using these pre-verified interfaces, we believe our customers can reduce development risk and achieve quicker time to market. Our intellectual property offerings include high performance SerDes cores supporting Fibre Channel, SAS, SATA, 10-Gigabit Ethernet, Gigabit Ethernet, Infiniband®, SAS, Serial RapidIO® and PCIe industry standards and a family of high-performance Fibre Channel, Ethernet, RapidIO, PCIe, SAS and SATA protocol controllers.

NETWORKING PRODUCTS

We offer networking products principally targeting the wireless infrastructure, enterprise and data center markets. Our solutions allow service providers and enterprises to accelerate and deliver differentiated communications services over mobile broadband and packet-based networks. Our networking solutions are designed to enable wireless and Internet Protocol, or IP, networks to provide reliability similar to that of traditional circuit-based networks by incorporating quality-of-service features which enable data intensive applications such as streaming video.

Our networking portfolio includes solutions for multi-service wired and wireless access systems found in carrier networks, as well as solutions typically used in small office, home office and small-to-medium business applications. We also design and sell enterprise networking devices for applications such as Ethernet switches and routers. Our networking solutions include communication processors, network processors, media processors, content-inspection processors and physical layer devices, as well as software tools and segment specific applications, evaluation systems and reference designs.

We offer both custom and standard networking product solutions to meet the needs of our broad customer base. Our custom networking products are developed for a specific application defined by the customer while our standard networking products are developed for market applications that we define and then sell to multiple customers.

In 2011, 2010 and 2009, we had $454 million, $473 million and $385 million of revenue from sales of our networking semiconductor products representing approximately 22.2%, 25.3% and 24.4% of our total revenues.

Custom Networking Products

These integrated circuits incorporate our intellectual property or combine our intellectual property with the intellectual property of our customers or other third parties to create a customized solution for these customers.

For some customers, we design and manufacture the integrated circuit while the key intellectual property belongs solely to our customers. Our 28nm silicon platform with an advanced design methodology offers power savings at increased density and higher performance. This platform allows our wireless infrastructure and enterprise networking customers to meet performance demands while simultaneously reducing product and cooling costs.

Communication Processors and Network Processors

Communication processors handle the setup and operation of a network. Network processors are typically used in switching and routing systems to classify, prioritize and forward packets as they move through a carrier's network. We offer communication processors and network processors with the ability to handle a range of data rates. We believe doing so gives customers the ability to re-use software applications across our product line, thereby reducing cost and time-to-market.

In 2011, we introduced the Axxia® Communications Processor, which provides packet processing, traffic management, deep packet inspection and security capabilities, and is aimed at wireless network access systems and enterprise gateways. We offer a family of Axxia products with different price-points and throughput capabilities to meet various carrier requirements. We offer network processors that can be used in a variety of locations in a carrier's network, from low-bandwidth locations, such as between an end-customer and the carrier's central office, to high-bandwidth locations such as the core of the carrier's network.

Media Processors

Media processors use digital signal processing technology and perform advanced algorithms on analog signals that have been transformed into digitally-encoded bitstreams. Our media processors perform audio, video and speech signal processing, compression, transcoding and transrating and can be used in applications including Voice-over-IP, or VoIP, communications, business and enterprise gateways, access routers, video delivery, media gateways and wired and wireless access network equipment.

Content Inspection Processors

We offer a family of content inspection processors, which are available as integrated circuits, boards and software acceleration components designed for network equipment, appliance and server vendors. Our Tarari® content inspection processors perform deep packet inspection at wire speeds, ranging from 100 megabits per second to over 10 gigabits per second. These products offload and accelerate applications such as anti-virus, anti-spam, intrusion prevention/detection systems, compliance, content-based routing and XML processing.

Multi-Service Processors

In addition to the networking products described above, we offer integrated circuits and supporting software designed for equipment used in access, metropolitan and wide-area backbone telecommunications and packet networks. Our products can be used in equipment in both wired and wireless networks to aggregate and manage voice and data traffic.

Personal Connectivity Solutions

We sell high speed input/output products that transfer data within and between computers, peripheral equipment, such as printers, scanners and digital cameras, and data networks. Our products, which support established connectivity and transmission standards known as Gigabit Ethernet, IEEE®1394, and Universal Serial Bus or USB, are sold primarily to manufacturers of computers, peripheral equipment and communications equipment. In addition, we sell integrated circuits and associated software for analog modem and firewire products, primarily to manufacturers of personal computers, notebook computers, point-of-sale terminals, facsimile machines, multi-function printers, cable and satellite set-top boxes and other electronic equipment.

Marketing and Distribution

The semiconductor industry is highly competitive and is characterized by rapidly changing technology. Our marketing strategy requires that we forecast trends in the evolution of products and technology. We must then act upon this knowledge in a timely manner to develop competitively priced products offering superior features, performance or levels of integration.

Our products are sold primarily to OEM customers through our network of direct sales, marketing and field engineering offices located in North America, Europe, Japan and elsewhere in Asia. We also work with independent industrial and commercial distributors and manufacturers' representatives or other channel partners in North America, Europe, Japan and elsewhere in Asia. Some of our distributors possess engineering capabilities, and design and purchase both custom solutions and standard products from us for resale to their customers. Other distributors focus solely on the sale of standard products.

Our marketing efforts support our OEM customers, as well as our distributors and reseller channels, with programs targeted at developing differentiated go-to-market strategies and increasing sales effectiveness. Depending on the nature of our channel customer engagement, our marketing teams offer various levels of assistance in assessing and analyzing the competitive landscape, defining product strategy and roadmaps, developing product positioning and pricing, creating product launch support materials and closing sales. These marketing teams carefully coordinate joint product development and marketing efforts with our customers to ensure that we address and effectively target enterprise requirements. We maintain sales and marketing organizations in the United States and internationally in China, Germany, Italy, Japan, Singapore, Sweden and the United Kingdom.

Customers

In 2011, Seagate Technology accounted for approximately 25.0% of our total revenue. No other customer accounted for more than 10% of our total revenue in 2011. We currently have a highly concentrated customer base as a result of our strategy to focus our marketing and sales efforts on select, large-volume customers. Our top 10 end customers in 2011, based on revenue, accounted for approximately 61.9% of our revenue. We typically sell products pursuant to purchase orders that customers can generally cancel, change or defer up to a specified point in time without incurring a significant penalty. While we may have contracts with customers that outline general terms and conditions, we do not typically have contracts that commit our customers to buy specified quantities of products from us. The loss of any of our significant customers, any substantial decline in sales to these customers, or any significant change in the timing or volume of purchases by these customers could result in substantially lower revenues and could materially harm our business, financial condition and results of operations.

Manufacturing

The semiconductor manufacturing process begins with wafer fabrication, where a design is transferred to silicon wafers through a series of processes, including photolithography, ion implantation, deposition of numerous films and the etching of these various films and layers. Each circuit on the wafer is tested in the wafer sort operation. The good circuits are identified and the wafer is then separated into individual die. Each good die is then assembled into a package that encapsulates the integrated circuit for protection and allows for electrical connection to a printed circuit board. The final step in the manufacturing process is final test, where the finished devices undergo stringent and comprehensive testing.

Wafer fabrication is very complex and costly, and the industry trend has been towards outsourcing all or a portion of this operation to silicon foundries located throughout the world. Our wafer fabrication is performed by third-party foundries, including Taiwan Semiconductor Manufacturing Corporation, our primary foundry partner, and other foundries such as IBM and Silicon Manufacturing Partners, a joint venture owned by us and GLOBALFOUNDRIES. We also use third-party suppliers, including STATS ChipPAC, Siliconware Precision Industries and Amkor Technology, to perform final assembly and test operations for us.

We believe that using third-party manufacturing services allows us to focus on product development and increases our operational flexibility by improving our ability to adjust manufacturing capacity in response to customer demand and to introduce new products rapidly. It also reduces our capital requirements as we do not need to spend large amounts to build and upgrade manufacturing facilities, particularly in the area of wafer fabrication, where facilities must be upgraded periodically and each upgrade tends to cost significantly more than the preceding upgrade.

Our board-level products incorporate a variety of standard industry components and LSI-designed components, mounted on printed circuit board assemblies. The manufacturing, assembly and test operations for these products are all fully outsourced to third-party suppliers to take advantage of the scale, quality and cost benefits afforded by third-party manufacturing services. Our RAID server adapter and interposer boards are produced in configurations ranging from bulk packaging of multiple units sold to major server and workstation OEMs, to individual products for indirect channels featuring retail packaging with software media, documentation and interconnect cables. LSI's adapters are shipped from our third-party suppliers to our worldwide inventory hubs, directly to OEM factories, or to distributors who supply them to a variety of indirect channels in the market.

Backlog

We generally do not have long-term volume purchase contracts with our customers. Instead, the majority of our customers place purchase orders that are subject to acceptance by us. With our integrated circuit products, there could be a significant time lag between our commencement of design work and the receipt of a purchase order and resulting revenue. Lead times for delivery of our board-level products are relatively short, meaning we must build products in advance of orders which subjects us to certain risks, most notably the possibility that expected sales will not materialize, thereby leading to excess inventory that we may be unable to sell to our customers. Also, customers may from time to time revise delivery quantities or delivery schedules to reflect their changing needs. For these reasons, we do not believe that our backlog as of any particular date is a meaningful indicator of future annual sales.

Competition

The semiconductor industry is intensely competitive and characterized by continuing technological change, rapid product obsolescence, evolving industry standards and price erosion. Some of our competitors are larger, diversified companies with substantially greater financial resources than us. Some of our competitors are also customers of ours who have internal semiconductor design capacity who must choose whether to develop products internally or obtain them from companies such as LSI. We also compete with smaller and emerging companies whose strategy is to sell products into specialized markets or to provide only a portion of the range of products and services that we offer.

We compete with Marvell Technology Group, Ltd., PMC-Sierra, Inc. and Texas Instruments, Inc. with respect to both storage and networking products. Additional competitors for our storage products include Fusion-io, Inc., Promise Technology Inc., STEC, Inc. and STMicroelectronics N.V. With respect to our networking products, we also compete with companies such as Avago Technologies Limited, Broadcom Corporation, Cavium Networks, Inc., Freescale, Inc. and International Business Machines Corporation.

The principal competitive factors in our business are:

- design capabilities;
- differentiating product features and functionality;
- product performance characteristics;
- product quality;
- time to market;
- price;

- breadth of product line;
- customer support;
- logistics and planning systems; and
- compatibility with existing and emerging industry and customer standards.

While we believe we are competitive on the basis of all the factors listed above, our competitors may be able to compete more favorably on the basis of price and may have the resources to bring new products to market more quickly. However, we feel we are particularly strong in offering integrated solutions, broad product lines, product performance, customer support and logistics and planning systems. In addition, incumbent suppliers tend to have an advantage when competing for designs, which can make it difficult for us to win designs at new customers, even if we compete favorably on the factors identified above.

The markets into which we sell our products are subject to intense price competition. We expect to continue to experience declines in the selling prices of many of our products over their life cycle. In order to offset or partially offset declines in the selling prices of our products, we continually strive to reduce the costs of products through product design changes, manufacturing process changes, yield improvements and procurement of wafers from outsourced manufacturing partners.

Patents, Trademarks and Licenses

We own or have rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. As of December 31, 2011, we had approximately 11,000 U.S. patents and patent applications and a number of related foreign patents and patent applications. These patents include patents related to the following technologies:

- Integrated circuit and optoelectronic manufacturing processes;
- Storage products including controller and expander devices, storage controller cards and storage management software;
- Consumer electronics products such as digital cameras, digital audio players, DVD players, digital televisions and personal computers;
- Modems, digital signal processors, wireless communications, network processors and communication protocols; and
- Optoelectronic products including lasers, optical modulators, optical receivers and optical amplifiers.

We have patents of all ages ranging from pending applications, which, if awarded, will have a duration of 20 years from their earliest filing dates, through patents soon to expire.

We typically indemnify our customers for some of the costs and damages of patent infringement in circumstances where our product is the primary factor creating the customer's infringement exposure. We generally exclude coverage where infringement arises out of the combination of our products with products of others.

We protect our products and processes by asserting our intellectual property rights where appropriate and prudent. We also obtain licenses to patents, copyrights and other intellectual property rights used in connection with our business when practicable and appropriate.

Companies in the technology industry are often subject to claims of intellectual property infringement. You can find information about the impact of these types of claims in Item 1A — "Risk Factors", which information is incorporated herein by reference. You can also find information about legal proceedings against us that involve intellectual property claims in Note 16 to our financial statements in Item 8 of Part II, which information is incorporated herein by reference.

Research and Development

Our industry experiences rapid change and we must continually develop new products to remain competitive. Our research and development expenditures were $576 million, $563 million and $509 million for the years ended December 31, 2011, 2010 and 2009, respectively. We anticipate that we will continue to make significant research and development expenditures to maintain our competitive position with a continuing flow of innovative products and technology.

Working Capital

Information about our working capital practices is included in Item 7 of Part II — "Management's Discussion and Analysis of Financial Condition and Results of Operation" under the heading "Financial Condition, Capital Resources and Liquidity" and is incorporated herein by reference.

Environmental Regulation

Federal, state and local regulations, in addition to those of other nations, impose various environmental controls on certain chemicals and substances used in the manufacture of semiconductor products. To comply with these regulations, we have implemented environmental, health and safety management system processes. We offer products that comply with the requirements of the European Union Restriction of Hazardous Substances Directive 2002/95/EC (RoHS Directive) that was implemented on July 1, 2006 and other international environmental regulations impacting electronic equipment and components. We also work internally and with our suppliers and customers to develop a pro-active approach to emerging concerns such as those associated with climate change.

While to date we have not experienced any material adverse impact on our business from environmental regulations, regulations of this type might be adopted or amended that impose expensive obligations on us in the future. In addition, responsibility for cleaning up alleged historic chemical releases into the environment or future regulation of substances in products we sell could result in the need for changes in products, additional capital or other material improvements and/or business interruptions.

Employees

As of December 31, 2011, we had 4,588 full-time employees.

Our future success depends upon the continued service of our key technical and management personnel and upon our ability to continue to attract and retain qualified employees, particularly highly skilled design, process and test engineers involved in the development of new products and processes. We currently have favorable employee relations, but the competition for technical personnel is intense, and the loss of key employees or the inability to hire such employees when needed could have a material adverse impact on our business and financial condition.

Seasonality

Our business is largely focused on the information technology industry. Due to seasonality in this industry, we typically expect to see stronger revenues in the second half of the year.

Item 1A. *Risk Factors*

Set forth below are risks and uncertainties that, if they were to occur, could materially adversely affect our business or could cause our actual results to differ materially from the results contemplated by the forward-looking statements in this report and other public statements we make.

We depend on a small number of customers. The loss of, or a significant reduction in revenue from, any of these customers would harm our results of operations.

A limited number of customers account for a substantial portion of our revenues. In 2011, Seagate, our largest customer, represented approximately 25.0% of our total revenue, and our 10 largest customers accounted for approximately 61.9% of our revenue. We typically do not have contracts with our major customers that obligate them to purchase any minimum amount of products from us. Sales to these customers are made pursuant to purchase orders, which typically can be canceled or modified up to a specified point in time, which may be after we have incurred significant costs related to the sale. If any of our key customers reduced significantly or canceled its orders, our business and operating results could be adversely affected. Because many of our semiconductor products are designed for specific customers and have long product design and development cycles, it would be difficult for us to replace revenues from key customers that reduce or cancel their existing orders for these products which may happen if they experience lower than anticipated demand or cancel a program.

In addition, if we fail to win new product designs from our major customers, our business and results of operations may be harmed. Further, if our major customers make significant changes in scheduled deliveries, experience disruptions in their operations as a result of weather or natural disasters, or for any other reason, decide to pursue the internal development of the products we sell to them, or are acquired, our business and results of operations may be adversely affected. Additionally, business combinations involving our customers or competitors of our customers could have a positive or negative impact on our business.

Recently, the hard disk drive industry has been experiencing consolidation, as Seagate has acquired Samsung's storage operations and Western Digital is seeking to acquire Hitachi's storage operations. Although this consolidation may open new opportunities for us, it may also increase our dependence on Seagate as a customer. In addition, it may result in fewer design opportunities, and a corresponding increase in the significance of winning or losing any one design, as the number of potential customers decreases.

We operate in intensely competitive markets, and our failure to compete effectively would harm our results of operations.

We derive revenue from the sale of semiconductor products. The semiconductor industry is intensely competitive, and competition continues to increase as existing competitors enhance their product offerings and as new participants enter the market. Our competitors include large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer products that compete with our products. Other competitors are specialized, rapidly growing companies that sell products into the same markets that we target. Some of our customers may also design and manufacture products internally that compete with our products. We cannot provide any assurances that the price and performance of our products will be superior relative to the products of our competitors or will be sufficient to obtain business.

In addition, our products often have a limited life before they are replaced by products utilizing newer technology. Because we do not have multi-generation contracts with most of our customers, we must win the business of our customers for each new generation of a product. If we are unable to do so, whether because we are unable to develop a next generation product rapidly enough, because our product is not priced competitively or for any other reason, our results of operations could be adversely affected.

Increased competition may harm our revenues and margins. For example, competitors with greater financial resources may be able to offer lower prices than ours, or they may offer additional products, services or other incentives that we may not be able to match. Competitors may be better able than us to respond quickly to new technologies and may undertake more extensive marketing campaigns than we do. They may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their market share. In addition, competitors may sell commercial quantities of new products before we do, establishing a market position that we may not be able to overcome once we introduce similar products in commercial quantities. If we are unable to develop and market competitive products on a timely basis, we will likely fail to maintain or expand our market share and our revenues will likely decline.

Customer orders and ordering patterns can change quickly, making it difficult for us to predict our revenues and making it possible that our actual revenues may vary materially from our expectations, which could harm our results of operations and stock price.

We sell a significant amount of our products pursuant to purchase orders that customers may cancel or defer on short notice without incurring a significant penalty. In addition, the period of time between order and product shipment can be very short. If customers reduce the rate at which they place new orders, whether because of changing market conditions for their products or other reasons, or if they cancel or defer previously placed orders, the impact on our revenue can occur quickly and could cause us to experience revenues that are lower than we may have indicated in any public forecast of our future revenue. For example, as economic conditions deteriorated in the fourth quarter of 2008, our sales declined below the expectations we had publicly announced earlier that quarter because our customers' orders declined to a level below that which we had anticipated. Reductions in new order rates as well as cancellations or deferrals of existing orders could also cause us to hold excess inventory. Further, a significant portion of our costs are fixed and we may be unable to reduce those costs proportionately. Each of these events could adversely affect our results of operations.

We depend on outside suppliers to manufacture, assemble, package and test our products; accordingly, any failure to secure and maintain sufficient manufacturing capacity at attractive prices or to maintain the quality of our products could harm our business and results of operations.

We depend on third-party foundries to manufacture integrated circuits for us and on outside suppliers to assemble and test our semiconductor products and to assemble our board-level products. As such, we face the following risks:

- a supplier may be unwilling or unable to devote adequate capacity to the production of our products or may be unable to produce our products;
- a supplier may fail to develop, or may discontinue, manufacturing methods or technologies necessary for our products;
- manufacturing costs may be higher than planned;
- product reliability may not be acceptable;
- a manufacturer may not be able to maintain continuing relationships with its suppliers of raw materials; and
- we may have reduced control over delivery schedules, quality, manufacturing yields and costs of products.

The ability of an independent foundry to provide us with integrated circuits is limited by its available capacity and existing obligations. We generally do not enter into contracts to reserve foundry capacity. Availability of foundry capacity has in the past been reduced from time to time due to strong demand and may not be available when needed at reasonable prices. If foundry capacity is limited, it is possible that one of our foundries may allocate capacity to the production of other companies' products, including those of our competitors. This reallocation could impair our ability to obtain sufficient wafers. If we experience demand for our products that we are not able to meet, we would miss opportunities for additional revenue and could experience a negative impact on our relationships with affected customers. We may also use a second foundry for a particular product when capacity at the main foundry is limited or unavailable, but the cost of integrated circuits at the second foundry may be higher, which would reduce our margins. In addition, only a limited number of foundries provide manufacturing services using the advanced technologies that we require to provide leading edge products. Because of the limited competition among large third-party foundries, it is possible that our foundry partners for products requiring these technologies will price their services at levels that have an adverse impact on our gross margins or make it unprofitable for us to offer these products. This limited competition among foundries may also make it more difficult for us to use a second foundry for a product when we believe that doing so would be advantageous.

By relying on outside suppliers to manufacture, assemble and test our products, we may have a reduced ability to control directly product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. In addition, if these outside suppliers are unable to obtain sufficient raw materials in a timely manner, we may experience product shortages or delays in product shipments, which could harm our customer relationships and results of operations.

If any of our manufacturing suppliers experiences capacity constraints, encounters financial difficulties, or experiences any other major disruption of its operations, we may need to qualify an alternate supplier, which may take an extended period of time and could result in delays in product shipments. These delays could cause our customers to seek alternate semiconductor companies to provide them with products previously purchased from LSI, which could adversely impact our business.

As a result of all of these factors and risks, and although we carefully monitor and plan for capacity and other issues, we cannot provide any assurances that we can obtain sufficient quantities of products from our suppliers on a timely basis or at reasonable prices.

Failure to qualify our semiconductor products or our suppliers' manufacturing lines with key customers could harm our business and results of operations.

Some customers will not purchase any products, other than limited numbers of evaluation units, until they qualify the products and/or the manufacturing line for the product. We may not always be able to satisfy the qualification requirements of these customers. Delays in qualification may cause a customer to discontinue use of non-qualified products and result in a significant loss of revenue.

If we fail to keep pace with technological advances, or if we pursue technologies that do not become commercially accepted, customers may not buy our products and our results of operations may be harmed.

Many of the industry segments in which we operate are characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements, short product cycles and evolving industry standards. We believe that our future success will depend, in part, on our ability to improve on existing technologies and to develop and implement new technologies. For example, semiconductor products transition over time to increasingly smaller line width geometries. This requires us to adapt our products and manufacturing processes to these new technologies, which requires expertise in new procedures. Our failure to successfully transition to smaller geometry process technologies could impair our competitive position. Our success will also depend on our ability to adopt and implement emerging industry standards in a timely manner and to adapt products and processes to technological changes based on these standards. For example, the SAS standard used to connect computers and servers to storage devices has advanced over the years to support faster speeds. As a result, our products in this area have a limited life span before they are superseded by products supporting faster speeds, which we must develop and market in a timely fashion. If we fail to develop new and enhanced products and technologies, if we focus on technologies that do not become widely adopted, or if new technologies that we do not support and that compete with technologies we do support become widely accepted, demand for our current and planned products may be reduced. For example, if tablet computing, which involves the use of flash memory rather than hard disks to store data, becomes significantly more popular, it could have a negative impact on demand for hard drives.

In addition, the evolution of standards for integrated circuits may be affected by factors beyond our control. For example, we design some products to conform to current specific industry standards. Our customers may not adopt or continue to follow the standards that we have chosen, which would make our products less desirable to customers, and could negatively affect sales. Also, competing standards may emerge that are preferred by our customers, which could reduce sales and require us to make significant expenditures to develop new products. To the extent that we are not able to adapt effectively and expeditiously to new standards, our business may be harmed.

Any defects in our products could harm our reputation, customer relationships and results of operations.

Our products may contain undetected defects, errors or failures, which may not become apparent until the products are deployed in commercial applications and other equipment. Consequently, customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in:

- cancellation of orders;
- product returns, repairs or replacements;
- monetary or other accommodations to our customers;
- diversion of our resources;
- legal actions by customers or customers' end users;
- increased insurance costs; and
- other losses to us or to customers or end users.

Any of these occurrences could also result in the loss of or delay in market acceptance of products and loss of sales, which could negatively affect our business and results of operations. As our products become even more complex in the future, this risk may intensify over time and may result in increased expenses.

Our pension plans are underfunded, and may require significant future contributions, which could have an adverse impact on our business.

We have defined benefit pension plans under which we are obligated to make future payments to participants. These plans are primarily for the benefit of former Agere employees. Benefit accruals under the Agere plans were frozen in 2009. At December 31, 2011, our projected benefit obligations under our pension plans exceeded the value of the assets of those plans by approximately $595.8 million. U.S. law provides that we must make contributions to the pension plans in 2012 of at least $94.4 million. We expect to be required to make additional contributions to the plans in future years. We may also choose to make additional, voluntary contributions to the plans. Depending on our cash position at the time, contributions to our pension plans could impact our operating flexibility.

We may be subject to intellectual property infringement claims and litigation, which could cause us to incur significant expenses or prevent us from selling our products.

As is typical in the semiconductor industry, we are frequently involved in disputes regarding patent and other intellectual property rights. We have in the past received, and we may in the future receive, communications from third parties asserting that our products, processes or technologies infringe on the patent or other intellectual property rights of third parties, and we may also receive claims of potential infringement if we attempt to license intellectual property to others. Intellectual property litigation, regardless of the outcome, may be costly and time consuming, and may divert the attention of management and key personnel from other business issues. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. We may not be able to obtain royalty or license agreements on acceptable terms. Further, our products or our customers' products may be restricted from being sold in the United States or another jurisdiction. For example, as described in Note 16 to our financial statements in Item 8, Rambus has sued us and is seeking an exclusionary order that if granted would preclude us and our customers from selling certain products in the United States. If any of our products or intellectual property infringes on valid rights held by others, our results of operations or financial position may suffer and we may have to make material changes in production processes or products.

If we are unable to protect or assert our intellectual property rights, our business and results of operations may be harmed.

Our future success will depend, in part, upon our ability to protect and assert our intellectual property rights. We rely primarily on patent and other intellectual property laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies and processes. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose proprietary technologies and processes, despite our efforts to protect them.

While we hold a significant number of patents, we can give you no assurance that any additional patents will be issued. Even if new patents are issued, the claims allowed may not be sufficiently broad to protect our technology. In addition, any of our existing patents, and any future patents issued to us, may be challenged, invalidated or circumvented, or changes in law may result in us having less protection than we may have experienced historically. As such, any rights granted under these patents may not provide us with meaningful protection. We may not have foreign patents or pending applications corresponding to our U.S. patents and applications. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also be able to develop similar technology independently or design around our patents. Some or all of our patents have in the past been licensed and likely will in the future be licensed to certain of our competitors through cross-license agreements.

Increases in the price of commodities used in the production of our products or lack of availability of these materials could negatively impact our operating results.

The price of some commodities used in the production of semiconductors has been increasing. Increases in the costs of the materials used in the production of semiconductors or lack of availability of these materials may increase our costs or reduce the amount of product we are able to sell, negatively impacting our gross margins. For example, we use gold in the production of semiconductors and the market price of gold increased significantly during 2011, adversely affecting our gross margins. We do not currently enter into hedging transactions to manage our exposure to changes in the prices of gold or other commodities, although we may choose to do so in the future.

We are exposed to legal, business, political and economic risks associated with our international operations.

We derive, and we expect to continue to derive, a substantial portion of our revenue from sales of products shipped to locations outside of the United States. These products are typically incorporated into our customers' products, which we believe are ultimately sold to end-users around the world. In addition, we perform a significant amount of our development work outside the United States and most of our products are manufactured outside of the United States. We are subject to a number of risks that could adversely affect our business and results of operations as a result of our operations outside of the United States, our customers' and suppliers' operations outside of the United States and end-demand outside of the United States, including:

- political, social and economic instability;
- fluctuations in foreign currency exchange rates;
- exposure to different legal standards, particularly with respect to intellectual property;
- natural disasters, civil unrest, terrorism and public health emergencies;
- nationalization of businesses and blocking of cash flows;
- trade and travel restrictions;
- imposition of governmental controls and restrictions;
- burdens of complying with a variety of foreign laws;
- import and export license requirements and restrictions;
- unexpected changes in regulatory requirements;
- foreign technical standards;

- difficulties in staffing and managing international operations;
- international trade disputes;
- difficulties in collecting receivables from foreign entities or delayed revenue recognition; and
- potentially adverse tax consequences, including adverse impacts from changes in United States tax laws.

Any of these factors, most of which are outside of our control, could have a negative impact on our business. For example, import/export laws may increase the restrictions on the flow of technology across country boundaries, making it more difficult and/or costly to develop products as we may not be able to easily develop products in close proximity to our customers or using an optimal labor pool.

We use indirect channels of product distribution over which we have limited control.

We sell some of our products through distributors and resellers. A deterioration in our relationships with our resellers or distributors, or a decline in their business, could harm our sales. In addition, we are seeking to increase our business through indirect channels of distribution. We may not successfully maintain or expand these indirect channels of distribution, and our failure to do so could result in the loss of sales opportunities. Furthermore, our reliance on indirect channels of distribution may reduce visibility with respect to future business opportunities, thereby making it more difficult to forecast orders.

We may engage in acquisitions and strategic alliances, which may not be successful and could harm our business and operating results.

We expect to continue to explore strategic acquisitions that build upon or expand our library of intellectual property, human capital and engineering talent, and that could increase our ability to address the needs of our customers. For example, we recently acquired SandForce, a provider of flash storage processors for enterprise and client flash solutions and SSDs. Acquisitions of high-technology companies have inherent risks. No assurance can be given that our previous acquisitions or future acquisitions will be successful and will not harm our business or operating results. For example, if we are unable to retain SandForce personnel or are unsuccessful in growing the SandForce business, we will not achieve the expected benefits of the acquisition and our financial results may be negatively impacted. In addition, we may make investments in companies, products and technologies through strategic alliances and otherwise. If these investments are not successful, our results of operations may suffer.

The semiconductor industry is highly cyclical, which may cause our operating results to fluctuate.

We operate in the highly cyclical semiconductor industry. This industry is characterized by wide fluctuations in product supply and demand. In the past, the semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, excess manufacturing capacity worldwide, maturing product cycles and declines in general economic conditions. Even if demand for our products remains constant, a lower level of available foundry capacity could increase our costs, which would likely have an adverse impact on our results of operations.

Our failure to attract, retain and motivate key employees could harm our business.

In some of our fields of operation, there are only a limited number of people in the job market who possess the requisite skills. In the past, we have experienced difficulty in identifying and hiring sufficient numbers of qualified engineers in parts of our business, as well as in retaining engineers and other qualified employees. The loss of the services of any key personnel or our inability to hire new personnel with the requisite skills could restrict our ability to develop new products or enhance existing products in a timely manner, to sell products to our customers or to manage our business effectively. In recent years, we have discontinued our efforts in some product areas and sought to streamline our operations, which has resulted in employee layoffs. These measures, or others that we may take in the future, may negatively impact our ability to recruit and retain qualified personnel.

Our operations and our suppliers' operations are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results.

Our operations and those of our suppliers are subject to natural disasters and other events outside of our control that may disrupt our business and harm our operating results. During 2011, Thailand experienced flooding as a result of significant rains. A supplier in Thailand has performed assembly and test functions for our products and that supplier's facility was affected by flooding. Other technology companies also have facilities in Thailand that were affected by flooding. The flooding reduced our ability to supply products for hard disks and resulted in reduced demand for these products as some customer facilities and facilities of other suppliers to our customers were affected. We also have substantial operations in parts of California that have experienced major earthquakes and in parts of Asia that have experienced typhoons, earthquakes and various health issues. A widespread outbreak of an illness such as H1N1 flu, avian flu, or bird flu, or severe acute respiratory syndrome, or SARS, could harm our operations and those of our suppliers as well as decrease demand from customers.

If our operations or those of our suppliers are curtailed because of natural disasters or health issues, our business may be disrupted and we may need to seek alternate sources of supply for manufacturing or other services. Alternate sources may not be available, may be more expensive or may result in delays in shipments to customers, which would affect our results of operations. In addition, a curtailment of design operations could result in delays in the development of new products. If our customers' or suppliers' and manufacturers' businesses are affected by natural disasters, health issues or other events outside of our control, our business and results of operations may be harmed.

Laws and regulations to which we are subject, as well as customer requirements in the area of environmental protection and social responsibility, could impose substantial costs on us and may adversely affect our business.

Our business is subject to or may be impacted by various environmental protection and social responsibility legal and customer requirements. For example, we are subject to the European Union Directive on the Restriction of the use of certain Hazardous Substances in Electrical & Electronic Equipment (RoHS) and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) Regulation in the European Union. Such regulations could require us to redesign our products in order to comply with their requirements and require the development and/or maintenance of compliance administration systems. Redesigned products could be more costly to manufacture or require more costly or less efficient raw materials. If we cannot develop compliant products on a timely basis or properly administer our compliance programs, our revenues could decline due to lower sales. In addition, under certain environmental laws, we could be held responsible, without regard to fault, for costs relating to any contamination at our current or past facilities and at third-party waste-disposal sites. We could also be held liable for consequences arising out of human exposure to such substances or other environmental damage.

Recently there has been increased focus on environmental protection and social responsibility initiatives. We may choose or be required to implement various standards due to the adoption of rules or regulations that result from these initiatives, such as with respect to the use of conflict minerals, which are certain minerals that originate in the Democratic Republic of the Congo or adjoining countries. Our customers may also require us to implement environmental or social responsibility procedures or standards before they will continue to do business with us or order new products from us. Our adoption of these procedures or standards could be costly, and our failure to adopt these standards or procedures could result in the loss of business or fines or other costs.

Our blank check preferred stock and Delaware law contain provisions that may inhibit potential acquisition bids, which may harm our stock price, discourage merger offers or prevent changes in our management.

Our board has the authority to issue preferred stock and to determine its rights, preferences, privileges and restrictions, including voting rights, without any further vote or action by our stockholders. If we issue any of these shares of preferred stock in the future, the rights of holders of our common stock may be negatively affected. Although we have no current plans to issue shares of preferred stock, if we were to issue preferred stock, a change of control of our company could be delayed, deferred or prevented. Furthermore, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by that statute. These provisions are designed to encourage potential acquirers to negotiate with our board of directors and give our board an opportunity to consider various alternatives to increase stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, the potential issuance of preferred stock or the restrictions in Section 203 of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control, which may adversely affect the market price of our stock. These provisions may also have the effect of preventing changes in our management or board of directors.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the technology industry are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Our stock has experienced substantial price volatility in the past. This may be a result of quarterly variations in our results of operations, the published expectations of security analysts and announcements by us and our competitors as well as general economic conditions and our stock price may continue to experience substantial volatility. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

We lease office space in two buildings in Milpitas, California for our corporate headquarters, administration and engineering offices. We also own a 600,000 square foot office complex in Allentown, Pennsylvania that we use for administration and engineering offices. We have leased out approximately 81,500 square feet of space in that facility to tenants.

We also own approximately 150,000 square feet of sales and engineering office space in Fort Collins, Colorado and approximately 180,000 square feet of sales and engineering office space in Colorado Springs, Colorado.

We own or lease additional space in the United States and in various other countries, and use that space for sales, marketing, engineering, general corporate and test purposes.

We believe that our existing facilities and equipment are well maintained, in good operating condition, suitable for our operations and are adequate to meet our current requirements.

Item 3. ***Legal Proceedings***

This information is included in Note 16 ("Commitments, Contingencies and Legal Matters — Legal Matters") to our financial statements in Item 8 and is incorporated herein by reference.

Item 4. ***Mine Safety Disclosures***

Not applicable.

Executive Officers of LSI

Set forth below is information about our executive officers as of the date of filing of this Form 10-K.

Name	Age	Position
Abhijit Y. Talwalkar	47	President and Chief Executive Officer
Bryon Look	58	Executive Vice President, Chief Financial Officer and Chief Administrative Officer
Jean F. Rankin	53	Executive Vice President, General Counsel and Secretary
D. Jeffrey Richardson	47	Executive Vice President and Chief Operating Officer
Gautam Srivastava	39	Senior Vice President, Corporate Marketing and Human Resources

Mr. Talwalkar has been our President and Chief Executive Officer and a member of our Board of Directors since May 2005. Prior to joining LSI, Mr. Talwalkar was employed by Intel Corporation, a microprocessor manufacturer, from 1993 until 2005. At Intel, he held a number of management positions, including senior positions from 1995 to 2005. Mr. Talwalkar has served as a member of the board of directors of LAM Research Corporation since February 2011.

Mr. Look has been Executive Vice President, Chief Financial Officer and Chief Administrative Officer of LSI since January 2009. From November 2000 through January 2009, he served as our Executive Vice President and Chief Financial Officer. Between March 1997 and November 2000, he was our Vice President, Corporate Development and Strategic Planning. Prior to joining LSI, he was manager of business development in Hewlett-Packard's corporate development department. During a 21-year career at Hewlett-Packard, Mr. Look held a variety of management positions in finance and research and development.

Ms. Rankin has been our Executive Vice President, General Counsel and Secretary since April 2007. Ms. Rankin joined LSI in 2007, following our acquisition of Agere Systems, a semiconductor company. At Agere, she had been Executive Vice President, General Counsel and Secretary since 2000. Ms. Rankin has served as a member of the board of directors of InterDigital, Inc. since June 2010.

Mr. Richardson has been Executive Vice President and Chief Operating Officer of LSI since April 2011. He was previously the leader of our Semiconductor Solutions Group from January 2009 to April 2011. From April 2007 through January 2009, he led our Network and Storage Products Group, which included our Networking, Custom and Storage Interfaces semiconductor businesses. From September 2005 through April 2007, he was the leader of our Custom Solutions Group, and from June 2005 through September 2005, he led our Corporate Strategy function. From 1992 through June 2005, he held a variety of management positions at Intel, including senior positions from 1999 to 2005. Mr. Richardson has served as a member of the board of directors of Volterra Semiconductor Corporation since April 2011.

Mr. Srivastava has served as Senior Vice President, Corporate Marketing and Human Resources of LSI since May 2011. From July 2009 through May 2011, he was our Senior Vice President, Human Resources. Prior to joining LSI, Mr. Srivastava was employed by Advanced Micro Devices, a semiconductor design company, most recently as Vice President, Sales and Marketing and Managing Director, Middle East, Africa and Pakistan from 2006 to 2008. From 2005 to 2006, Mr. Srivastava was Vice President, Sales and Marketing and Chief of Staff to the Chief Sales and Marketing Officer at AMD. Prior to that, he served as AMD's Vice President, Compensation and Benefits. Prior to AMD, Mr. Srivastava held various roles in management consulting and at technology startups.

Officers are not elected for a fixed term of office but serve at the pleasure of the Board of Directors. There are no family relationships among the executive officers and directors of LSI.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our stock trades on the New York Stock Exchange under the symbol "LSI." In June 2011, our Chief Executive Officer submitted to the Exchange an annual certification stating that he was not aware of any violations of the Exchange's corporate governance listing standards.

The table below shows the high and low sales prices for our common stock for each quarter during our last two full fiscal years, as reported in the consolidated transaction reporting system.

	2011		2010	
	High	**Low**	**High**	**Low**
First Quarter	$7.05	$5.71	$6.73	$4.88
Second Quarter	$7.74	$6.28	$6.72	$4.42
Third Quarter	$7.59	$5.17	$5.14	$3.89
Fourth Quarter	$6.41	$4.75	$6.13	$4.41

We did not pay cash dividends on our common stock in 2011 or 2010.

At February 22, 2012, there were 306,824 holders of record of our common stock. We have a greater number of beneficial owners of our stock who own their shares through brokerage firms and other nominees.

Issuer Purchases of Equity Securities

The following table contains information about our repurchases of our common stock during the quarter ended December 31, 2011.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Dollar Value of Shares that May Yet Be Purchased Under the Programs
October 3 — November 2, 2011	—	$ —	—	$278,213,291
November 3 — December 2, 2011	2,049,877	$5.37	2,049,877	$267,213,711
December 3 — December 31, 2011	2,834,197	$5.65	2,834,197	$251,213,843
Total	4,884,074	$5.53	4,884,074	

On March 9, 2011, our Board of Directors authorized the repurchase of up to $750.0 million of our common stock. The repurchases reported in the table above were made pursuant to this authorization.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock to that of the S&P 500 Index and the S&P 500 Semiconductors Index. The graph assumes that a $100 investment was made in our common stock and each of the indices at December 31, 2006, and that dividends, if any, were reinvested in all cases. The stock price performance shown on the graph is not necessarily indicative of future price performance.

Comparison of Cumulative Five Year Total Return


$150
$100
$50
$0
2006
2007
2008
2009
2010
2011
LSI Corporation
S&P 500 Index
S&P 500 Semiconductors Index

	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011
LSI Corporation	$100	$ 59.00	$36.56	$66.78	$ 66.56	$ 66.11
S&P 500 Index	$100	$105.49	$66.46	$84.05	$ 96.71	$ 98.76
S&P 500 Semiconductors Index	$100	$111.98	$60.76	$97.81	$108.77	$111.21

Item 6. *Selected Financial Data*

Five-Year Consolidated Summary

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
Revenues	$2,043,958	$1,869,654	$1,576,381	$1,908,317	$ 1,893,537
Cost of revenues	1,081,494	989,009	942,323	1,121,713	1,236,197
Gross profit	962,464	880,645	634,058	786,604	657,340
Research and development	575,988	562,991	508,657	563,292	554,070
Selling, general and administrative	295,439	279,126	256,908	325,035	307,843
Restructuring of operations and other items, net	23,719	9,201	36,458	43,662	147,548
Goodwill and identified intangible asset impairment charges	—	—	—	541,586	2,021,463
Acquired in-process research and development	—	—	—	—	188,872
Income/(loss) from operations	67,318	29,327	(167,965)	(686,971)	(2,562,456)
Interest expense	—	(5,601)	(21,931)	(34,943)	(31,020)
Interest income and other, net	26,472	13,848	20,272	36,110	46,758
Income/(loss) from continuing operations before income taxes	93,790	37,574	(169,624)	(685,804)	(2,546,718)
Provision for/(benefit from) income taxes	3,778	3,170	(109,321)	(14,134)	(25,529)
Income/(loss) from continuing operations	90,012	34,404	(60,303)	(671,670)	(2,521,189)
Income from discontinued operations (including a gain on disposal of $260,066 in 2011), net of tax	241,479	5,568	12,584	49,417	34,370
Net income/(loss)	$ 331,491	$ 39,972	$ (47,719)	$ (622,253)	$(2,486,819)
Basic income/(loss) per share:					
Income/(loss) from continuing operations	$ 0.15	$ 0.05	$ (0.09)	$ (1.04)	$ (3.92)
Income from discontinued operations	$ 0.42	$ 0.01	$ 0.02	$ 0.08	$ 0.05
Net income/(loss)	$ 0.57	$ 0.06	$ (0.07)	$ (0.96)	$ (3.87)
Diluted income/(loss) per share:					
Income/(loss) from continuing operations	$ 0.15	$ 0.05	$ (0.09)	$ (1.04)	$ (3.92)
Income from discontinued operations	$ 0.40	$ 0.01	$ 0.02	$ 0.08	$ 0.05
Net income/(loss)	$ 0.55	$ 0.06	$ (0.07)	$ (0.96)	$ (3.87)
Year-end status:					
Total assets	$2,232,048	$2,424,912	$2,967,930	$3,344,194	$ 4,396,390
Long-term obligations	$ 712,237	$ 622,782	$ 652,441	$1,105,739	$ 1,148,689
Stockholders' equity	$1,058,940	$1,317,502	$1,461,104	$1,440,922	$ 2,484,996

On April 2, 2007, we acquired Agere Systems Inc. through the merger of Agere and a subsidiary of ours. The merger was accounted for as a purchase. Accordingly, the results of operations of Agere and the estimated fair value of assets acquired and liabilities assumed were included in our consolidated financial statements from April 2, 2007.

The 2009 benefit from income taxes includes an $81.0 million tax benefit resulting from settlements of tax audits in foreign jurisdictions.

On May 6, 2011, we completed the sale of our external storage systems business to NetApp, Inc., for $480.0 million in cash. We have reflected the external storage systems business as discontinued operations in our consolidated statements of operations and, as such, the results of that business have been excluded from all line items other than "income from discontinued operations" for all periods presented.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This management's discussion and analysis should be read in conjunction with the other sections of this Form 10-K, including Part 1, "Item 1: Business"; Part I, "Item 1A: Risk Factors"; Part II, "Item 6: Selected Financial Data"; and Part II, "Item 8: Financial Statements and Supplementary Data."

Where more than one significant factor contributed to changes in results from year to year, we have quantified these factors throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where practicable and material to understanding the discussion.

OVERVIEW

We design, develop and market complex, high-performance storage and networking semiconductors. We offer a broad portfolio of capabilities including custom and standard product integrated circuits that are used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems and personal computers. We deliver our products to our customers as stand-alone integrated circuits as well as incorporated onto circuit boards that offer additional functionality. We also license other entities to use our intellectual property.

Our products are sold primarily to original equipment manufacturer, or OEM, companies, in the server, storage and networking industries. We also sell our products through a network of resellers and distributors.

On May 6, 2011, we completed the sale of our external storage systems business to NetApp, Inc., or NetApp, for $480.0 million in cash. That business sold external storage systems, primarily to OEMs, who resold these products to end customers under their own brand name. We have reflected the external storage systems business as discontinued operations in our consolidated statements of operations and, as such, the results of that business have been excluded from all line items other than "income from discontinued operations" for all periods presented. We believe that, as a result of this sale, we are seeing increasing interest in our products from other external storage systems OEMs who previously were reluctant to buy our products because they viewed us as a competitor.

We derive the majority of our revenue from sales of products for the hard disk drive, server and networking equipment end markets. We believe that these markets offer us attractive opportunities because of the growing demand to create, store, manage and move digital content. We believe that this growth is occurring as a result of a number of trends, including:

- The increasing popularity of mobile devices, such as smart phones and media tablets, and the increasing use of the internet for streaming media, such as videos and music, which together are driving the need for more network capacity;
- Consumer and business demand for hard disks to store increasing amounts of digital data, including music, video, pictures and medical and other business records; and
- Enterprises refreshing their data centers to provide higher levels of business support and analytics, which drives demand for new servers and storage systems and associated equipment.

Our revenues depend on market demand for these types of products and our ability to compete in highly competitive markets. We face competition not only from makers of products similar to ours, but also from competing technologies. For example, we see the development of solid state drives based on flash memory rather than the spinning platters used in hard disk drives as a long-term potential competitor to certain types of hard disk drives, and we are focusing development efforts in that area.

In 2011, we reported net income of $331.5 million, or $0.55 per diluted share, compared to net income of $40.0 million, or $0.06 per diluted share, in 2010. Net income for 2011 included a $260.1 million gain on the sale of our external storage systems business.

On March 9, 2011, our Board of Directors authorized a stock repurchase program of up to $750.0 million of our common stock. Through December 31, 2011, we had repurchased 72.4 million shares for $498.8 million under this program.

We ended 2011 with cash and cash equivalents, together with short-term investments, of $935.5 million, an improvement from $676.7 million at the end of 2010, primarily attributable to cash we received from the sale of our external storage systems business.

In 2011, Thailand experienced significant flooding, which adversely affected the operations of various technology companies, particularly those involved in the hard disk drive industry. We have a supplier in Thailand that performs assembly and test functions for our semiconductor products and that supplier's facility was affected by flooding. As a result of the flooding, our ability to supply system-on-a-chip and pre-amplifier products to hard disk drive customers, as well as the operations of some hard disk drive customers and their other suppliers, were constrained in the fourth quarter of 2011. We currently believe that we can meet anticipated demand for our products. However, the hard disk drive industry may take several quarters to fully recover from the impact of the flooding.

On January 3, 2012, we completed the acquisition of SandForce, Inc., or SandForce, for total consideration of approximately $346.1 million, net of cash acquired. SandForce is a provider of flash storage processors for enterprise and client flash solutions and solid state drives. This acquisition is expected to enhance LSI's position in storage technology solutions.

The price of some commodities used in the production of semiconductors increased in 2011, adversely affecting our gross margins. For example, we use gold in the production of semiconductors and the market price of gold increased significantly during 2011. We do not currently enter into hedging transactions to manage our exposure to changes in the prices of gold or other commodities, although we may choose to do so in the future. Further increases in commodity costs may also have an adverse impact on our gross margins.

As we look forward into 2012, we are focused on a number of key objectives, including:

- Successfully completing the integration of SandForce into our business;
- Carefully managing our production and inventory of semiconductors for hard disk drives as that industry recovers from the flooding in Thailand;
- Successfully delivering products to customers to support share gains and new product ramps we anticipate;
- Improving our gross margins and controlling operating expenses to drive improved financial performance;
- Meeting or exceeding our development, product quality and delivery commitments to our customers;
- Identifying attractive opportunities for future products, particularly in areas that are adjacent to technologies where we have strong capabilities;
- Developing leading-edge new technologies; and
- Developing the skills of our workforce.

RESULTS OF OPERATIONS

Revenues

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Revenues	$2,044.0	$1,869.7	$1,576.4

Revenues increased by $174.3 million, or 9.3%, in 2011 as compared to 2010. The increase was primarily attributable to increased unit sales of semiconductors used in storage product applications to existing customers and higher revenues from the licensing of our intellectual property. These increases were offset in part by a decrease in unit sales of semiconductors used in networking product applications.

Revenues increased by $293.3 million, or 18.6%, in 2010 as compared to 2009. The increase was primarily attributable to an increase in unit sales of semiconductors used in networking and storage product applications. To a lesser extent, the increase in revenues also reflected higher revenues from the licensing of our intellectual property.

Revenues by Geography

The following table summarizes our revenues by geography based on the ordering location of our customer. Because we sell our products primarily to other sellers of technology products and not to end users, the information in the table below may not accurately reflect geographic end-user demand for our products.

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
North America*	$ 520.2	$ 431.2	$ 305.6
Asia	1,323.5	1,223.1	1,125.8
Europe and the Middle East	200.3	215.4	145.0
Total	$2,044.0	$1,869.7	$1,576.4

* Primarily the United States.

Revenues in North America increased by $89.0 million, or 20.6%, in 2011 as compared to 2010. The increase was primarily attributable to increased unit sales of semiconductors used in storage product applications, and higher revenues from the licensing of our intellectual property. Revenues in Asia increased by $100.4 million, or 8.2%, in 2011 as compared to 2010. The increase was primarily attributable to increased unit sales of semiconductors used in storage product applications, partially offset by a decrease in unit sales of semiconductors used in networking product applications. Revenues in Europe and the Middle East decreased by $15.1 million, or 7.0%, in 2011 as compared to 2010. The decrease was primarily attributable to decreased unit sales of semiconductors used in storage product applications.

Revenues in North America increased by $125.6 million, or 41.1%, in 2010 as compared to 2009. The increase was primarily attributable to increased unit sales of semiconductors used in storage product applications and higher revenues from the licensing of our intellectual property. Revenues in Asia increased by $97.3 million, or 8.6%, in 2010 as compared to 2009. The increase in Asia was primarily attributable to increased unit sales of semiconductors used in storage and networking product applications. Revenues in Europe and the Middle East increased by $70.4 million, or 48.6%, in 2010 as compared to 2009. The increase was primarily attributable to increased unit sales of semiconductors used in storage and networking product applications.

Significant Customers:

The following table provides information about sales to Seagate Technology, which was our only customer that accounted for 10% or more of our consolidated revenues:

	Year Ended December 31,		
	2011	2010	2009
Percentage of consolidated revenues	25%	19%	22%

Revenues by Product Groups

The following table presents our revenues by product groups:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Storage products	$1,487.1	$1,302.1	$1,133.2
Networking products	453.7	473.3	384.8
Other	103.2	94.3	58.4
Total	$2,044.0	$1,869.7	$1,576.4

Revenues from storage products increased by $185.0 million, or 14.2%, in 2011 as compared to 2010, and by $168.9 million, or 14.9%, in 2010 as compared to 2009. The increases in both periods were primarily attributable to increased unit demand for semiconductors used in hard disk drives, server RAID adapters and storage area network applications.

Revenues from networking products decreased by $19.6 million, or 4.1%, in 2011 as compared to 2010. The decrease was primarily due to a decrease in unit sales of semiconductors used in networking product applications. Revenues from networking products increased by $88.5 million, or 23.0%, in 2010 as compared to 2009. The increase was primarily attributable to an increase in unit sales of semiconductors used in networking product applications.

Other revenues consist primarily of the licensing of our intellectual property. The increase of $8.9 million, or 9.4%, in 2011 as compared to 2010 and the increase of $35.9 million, or 61.5%, in 2010 as compared to 2009 were primarily due to increased licensing activity and intellectual property rights settlements.

Gross Profit Margin

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in millions)		
Gross profit	$962.5	$880.6	$634.1
Percentage of revenues	47.1%	47.1%	40.2%

Gross profit as a percentage of revenues remained flat in 2011 as compared to 2010. Decreased amortization of intangible assets benefited our gross margin in 2011, which was offset by higher costs of commodities used in our products, a one-time inventory charge of $7.5 million as a result of the flooding in Thailand, an unfavorable shift in product mix, and the absence of a gross margin benefit recognized in 2010 upon termination of a contract associated with our former Mobility Products Group.

Gross profit as a percentage of revenues increased to 47.1% in 2010 from 40.2% in 2009. The increase was primarily due to a favorable shift in product mix as a result of increased revenues from our higher margin intellectual property licensing, a decrease in intangible asset amortization and more favorable unit costs driven by higher volumes. The increase was also attributable to a benefit recognized upon termination of a contract associated with our former Mobility Products Group and the absence of a charge incurred in 2009 related to inventories acquired as part of the 3ware RAID storage adapter business acquisition.

Research and Development

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in millions)		
Research and development	$576.0	$563.0	$508.7
Percentage of revenues	28.2%	30.1%	32.3%

R&D expenses consist primarily of employee salaries, contractor expenses and materials used in product development, costs related to third-party design tools and materials used in the design of custom silicon and standard products, as well as depreciation of capital equipment and facilities-related expenditures. In addition to the significant resources required to support hardware technology transitions, we devote significant resources to developing and enhancing software features and functionality to remain competitive.

R&D expense increased by $13.0 million, or 2.3%, in 2011 as compared to 2010. The increase was primarily attributable to higher compensation-related expenses and facility costs as a result of headcount additions and increased material costs for R&D projects, offset in part by lower costs for shared development engineering projects due to higher contributions from customers associated with existing R&D projects. As a percent of revenues, R&D expense declined from 30.1% in 2010 to 28.2% in 2011 as a result of higher revenues in 2011 as compared to 2010.

R&D expense increased by $54.3 million, or 10.7%, in 2010 as compared to 2009. The increase was primarily due to the restoration in 2010 of certain employee compensation-related expenses that we reduced in

2009. The increase was also attributable to increased compensation-related expenses and facility costs as a result of headcount additions in China and India in 2010 and higher headcount from the acquisition of the 3ware RAID storage adapter business in April 2009. As a percent of revenues, R&D expense declined from 32.3% in 2009 to 30.1% in 2010 as a result of higher revenues in 2010 as compared to 2009.

Selling, General and Administrative

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in millions)		
Selling, general and administrative	$295.4	$279.1	$256.9
Percentage of revenues	14.5%	14.9%	16.3%

SG&A expense increased by $16.3 million, or 5.8%, in 2011 as compared to 2010. The increase was primarily due to increases in litigation costs and higher sales and marketing expenses, including higher compensation-related expenses as a result of headcount additions, to support increased revenues and design activity. These increases were partially offset by lower stock-based compensation and decreases in general and administrative expenses as a result of our continuing focus on control of expenses. As a percent of revenues, SG&A expense declined from 14.9% in 2010 to 14.5% in 2011 as a result of higher revenues in 2011 as compared to 2010.

SG&A expense increased by $22.2 million, or 8.6%, in 2010 as compared to 2009. The increase was primarily due to the restoration in 2010 of compensation-related expenses that were reduced in 2009, an increase in sales commissions and other sales-related expenditures as a result of increased design wins and revenues in 2010, and higher compensation-related expenditures associated with the acquisition of the 3ware RAID storage adapter business in April 2009. The increase was offset in part by reductions in spending as a result of maintaining tighter expense controls. As a percent of revenues, SG&A expense declined from 16.3% in 2009 to 14.9% in 2010 as a result of higher revenues in 2010 as compared to 2009.

Restructuring of Operations and Other Items, net

In 2011, 2010 and 2009, we initiated restructuring plans designed to focus on targeted end markets and to improve operational efficiency and financial results. These plans primarily involved the termination of employees and consolidation of facilities. The restructuring charges recorded in conjunction with these plans primarily represented severance and costs related to the continuation of certain employee benefits, exit costs for facility consolidations and closures, contract termination costs, research and development program cancellations and asset impairment charges.

The following table summarizes items included in restructuring of operations and other items, net from continuing operations:

	Year Ended December 31,		
	2011	2010	2009
	(In millions)		
Lease and contract terminations	$ 6.2(a)	$ 3.7(a)	$19.5(a)
Employee severance and benefits	11.3	8.2	10.1
Other exit costs, net	(1.0)(b)	—	0.6
Total restructuring expenses	16.5	11.9	30.2
Asset impairment	4.9(c)	—	—
Other items	2.3(d)	(2.7)(e)	6.3(f)
Total restructuring of operations and other items, net	$23.7	$ 9.2	$36.5

(a) Includes changes in estimates and changes in time value associated with facility lease exit costs accrued in previous years.

(b) Includes a $6.4 million gain on the sale of land in Gresham, Oregon, substantially offset by a $5.5 million write-off of intellectual property in connection with the restructuring actions.

(c) Includes a $4.5 million intellectual property write-off due to a customer program cancellation.

(d) Primarily consists of $12.2 million of costs associated with the transition service agreements entered into in connection with the sale of our external storage systems business, $3.4 million of litigation costs and a $2.2 million loss on the disposition of fixed assets, substantially offset by a $15.5 million sales and use tax related liability reversal as a result of concluding various audits.

(e) Primarily consists of a $4.4 million reversal of previously accrued litigation costs as a result of a court ruling in our favor, offset in part by $1.6 million of catch-up depreciation for land improvements resulting from the reclassification of land in Gresham, Oregon from held for sale to held and used in the fourth quarter of 2010.

(f) Primarily relates to litigation.

Interest Expense, Interest Income and Other, net

The following table summarizes interest expense and components of interest income and other, net:

	Year Ended December 31,		
	2011	2010	2009
	(In millions)		
Interest expense	$ —	$ (5.6)	$(21.9)
Interest income	11.1	13.7	20.6
Other income/(expense), net	15.4	0.1	(0.3)
Total	$26.5	$ 8.2	$ (1.6)

Interest expense decreased by $5.6 million in 2011 as compared to 2010 as a result of the repayment of our 4% Convertible Subordinated Notes in May 2010. Interest expense decreased by $16.3 million in 2010 as compared to 2009 as a result of the redemption of our 6.5% Convertible Subordinated Notes in June 2009 and the repayment of our 4% Convertible Subordinated Notes in May 2010.

Interest income decreased by $2.6 million in 2011 as compared to 2010 primarily as a result of lower interest rates in 2011 compared to 2010. Interest income decreased by $6.9 million in 2010 as compared to 2009 primarily as a result of lower cash balances and lower interest rates during 2010 compared to 2009.

Other income, net, in 2011 primarily included $13.6 million of income for services provided under the transition service agreements entered into in connection with the sale of the external storage systems business.

Provision for/(Benefit from) Income Taxes

During 2011, we recorded an income tax provision of $3.8 million, which represents an effective tax rate of approximately 4% on the income before income taxes of $93.8 million. This rate differs from the U.S. statutory rate primarily due to the benefit realized from deferred tax assets not previously recognized in the U.S. and lower tax rates in foreign jurisdictions, which is partially offset by certain foreign earnings taxed in the U.S. In addition, the income in discontinued operations results in an intraperiod allocation of tax benefit of $11.7 million relating to a current-year loss in the domestic continuing operations. The income tax provision in 2011 included $24.2 million of additional accrual for uncertain tax positions, offset by a reversal of $18.1 million in liabilities for uncertain tax positions, which included interest and penalties as a result of the expiration of statutes of limitations in multiple jurisdictions.

During 2010, we recorded an income tax provision of $3.2 million, which represents an effective tax rate of approximately 9% on the income before income taxes of $37.6 million. This rate differs from the U.S. statutory rate primarily due to lower tax rates in foreign jurisdictions offset by certain foreign earnings taxed in the U.S. and an increase in valuation allowance against the U.S. deferred tax assets. The income tax provision in 2010 included $14.1 million of additional accrual for uncertain tax positions, offset by a reversal of $31.8 million in liabilities for uncertain tax positions, which included interest and penalties as a result of the expiration of statutes of limitations in multiple jurisdictions.

During 2009, we recorded an income tax benefit of $109.3 million, which represents an effective tax rate of approximately 64% on the loss before income taxes of $169.6 million. This rate differs from the U.S. statutory rate primarily due to certain foreign earnings taxed in the U.S. and an increase in valuation allowance against the U.S. deferred tax assets. In addition, the income tax benefit in 2009 was primarily a result of a net reversal of $111.7 million in liabilities for uncertain tax positions, which included previously unrecognized tax benefits of $88.3 million and interest and penalties of $23.4 million, as a result of a settlement of a multi-year audit in a foreign jurisdiction, the expiration of various statutes of limitations and re-measurements of uncertain tax positions taken in prior periods based on new information. Lastly, the income in discontinued operations and other comprehensive income enable the realization of a tax benefit of $27.6 million relating to the 2009 loss in the domestic continuing operations.

With the exception of certain foreign jurisdictions, we believe it is not more likely than not that the future benefit of deferred tax assets will be realized.

Discontinued Operations

Following is selected financial information included in income from discontinued operations:

	Year Ended December 31,		
	2011	2010	2009
		(In millions)	
Revenues	$210.6	$700.4	$642.8
(Loss)/income before income taxes and gain on disposal	$ (27.6)	$ 7.8	$ 38.8
Gain on disposal of external storage systems business	260.1	—	—
(Benefit from)/provision for income taxes	(9.0)	2.2	26.2
Income from discontinued operations	$241.5	$ 5.6	$ 12.6

During the years ended December 31, 2011 and 2010, we recorded write-downs of $23.0 million and $44.1 million, respectively, of assets relating to the external storage systems business. The 2011 write-downs primarily consisted of $10.5 million of identified intangible assets, including $9.0 million of current technology, $0.7 million of customer base and $0.8 million of in-process research and development. The 2011 write-downs also included $7.8 million of capitalized software and $3.7 million of inventories and fixed assets. The 2010 write-downs primarily consisted of $25.4 million of capitalized software and $17.1 million of identified intangible assets, including $16.8 million of current technology and $0.3 million of trade names. Further, we released $21.0 million of deferred tax liabilities related to tax deductible goodwill in connection with the sale of the external storage systems business in 2011, which is included in the benefit from income taxes of $9.0 million.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

Cash, cash equivalents and short-term investments are our primary source of liquidity. We believe that our existing liquid resources and cash generated from operations will be adequate to meet our operating and capital requirements and other obligations for more than the next 12 months. We may, however, find it desirable to obtain additional debt or equity financing. Such financing may not be available to us at all or on acceptable terms if we determine that it would be desirable to obtain additional financing.

Cash, cash equivalents and short-term investments increased to $935.5 million as of December 31, 2011 from $676.7 million as of December 31, 2010. The increase was mainly due to proceeds from the sale of our external storage systems business and cash inflows generated from operating activities, offset in part by cash outflows for financing and other investing activities, as described below. On January 3, 2012, we used $319.2 million of cash in connection with the acquisition of SandForce.

Working Capital

Working capital increased by $182.6 million to $961.8 million as of December 31, 2011 from $779.2 million as of December 31, 2010. The increase was primarily attributable to the following:

- Cash, cash equivalents and short-term investments increased by $258.8 million primarily due to net cash provided by operating activities of $246.8 million and $475.2 million of net proceeds from the sale of our external storage systems business, offset in part by the use of $498.8 million to repurchase our common stock;

- Accrued salaries, wages and benefits decreased by $19.4 million primarily as a result of the sale of our external storage systems business and the timing of payments for salaries, benefits and performance-based compensation; and
- Other accrued liabilities decreased by $5.6 million as a result of the sale of our external storage systems business.

These increases in working capital were offset in part by the following:

- Accounts receivable decreased by $80.1 million primarily as a result of the sale of our external storage systems business;
- Prepaid expenses and other current assets decreased by $13.1 million primarily due to the maturity of notes receivable associated with the sale of our Thailand assembly and test operations in 2007; and
- Inventories decreased by $6.7 million primarily due to the sale of our external storage systems business and the write-down of inventories damaged as a result of the flooding in Thailand, offset by higher inventory to support product demand.

Working capital increased by $48.1 million to $779.2 million as of December 31, 2010 from $731.1 million as of December 31, 2009. The increase was attributable to the following:

- Current portion of long-term debt decreased by $350.0 million as a result of the repayment of our 4% Convertible Subordinated Notes upon their maturity in May 2010;
- Accounts payable decreased by $39.1 million primarily due to the normal timing of invoice receipts and payments;
- Other accrued liabilities decreased by $29.7 million as a result of the utilization of restructuring reserves, payments of taxes and decreases in other accruals related to our operations; and
- Inventories increased by $17.4 million as December 31, 2009 inventories were held at reduced levels due to expected declines in product demand associated with the overall economic downturn.

These increases in working capital were offset in part by the following:

- Cash, cash equivalents and short-term investments decreased by $285.4 million primarily due to the use of $350.0 million to repay our outstanding 4% Convertible Subordinated Notes upon their maturity in May 2010, the use of $249.9 million to repurchase our common stock and $60.1 million net cash used in investing activities, offset in part by net cash provided by operating activities of $367.2 million;
- Accrued salaries, wages and benefits increased by $49.0 million primarily as a result of timing differences in the payment of salaries and benefits and the restoration of performance-based compensation accruals, which we reduced in 2009 in response to the global economic downturn;
- Prepaid expenses and other current assets decreased by $41.3 million primarily as a result of the reclassification of $16.8 million of assets from held for sale to held and used because the held for sale criteria were no longer met at December 31, 2010, as well as decreases in deferred tax assets and other receivables; and
- Accounts receivable decreased by $12.4 million primarily as a result of an improvement in collections.

Cash Provided by Operating Activities

During the year ended December 31, 2011, we generated $246.8 million of cash from operating activities as a result of the following:

- Net income adjusted for non-cash items, primarily a $260.1 million gain on the sale of our external storage systems business and $189.2 million of depreciation and amortization. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8;
- Offset in part by a net decrease of $68.3 million in assets and liabilities, including changes in working capital components, from December 31, 2010 to December 31, 2011, as discussed above.

During the year ended December 31, 2010, we generated $367.2 million of cash from operating activities, representing a significant improvement over $204.5 million of cash from operating activities in 2009. This increase was a result of the following:

- Net income adjusted for non-cash items, including $266.7 million of depreciation and amortization, $66.4 million of stock-based compensation expense and $45.7 million of non-cash restructuring of operations and other items, net. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8;
- Offset in part by a net decrease of $66.2 million in assets and liabilities, including changes in working capital components, from December 31, 2009 to December 31, 2010, as discussed above.

During the year ended December 31, 2009, we generated $204.5 million of cash from operating activities as a result of the following:

- Net loss adjusted for non-cash items, including $268.2 million of depreciation and amortization and $64.0 million of stock-based compensation expense. The non-cash items and other non-operating adjustments are quantified in our consolidated statements of cash flows included in Item 8;
- Offset in part by a net decrease of $86.2 million in assets and liabilities, including changes in working capital components from December 31, 2008 to December 31, 2009.

Cash Provided by/(Used in) Investing Activities

Cash provided by investing activities for the year ended December 31, 2011 was $430.3 million. The investing activities during 2011 were the following:

- Proceeds from the sale of our external storage systems business, net of transaction fees, of $475.2 million;
- Purchases of property and equipment, net of proceeds from sales, totaling $37.4 million;
- Purchases of available-for-sale debt securities and other investments, net of proceeds from maturities and sales of $17.5 million; and
- Proceeds of $10.0 million from the maturity of notes receivable associated with the sale of our Thailand assembly and test operations in 2007.

Cash used in investing activities for the year ended December 31, 2010 was $60.1 million. The investing activities during 2010 were the following:

- Purchases of property and equipment, net of proceeds from sales, totaling $91.5 million;
- Proceeds from maturities and sales of available-for-sale debt and other investments, net of purchases, of $21.4 million; and
- Proceeds of $10.0 million from the maturity of notes receivable associated with the sale of our Thailand assembly and test operations in 2007.

Cash used in investing activities for the year ended December 31, 2009 was $34.1 million. The investing activities during 2009 were the following:

- Purchases of property and equipment, net of sales, totaling $87.2 million;
- Proceeds from maturities and sales of available-for-sale debt securities and other investments, net of purchases, of $76.6 million;
- Acquisition of businesses and companies, net of cash acquired, of $47.0 million;
- A decrease in non-current assets and deposits of $13.5 million; and
- Proceeds of $10.0 million from the maturity of notes receivable associated with the sale of our Thailand assembly and test operations in 2007.

We expect capital expenditures to be approximately $65 million in 2012. In recent years, we have reduced our level of capital expenditures as a result of our focus on establishing strategic supplier alliances with foundry semiconductor manufacturers and with third-party assembly and test operations, which enables us to have access to advanced manufacturing capacity while reducing our capital spending requirements.

Cash Used in Financing Activities

Cash used in financing activities for the year ended December 31, 2011 was $417.7 million. The financing activities during 2011 were the use of $498.8 million to repurchase our common stock, offset in part by proceeds of $81.0 million from issuances of common stock under our employee stock plans. On March 9, 2011, our Board of Directors authorized a stock repurchase program of up to $750.0 million of our common stock. As of December 31, 2011, $251.2 million remained available under this stock repurchase program.

Cash used in financing activities for the year ended December 31, 2010 was $559.1 million. The financing activities during 2010 were the use of $350 million to repay our outstanding 4% Convertible Subordinated Notes upon their maturity in May 2010 and the use of $249.9 million to repurchase our common stock, which effectively completed the $250 million share repurchase program that was authorized by our Board of Directors on March 17, 2010, offset in part by the proceeds of $40.9 million from issuances of common stock under our employee stock plans.

Cash used in financing activities for the year ended December 31, 2009 was $225.3 million. The financing activities during 2009 were the use of $244.0 million to redeem our 6.5% Convertible Subordinated Notes, offset in part by the proceeds from issuances of common stock under our employee stock plans.

We do not currently pay any cash dividends to our stockholders.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of December 31, 2011:

	Payments Due by Period					
	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years	Other	Total
			(In millions)			
Operating lease obligations	$ 43.8	$46.4	$ 6.8	$1.4	$ —	$ 98.4
Purchase commitments	412.0	42.0	13.6	—	—	467.6
Pension contributions	94.4	*	*	*	*	94.4
Uncertain tax positions	—	—	—	—	91.8**	91.8
Agreement to acquire SandForce	319.2***	—	—	—	—	319.2
Total	$869.4	$88.4	$20.4	$1.4	$91.8	$1,071.4

* We have pension plans covering substantially all former Agere U.S. employees, excluding management employees hired after June 30, 2003. We also have pension plans covering certain international employees. Although additional future contributions will be required, the amount and timing of these contributions will be affected by actuarial assumptions, the actual rate of return on plan assets, the level of market interest rates, and the amount of voluntary contributions to the plans. The amount shown in the table represents our planned contributions to our pension plans within a year. Because any contributions for 2013 and later will depend on the value of the plan assets in the future and thus are uncertain, we have not included any amounts for 2013 and beyond in the above table. As of December 31, 2011, our projected pension benefit obligation exceeded the fair value of our plan assets by $595.8 million. See Note 7 to our consolidated financial statements in Item 8.

** This amount represents the non-current tax payable obligation. We are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur.

*** On January 3, 2012, we completed the acquisition of SandForce.

Operating Lease Obligations

We lease real estate and certain non-manufacturing equipment under non-cancelable operating leases. We also include non-cancelable obligations under certain software licensing arrangement in this category.

Purchase Commitments

We maintain purchase commitments with certain suppliers, primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time horizon as mutually agreed upon between the parties. This forecasted time horizon can vary for different suppliers.

Uncertain Tax Positions

As of December 31, 2011, we had $171.0 million of unrecognized tax benefits, for which we are unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, we estimate that the unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $17.7 million.

Standby Letters of Credit

As of December 31, 2011 and 2010, we had outstanding obligations relating to standby letters of credit of $3.5 million and $3.9 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, customs and certain self-insured risks. If the guarantees are called, we must reimburse the provider of the guarantee. The fair value of the letters of credit approximates the contract amounts. The standby letters of credit generally renew annually.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP, in the United States of America. Note 2 to those financial statements describes our significant accounting policies. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

We believe the following to be critical accounting estimates. They are important to the portrayal of our financial condition and results, and they require significant management judgment and estimates about matters that are inherently uncertain. As a result of the inherent uncertainty, there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions. Although we believe that our judgments and estimates are reasonable, appropriate and correct, different amounts could have been reported if different estimates were made.

Stock-Based Compensation

Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free interest rate.

Stock Options:

The fair value of each option grant is estimated as of the date of grant using a reduced-form calibrated binomial lattice model, or the lattice model. The lattice model requires the use of historical data for employee exercise behavior and the use of assumptions, including expected life, risk-free interest rate and expected stock price volatility over the term of our employee stock options. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of our model. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities appropriate for the term of our employee stock options; however, this may not accurately reflect future interest rates.

We use an equally weighted combination of historical and implied volatilities as of the grant date. Although we believe that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities, there is no way of accurately predicting the future stock price.

The lattice model estimates the probability of exercise by an employee as a function of two variables based on the entire history of exercises and cancellations for all past option grants made by us since our initial public offering. This estimate may not be a reliable indicator of future employee behavior.

Forfeitures are estimated based on historical experience, which may not hold true in the future.

Our determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as a number of highly complex and subjective assumptions. We use third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. We are responsible for determining the assumptions used in estimating the fair value of our share-based payment awards. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management's opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock options. Although the fair value of employee stock options is determined in accordance with the Financial Accounting Standards Board, or FASB, guidance using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Restricted Stock Units:

The cost of service-based and performance-based restricted stock units is determined using the fair value of our common stock on the date of grant after considering estimated forfeitures.

For performance-based restricted stock unit awards, we also consider the probability that those restricted stock units will vest. The vesting of performance-based restricted stock unit awards is contingent upon us meeting specified performance criteria and requires that the employee remain employed for a specified period of time.

Employee Stock Purchase Plan:

Compensation expense for our employee stock purchase plan is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. This model requires the use of historical data for employee exercise behavior and the use of assumptions, including expected life, risk-free interest rate and expected stock price volatility. As such, it is subject to similar risks to those relating to stock options.

Inventory Valuation Methodology

Inventories are valued at the lower of cost or market using the first-in, first-out, or FIFO, method. We write down our inventories for estimated obsolescence based upon assumptions about future demand and market conditions. Inventory impairment charges create a new cost basis for inventory.

We balance the need to maintain strategic inventory levels to ensure competitive delivery performance to our customers with the risk of inventory obsolescence due to rapidly changing technology and customer requirements, product life-cycles, life-time buys at the end of supplier product runs and a shift of production to outsourcing. If actual demand or market conditions are less favorable than we project or our customers' demands fail to meet our projections, additional inventory write-downs may be required.

If market conditions are more favorable than expected, we could experience more favorable gross profit margins going forward as we sell inventory that was previously written down.

Valuation of Long-Lived Assets, Intangible Assets and Goodwill

We have historically pursued the acquisition of businesses, which has resulted in the accumulation of a significant amount of goodwill and intangible assets. We assess the impairment of long-lived assets and identified intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We assess the impairment of goodwill annually or sooner if events or changes in circumstances indicate that the carrying value may not be recoverable. When we determine that there is an indicator that the carrying value of long-lived assets, identified intangibles or related goodwill may not be recoverable, we measure impairment based on estimates of future cash flows. Impairment of goodwill, if any, is measured based on an implied fair value model that determines the carrying value of goodwill.

To evaluate the recoverability of goodwill, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. Our qualitative assessment of the recoverability of goodwill, whether performed annually or based on specific events or circumstances, considers various macroeconomic, industry-specific and company-specific factors. Those factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of our financial performance; or (iv) a sustained decrease in our market capitalization below our net book value. After assessing the totality of events and circumstances, if we determine that it is not more likely than not that the fair value of any of our reporting units is less than its carrying amount, no further assessment is performed. If we determine that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, we calculate the fair value of that reporting unit and compare the fair value to the reporting unit's net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, we calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit. The implied fair value of goodwill is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair value of our reporting units, we rely solely on a discounted cash-flow analysis. We do research and analyze peer multiples for comparison purposes, but we do not rely directly upon such data due to the lack of specific comparability between the peer companies and our reporting units. Instead we employ the peer multiple data as a general check on the results of our discounted cash-flow analysis. The material assumptions used in performing the discounted cash-flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions also include expected near- and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must also be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted-average cost-of-capital for the reporting units, with adjustments made to account for the relative risk of individual assets valued.

Although we believe that our methods of evaluating goodwill impairment are reasonable, future changes in economic and other conditions could force us to take additional charges. Our next annual test for the impairment of goodwill is expected to be performed in the fourth quarter of 2012 or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

We assess the recoverability of our identified intangible assets based on management's estimates of undiscounted projected future operating cash flows compared to the net book value of the identified intangible assets. In cases where the net book value exceeds undiscounted projected future operating cash flows, impairment exists. The impairment charge is measured as the difference between the net book value of the identified intangible assets and the fair value of such assets. The fair value is determined using a discounted cash-flow approach for each asset grouping.

Restructuring Reserves

We have recorded reserves/accruals for restructuring costs related to our restructuring of operations. The restructuring reserves include estimated payments to employees for severance, termination fees associated with leases and other contracts and selling costs associated with assets held for sale, and other costs related to the closure of facilities. The restructuring reserves are based upon management estimates at the time they are recorded. These estimates can change depending upon changes in facts and circumstances subsequent to when the original liability was recorded. For example, existing accruals for severance may be modified if employees are redeployed due to circumstances not foreseen when the original plans were initiated, accruals for outplacement services may not be fully utilized by former employees, and severance accruals could change for statutory reasons in countries other than the United States. Accruals for facility leases under which we ceased using the benefits conveyed to us under the lease may change if market conditions for subleases change or if we later negotiate a termination of the lease.

Income Taxes

The calculation of our tax liabilities involves the application of complex tax rules and regulations in multiple jurisdictions throughout the world. We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, benefits and deductions, and in the calculation of specific tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions. The calculation of tax liabilities involves uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by various tax jurisdictions. Significant changes to these estimates may result in an increase or a decrease to our tax provision in a subsequent period. The deferred tax assets we record each period depend primarily on our ability to generate future taxable income in the United States and certain non-U.S. jurisdictions. Each period, we evaluate the need for a valuation allowance for our deferred tax assets and, if necessary, we adjust the valuation allowance so that net deferred tax assets will be realized. If our outlook for future taxable income changes significantly, our assessment of the need for a valuation allowance may also change.

Retirement Benefits

Post-retirement assets and liabilities are estimates of benefits that we expect to pay to eligible retirees. We consider various factors in determining the value of our post-retirement net assets, including the number of employees that we expect to receive benefits and other actuarial assumptions.

For defined benefit pension plans, we consider various factors in determining our pension liability and net periodic benefit cost, including the number of employees that we expect to receive benefits, their salary levels and years of service, the expected return on plan assets, the discount rate, the timing of the payment of benefits, and other actuarial assumptions. If the actual results and events of our pension plan differ from our current assumptions, our benefit obligations may be over- or under-valued.

The key benefit plan assumptions are the discount rate and the expected rate of return on plan assets. The assumptions discussed below are for our U.S. retirement benefit plans. For our international plans, we chose assumptions specific to each country.

The discount rate we use is based on a cash-flow analysis using the Citigroup Pension Discount Curve and the Citigroup Above Median Pension Discount Curve as of the measurement date. We base our salary increase assumptions on historical experience and future expectations. In developing the expected rate of return, we consider long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocation among debt, equity securities and other investments.

For 2011, we used an expected rate of return on plan assets of 7.75% for our U.S. pension plans. For our U.S. post-retirement benefit plans, we used a weighted-average long-term rate of return on assets of 6.20%. For the U.S. plans, we use a calculated market-related value of assets, or MRVA, in determining the estimated return on plan assets. The MRVA smoothes the recognition of asset gains and losses over a five-year period. Because of this smoothing, the MRVA also affects the determination of amortization of gains or losses. As of December 31, 2011, the MRVA for the U.S. plans was $942.0 million, as compared to a fair value of $921.9 million. If we used the fair value, the net periodic benefit cost would increase by $2.4 million for 2012.

Actuarial assumptions are based on our best estimates and judgment. Material changes may occur in retirement benefit costs in the future if these assumptions differ from actual events or experience. We performed a sensitivity analysis on the discount rate, which is the key assumption in calculating the pension and post-retirement benefit obligations. Each change of 25 basis points in the discount rate assumption would have had an estimated $43.0 million impact on the benefit obligation as of December 31, 2011. Each change of 25 basis points in the discount rate assumption and expected rate of return assumption would have an estimated $0.1 million and $2.4 million, respectively, impact on annual net retirement benefit costs for the year ending December 31, 2012.

Fair Value Measurements

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

We determine the estimated fair value of financial assets and liabilities using the market approach and the income approach as considered appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses discounted cash flow models by considering market expectations about future cash flows and other inputs that are observable or can be corroborated by observable market data.

The fair value inputs are reviewed by management for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that management deems material to their estimate of fair value. In the current market environment, the assessment of fair value can be difficult and subjective. However, given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market prices for identical or similar assets, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment is material to the valuation of our investment portfolio.

We do not estimate the fair value for non-marketable securities unless there are identified events or changes in circumstances that may have a significant adverse effect on the investment. If management determines that these non-marketable investments are impaired, losses are generally measured by using pricing reflected in current rounds of financing.

Other Than Temporary Impairment

We recognize an impairment charge when declines in the fair values of our investments in debt and equity securities below their cost basis are judged to be other than temporary. We evaluate both qualitative and quantitative factors, such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, default and loss rates of the underlying collateral, structure and credit enhancements, to determine if a credit loss may exist.

For investments in equity securities, to determine if impairment has occurred, we review the financial performance of each investee, industry performance and outlook for each investee, and the trading price of each marketable equity security. For non-marketable equity securities, we review recent financing activities of the investees, movements in equity value, venture capital markets, the investee's capital structure, liquidation preferences of the investee's capital and other economic variables. If an unrealized loss is determined to be other than temporary, a loss is recognized as a component of interest income and other, net in the statements of operations. For marketable equity securities, an impairment loss is measured using the closing market price of the marketable security on the date management determines that the investment is impaired. For non-marketable equity securities, an impairment loss is generally measured by using pricing reflected in current rounds of financing. We do not estimate the fair values of non-marketable equity investments unless there are identified events or changes in circumstances that may have a significant adverse effect on the investments.

RECENT ACCOUNTING PRONOUNCEMENTS

The information contained in Note 2 to our financial statements in Part II, Item 8 under the heading "Recent Accounting Pronouncements" is incorporated by reference into this Part II, Item 7.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Sensitivity

A 10% weighted-average worldwide interest rate movement affecting our fixed and floating rate financial instruments as of December 31, 2011 and 2010 would not have a significant effect on our consolidated balance sheets, results of operations or cash flows over the next fiscal year, assuming that the investment balances remained consistent.

Foreign Currency Exchange Risk

We have foreign subsidiaries that operate and sell our products in various markets around the world. As a result, our cash flows and earnings are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through operational strategies and financial market instruments. We use various hedge instruments, primarily forward contracts with maturities of twelve months or less, to manage our exposure associated with net asset and liability positions and cash flows denominated in non-functional currencies. We did not enter into derivative financial instruments for trading purposes during 2011 or 2010.

Based on our overall currency rate exposures at December 31, 2011 and 2010, including derivative financial instruments and non-functional currency-denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar would not have a significant effect on our consolidated balance sheets, results of operations or cash flows over the next fiscal year.

Credit and Market Liquidity Risks

As of December 31, 2011, we had cash equivalents of $674.2 million, which is invested in money market funds. We had short-term investments of $155.6 million in debt securities. These securities are classified as available-for-sale and accordingly are recorded at fair market value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of applicable taxes.

These investments expose us to credit risk or the risk of loss should the issuer of the debt securities held in our portfolio or by the money market mutual funds we invest in be unable to meet their financial obligations under those securities. Our available-for-sale debt securities at December 31, 2011 included $107.4 million of asset-backed and mortgage-backed securities, of which $97.4 million are issued by agencies of the U.S. government. We diversify our investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund.

We are also exposed to market liquidity risk. This is the risk that the demand for securities in the market becomes significantly lower than normal or ceases to exist, similar to circumstances that existed during the recent global financial crisis. During the course of that crisis, the Federal Reserve implemented a number of new programs designed to improve liquidity and conditions in financial markets. Due to the improved functioning of financial markets, many of those programs have expired or have been closed.

Despite the potential intervention by the Federal Reserve, should financial market conditions require it in the future, access to our funds could be limited in some cases and some money market funds could limit redemptions for a period of time. The impact of market liquidity risk on our investments is that we may be unable to sell our investments in a timely manner should we need to, or if we are able to sell them, the sale price of the investments may be lower than we expect.

Credit and market liquidity risks could impact our consolidated results of operations to the extent we incur a loss or if management determines that changes in prices of available-for-sale debt securities are other than temporary.

Item 8. *Financial Statements and Supplementary Data*

LSI Corporation

Consolidated Balance Sheets
(In thousands, except per share amounts)

	December 31, 2011	December 31, 2010
ASSETS		
Cash and cash equivalents	$ 779,811	$ 521,786
Short-term investments	155,644	154,880
Accounts receivable, less allowances of $6,950 and $9,701, respectively	246,539	326,604
Inventories	180,035	186,772
Prepaid expenses and other current assets	60,659	73,778
Total current assets	1,422,688	1,263,820
Property and equipment, net	180,589	223,181
Identified intangible assets, net	433,790	561,137
Goodwill	72,377	188,698
Other assets	122,604	188,076
Total assets	$ 2,232,048	$ 2,424,912
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 175,093	$ 173,919
Accrued salaries, wages and benefits	106,948	126,307
Other accrued liabilities	178,830	184,402
Total current liabilities	460,871	484,628
Pension and post-retirement benefit obligations	597,183	463,119
Income taxes payable — non-current	91,791	85,717
Other non-current liabilities	23,263	73,946
Total liabilities	1,173,108	1,107,410
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred shares; $.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock; $.01 par value; 1,300,000 shares authorized; 561,767 and 615,191 shares outstanding, respectively	5,618	6,152
Additional paid-in capital	5,623,581	5,998,137
Accumulated deficit	(4,037,031)	(4,368,522)
Accumulated other comprehensive loss	(533,228)	(318,265)
Total stockholders' equity	1,058,940	1,317,502
Total liabilities and stockholders' equity	$ 2,232,048	$ 2,424,912

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2011	2010	2009
Revenues	$2,043,958	$1,869,654	$1,576,381
Cost of revenues	1,081,494	989,009	942,323
Gross profit	962,464	880,645	634,058
Research and development	575,988	562,991	508,657
Selling, general and administrative	295,439	279,126	256,908
Restructuring of operations and other items, net	23,719	9,201	36,458
Income/(loss) from operations	67,318	29,327	(167,965)
Interest expense	—	(5,601)	(21,931)
Interest income and other, net	26,472	13,848	20,272
Income/(loss) from continuing operations before income taxes	93,790	37,574	(169,624)
Provision for/(benefit from) income taxes	3,778	3,170	(109,321)
Income/(loss) from continuing operations	90,012	34,404	(60,303)
Income from discontinued operations (including a gain on disposal of $260,066 in 2011), net of tax	241,479	5,568	12,584
Net income/(loss)	$ 331,491	$ 39,972	$ (47,719)
Basic income/(loss) per share:			
Income/(loss) from continuing operations	$ 0.15	$ 0.05	$ (0.09)
Income from discontinued operations	$ 0.42	$ 0.01	$ 0.02
Net income/(loss)	$ 0.57	$ 0.06	$ (0.07)
Diluted income/(loss) per share:			
Income/(loss) from continuing operations	$ 0.15	$ 0.05	$ (0.09)
Income from discontinued operations	$ 0.40	$ 0.01	$ 0.02
Net income/(loss)	$ 0.55	$ 0.06	$ (0.07)
Shares used in computing per share amounts:			
Basic	585,704	638,998	651,238
Diluted	600,893	646,324	651,238

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total
	Shares	Amount				
Balances at December 31, 2008	648,132	$6,481	$6,058,786	$(4,360,775)	$(263,570)	$1,440,922
Net loss				(47,719)		
Foreign currency translation adjustments	—	—	—	—	5,273	—
Net unrealized gain on investments, net of tax of $1,957	—	—	—	—	3,248	—
Net unrealized gain on derivatives, net of tax of $467	—	—	—	—	775	—
Actuarial loss on pension and post-retirement plans, net of tax of $717	—	—	—	—	(23,828)	—
Amortization of prior service cost and net actuarial gain	—	—	—	—	(1,539)	—
Total comprehensive loss	—	—	—	—	—	(63,790)
Issuance under employee equity incentive plans, net	8,352	84	13,828	—	—	13,912
Stock-based compensation	—	—	70,060	—	—	70,060
Balances at December 31, 2009	656,484	6,565	6,142,674	(4,408,494)	(279,641)	1,461,104
Net income				39,972		
Foreign currency translation adjustments	—	—	—	—	162	—
Net unrealized gain on investments, net of tax of $644	—	—	—	—	1,032	—
Net unrealized gain on derivatives, net of tax of $0	—	—	—	—	357	—
Actuarial loss on pension and post-retirement plans, net of tax of $0	—	—	—	—	(43,008)	—
Amortization of prior service cost and net actuarial loss	—	—	—	—	2,833	—
Total comprehensive income	—	—	—	—	—	1,348
Issuance under employee equity incentive plans, net	10,084	101	37,736	—	—	37,837
Repurchase of shares	(51,377)	(514)	(249,428)	—	—	(249,942)
Stock-based compensation	—	—	67,155	—	—	67,155
Balances at December 31, 2010	615,191	6,152	5,998,137	(4,368,522)	(318,265)	1,317,502
Net income				331,491		
Foreign currency translation adjustments	—	—	—	—	(4,786)	—
Net unrealized loss on investments, net of tax of $0	—	—	—	—	(1,018)	—
Net unrealized loss on derivatives, net of tax of $0	—	—	—	—	(2,778)	—
Actuarial loss on pension and post-retirement plans, net of tax of $0	—	—	—	—	(213,701)	—
Amortization of transition asset, prior service cost and net actuarial loss	—	—	—	—	7,320	—
Total comprehensive income	—	—	—	—	—	116,528
Issuance under employee equity incentive plans, net	18,971	190	73,702	—	—	73,892
Repurchase of shares	(72,395)	(724)	(498,062)	—	—	(498,786)
Stock-based compensation	—	—	49,804	—	—	49,804
Balances at December 31, 2011	561,767	$5,618	$5,623,581	$(4,037,031)	$(533,228)	$1,058,940

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2011	2010	2009
Operating activities:			
Net income/(loss)	$ 331,491	$ 39,972	$ (47,719)
Adjustments:			
Depreciation and amortization	189,200	266,672	268,162
Stock-based compensation expense	50,318	66,441	63,983
Non-cash restructuring of operations and other items, net	35,282	45,681	690
Write-down of investments, net of gain on sale	183	6,779	1,529
Gain on sale of business	(260,066)	—	—
(Gain)/loss on sale of property and equipment	(465)	11	(145)
Gain on redemption of convertible subordinated notes	—	—	(149)
Unrealized foreign exchange (gain)/loss	(2,015)	4,311	1,301
Deferred taxes	(28,838)	3,512	3,063
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:			
Accounts receivable, net	80,065	12,357	(34,986)
Inventories	(29,804)	(17,437)	64,592
Prepaid expenses and other assets	(10,782)	14,404	68,469
Accounts payable	(3,879)	(35,213)	8,420
Accrued and other liabilities	(103,915)	(40,315)	(192,736)
Net cash provided by operating activities	246,775	367,175	204,474
Investing activities:			
Purchases of debt securities available-for-sale	(50,967)	(44,643)	(10)
Proceeds from maturities and sales of debt securities available-for-sale	37,460	56,529	90,572
Purchases of other investments	(4,000)	(316)	(14,159)
Proceeds from sale of other investments	—	9,795	165
Purchases of property and equipment	(60,920)	(92,342)	(90,004)
Proceeds from sale of property and equipment	23,622	840	2,773
Acquisitions of businesses and companies, net of cash acquired	—	—	(46,981)
Proceeds from sale of business, net of transaction costs	475,150	—	—
Proceeds from repayments on a note receivable	10,000	10,000	10,000
Decrease in non-current assets and deposits	—	—	13,501
Net cash provided by/(used in) investing activities	430,345	(60,137)	(34,143)
Financing activities:			
Redemption of convertible subordinated notes	—	(349,999)	(244,047)
Issuances of common stock	81,040	40,883	18,747
Purchase of common stock under repurchase programs	(498,786)	(249,942)	—
Net cash used in financing activities	(417,746)	(559,058)	(225,300)
Effect of exchange rate changes on cash and cash equivalents	(1,349)	(4,485)	3,959
Net change in cash and cash equivalents	258,025	(256,505)	(51,010)
Cash and cash equivalents at beginning of year	521,786	778,291	829,301
Cash and cash equivalents at end of year	$ 779,811	$ 521,786	$ 778,291

The accompanying notes are an integral part of these Consolidated Financial Statements.

LSI Corporation

Notes to Consolidated Financial Statements

Note 1 — The Company

LSI Corporation ("LSI" or the "Company") designs, develops and markets complex, high-performance storage and networking semiconductors. The Company offers a broad portfolio of capabilities including custom and standard product integrated circuits that are used in hard disk drives, solid state drives, high-speed communications systems, computer servers, storage systems and personal computers. The Company delivers products to its customers as stand-alone integrated circuits as well as incorporated onto circuit boards that offer additional functionality. The Company also licenses other entities to use its intellectual property.

On May 6, 2011, the Company completed the sale of substantially all of its external storage systems ("ESG") business to NetApp, Inc. ("NetApp"). The results of the ESG business are presented as discontinued operations in the Company's consolidated statements of operations and, as such, have been excluded from all line items other than "income from discontinued operations" for all periods presented. Since the first quarter of 2011, in connection with the March 9, 2011 agreement to sell the ESG business to Net App, the Company operates in one reportable segment. Before it was sold, the ESG business was part of the Storage Systems segment. The results of the RAID adapter business, which were formerly included in the Storage Systems segment, are now included in the Company's remaining reportable segment.

Note 2 — Significant Accounting Policies

Basis of Presentation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Where the functional currency of the Company's foreign subsidiaries is the local currency, assets and liabilities are translated into U.S. dollars using the exchange rates on the balance sheet dates, and revenues and expenses are translated using average rates prevailing during the period. Accounts and transactions denominated in foreign currencies have been re-measured into functional currencies before translation into U.S. dollars. Foreign currency transaction gains and losses are included as a component of interest income and other, net. Gains and losses from foreign currency translation are included as a separate component of comprehensive income.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ significantly from these estimates.

Revenue Recognition: The Company recognizes revenue when the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and the title and risk of loss have been transferred, (iii) the sales price is fixed or determinable, and (iv) collection of resulting receivables is reasonably assured (or probable in the case of software). Standard products sold to distributors are subject to specific rights of return, and revenue recognition is deferred until the distributor sells the product to a third-party because the selling price is not fixed or determinable. Consideration given to customers, when offered, is primarily in the form of discounts and rebates and is accounted for as reductions to revenues in the same period the related sale is made. The amount of these reductions is based on historical rebate claims, specific criteria included in rebate agreements, and other factors known at the time.

Revenues from the licensing of the Company's intellectual property are recognized when the significant contractual obligations have been fulfilled and the fundamental revenue recognition criteria discussed above are met. The contractual terms of such licensing arrangements generally provide for payments over an extended period of time. The Company recognizes revenue from such arrangements when payments become due. Royalty revenues are recognized upon the sale of products subject to royalties and are recognized based upon reports received from licensees during the period, unless collectibility is not reasonably assured, in which case revenue is recognized when payment is received from the licensee.

Income/(Loss) per Share: Basic income/(loss) per share is computed by dividing net income/(loss) available to common stockholders (numerator) by the weighted-average number of common shares outstanding (denominator) during the period. Diluted income/(loss) per share is computed using the weighted-average number of common and potentially dilutive common shares outstanding during the period using the treasury stock method for outstanding stock options and restricted stock unit awards and the if-converted method for convertible notes. Under the treasury stock method, the amount the employee must pay for exercising stock options and employee stock purchase rights, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Stock-Based Compensation Expense: The estimated fair value of equity-based awards, including employee stock options, service-based restricted stock units and rights to purchase shares under the employee stock purchase plan, net of estimated forfeitures, is amortized over the award vesting periods on a straight-line basis. The estimated fair value of performance-based restricted stock units is amortized over the award vesting periods using a graded vesting schedule.

Cash Equivalents: All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents. Cash and cash equivalents consist primarily of highly liquid investments in overnight deposits and money-market funds.

Accounts Receivable and Allowance for Doubtful Accounts: Trade receivables are reported in the consolidated balance sheets reduced by an allowance for doubtful accounts reflecting estimated losses resulting from receivables not considered to be collectible. The allowance for doubtful accounts is estimated by evaluating customers' payment history and credit-worthiness as well as current economic and market trends.

Investments: Available-for-sale investments include short-term marketable debt securities and long-term marketable equity securities of technology companies. Short-term marketable debt securities are reported at fair value and include all debt securities regardless of their maturity dates because of their highly liquid nature. Long-term marketable equity securities are reported at fair value. Unrealized gains and losses on marketable debt and equity securities, net of related tax, are recorded as a separate component of comprehensive income in stockholders' equity until realized. Long-term non-marketable equity securities consist primarily of non-marketable common and preferred stock of technology companies and are recorded at cost. Pre-tax gains and losses on securities sold are determined based on the specific identification method and are included in interest income and other, net, in the consolidated statements of operations. The Company does not hold any of these securities for speculative or trading purposes.

Unrealized losses for all investments are evaluated to determine if they are other than temporary as follows:

- For marketable debt securities, if the fair value of a debt security is less than its amortized cost basis, the Company assesses whether impairment is other than temporary. Impairment is considered other than temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of its entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost of the security. If impairment is considered other than temporary based on conditions (i) or (ii), the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If impairment is considered other than temporary based on condition (iii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income. The Company evaluates both qualitative and quantitative factors, such as duration and severity of the unrealized loss, credit ratings, prepayment speeds, default and loss rates of the underlying collateral, structure and credit enhancements, to determine if a credit loss may exist.

- For marketable equity securities, the Company reviews the financial performance of each investee, industry performance, the outlook of each investee and the trading price of each security. An impairment loss is measured using the closing trading price of the marketable security on the date management determines that the investment is impaired and is recorded in interest income and other, net in the consolidated statements of operations.
- For non-marketable equity securities, the Company reviews recent financing activities of each investee, movements in equity value, venture capital markets, the investee's capital structure, liquidation preferences of the investee's capital and other economic variables. If an unrealized loss is determined to be other than temporary, a loss is generally measured by using pricing reflected in current rounds of financing and is recognized as a component of interest income and other, net, in the consolidated statements of operations. The Company does not estimate the fair values of non-marketable equity securities unless there are identified events or changes in circumstances that may have a significantly adverse effect on the investment.

Inventories: Inventories are stated at the lower of cost or market, which approximate actual cost computed on a first-in, first-out basis. Inventory is written down when conditions indicate that the selling price could be less than the cost due to physical deterioration, obsolescence, changes in price levels or other causes. Inventory is also written down when inventory levels are in excess of the forecasted demand for the next 12 months, as judged by management, for each specific product. When inventory is written down, a new cost basis is established.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as presented below:

Buildings and improvements	20-40 years
Equipment	3-5 years
Furniture and fixtures	5 years

Amortization of leasehold improvements is computed using the shorter of the remaining term of the related leases or the estimated useful lives of the improvements.

Business combinations: Acquisitions made by the Company are accounted for under the purchase method of accounting. Under this method, the estimated fair value of assets acquired and liabilities assumed and the results of operations of the acquired business are included in the Company's financial statements from the effective date of the acquisition.

Goodwill: The Company evaluates the recoverability of goodwill annually in the fourth quarter or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. When the Company determines that there is an indicator that the carrying value of goodwill may not be recoverable, the Company measures impairment based on estimates of future cash flows. Impairment, if any, is measured based on an implied fair value model that determines the carrying value of goodwill.

To evaluate the recoverability of goodwill, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of any of its reporting units is less than its carrying amount. The Company's qualitative assessment of the recoverability of goodwill, whether performed annually or based on specific events or circumstances, considers various macroeconomic, industry-specific and company-specific factors. Those factors include: (i) severe adverse industry or economic trends; (ii) significant company-specific actions, including exiting an activity in conjunction with restructuring of operations; (iii) current, historical or projected deterioration of the Company's financial performance; or (iv) a sustained decrease in the Company's market capitalization below its net book value. After assessing the totality of events and circumstances, if the Company determines that it is not more likely than not that the fair value of any of its reporting units is less than its carrying amount, no further assessment is performed. If the Company determines that it is more likely than not that the fair value of any of its reporting units is less than its carrying amount, the Company calculates the fair value of that reporting unit and compares the fair value to the reporting unit's net book value. If the fair value of the reporting unit is greater than its net book value, there is no impairment. Otherwise, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit. The implied fair value of goodwill is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference.

In determining the fair values of its reporting units, the Company relies solely on a discounted cash-flow analysis. The Company does research and analyzes peer multiples for comparison purposes, but does not rely directly upon such data due to the lack of specific comparability between the peer companies and its reporting units. Instead the Company employs the peer multiple data as a general check on the results of its discounted cash-flow analysis. The material assumptions used in performing the discounted cash-flow analysis include forecasts of expected future cash flows, including elements such as revenues, cost of sales, operating expenses, tax expenses, working capital, investment and capital expenditures. Key assumptions also include expected near- and long-term growth rates, as well as expected profitability levels and capital investment. Since the forecasted cash flows of the business, as well as those allocated to individual assets, need to be discounted to present value in order to arrive at estimates of fair value, discount rates must also be estimated and applied in the valuation models. These discount rates are based on estimates of a market weighted-average cost-of-capital for the reporting unit, with adjustments made to account for the relative risk of individual assets valued.

Identified Intangible Assets: Identified intangible assets subject to amortization are amortized over the periods during which they are expected to contribute to the Company's future cash flows. The Company assesses the recoverability of its identified intangible assets based on management's estimates of undiscounted projected future operating cash flows compared to the net book value of the identified intangible assets. In cases where the net book value exceeds undiscounted projected future operating cash flows, impairment exists. The impairment charge is measured as the difference between the net book value of the identified intangible assets and the fair value of such assets. The fair value is determined using a discounted cash-flow approach for each asset grouping.

Long-Lived Assets: The Company evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use and eventual disposition of the asset. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. When assets are removed from operations and held for sale, the impairment loss is estimated as the excess of the carrying value of the assets over their fair value.

Retirement Benefits: Post-retirement assets and liabilities are estimates of benefits that the Company expects to pay to eligible retirees. The Company considers various factors in determining the value of its post-retirement net assets, including the number of employees that the Company expects to receive benefits and other actuarial assumptions.

For defined benefit pension plans, the Company considers various factors in determining its pension liability and net period benefit cost, including the number of employees that the Company expects to receive benefits, their salary levels and years of service, the expected return on plan assets, the discount rate, the timing of the payment of benefits, and other actuarial assumptions. If the actual results and events of the pension plan differ from the Company's current assumptions, the benefit obligations may be over- or under-valued.

The key benefit plan assumptions are the discount rate and the expected rate of return on plan assets. The assumptions discussed below are for the U.S. retirement benefit plans. For the international plans, the Company chose assumptions specific to each country.

The discount rate the Company uses is based on a cash-flow analysis using the Citigroup Pension Discount Curve and the Citigroup Above Median Pension Discount Curve as of the measurement date. The Company bases the salary increase assumptions on historical experience and future expectations. In developing the expected rate of return, the Company considers long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocation among debt, equity securities and other investments.

Fair Value Disclosures of Financial Instruments: GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company's financial assets and financial liabilities recorded at fair value have been categorized based upon the following three levels of inputs:

Level 1 — Unadjusted, quoted prices in active, accessible markets for identical assets or liabilities. The Company's investments in marketable equity securities, money-market funds and mutual funds that are traded in active exchange markets, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets, are classified under Level 1.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's investments in U.S. government and agency securities, commercial paper, corporate debt securities, U.S. Treasury Inflation-Protected Securities and asset-backed and mortgage-backed securities are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates, yield curves, prepayment speeds, collateral performance, broker/dealer quotes and indices that are observable at commonly quoted intervals. Foreign exchange forward contracts traded in the over-the-counter markets are valued using market transactions or broker quotations. As such, these derivative instruments are classified within Level 2. The Company's investments in commingled funds are valued based on the net asset value per share of each investment at the measurement date. Commingled funds are classified as Level 2 as the Company could redeem these investments with the sponsoring investment management organizations at least monthly.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company determines the estimated fair value of financial instruments using the market approach and the income approach as considered to be appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses discounted cash flow models by considering market expectations about future cash flows and other inputs that are observable or can be corroborated by observable market data. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The fair values of investments and derivative instruments are based on market data. Carrying amounts of accounts receivable and accounts payable approximate fair value due to the short maturity of these financial instruments.

Derivative Instruments: All of the Company's derivative instruments are recognized as assets or liabilities and measured at fair value. Derivative instruments that hedge the exposure to variability in expected future cash flows of forecasted transactions qualify as cash flow hedges. Changes in the fair value of these cash flow hedges that are highly effective are recorded in accumulated other comprehensive income and reclassified into earnings during the period in which the hedged transaction affects earnings. The changes in fair value of derivative instruments that are not designated as hedges and the ineffective portion of cash flow hedges are recognized immediately in earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash-flow hedges to specific forecasted transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

The Company would discontinue hedge accounting prospectively when it is determined that the cash flow hedge is not highly effective, the derivative expires or is sold, terminated or exercised, or it is unlikely that the forecasted transaction will occur in the initial identified time period or within a subsequent two-month time period. Gains and losses that were accumulated in other comprehensive income for such derivatives would be reclassified immediately into earnings unless it is probable that the forecasted transaction will occur within the subsequent two-month period. Any subsequent changes in fair value of such derivative instruments are reflected immediately in earnings.

Concentration of Credit Risk of Financial Instruments: Financial instruments that potentially subject the Company to credit risk include cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained with high quality institutions, and their composition and maturities are regularly monitored by management. The Company diversifies its investments to reduce the exposure to loss from any single issuer, sector, bank or mutual fund. A majority of the Company's trade receivables are derived from sales to large, multinational computer, communication, networking and storage manufacturers, with the remainder distributed across other industries. As of December 31, 2011, one customer accounted for 36.6% of trade receivables, and as of December 31, 2010, three customers accounted for 21.2%, 16.8% and 12.2% of trade receivables. Concentrations of credit risk with respect to all other trade receivables are considered to be limited due to the quantity of customers comprising the Company's customer base and their dispersion across industries and geographies. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral as considered necessary. Write-offs of uncollectible amounts have not been significant.

Product Warranties: The Company warrants finished goods against defects in material and workmanship under normal use and service generally for periods of one to three years. A liability for estimated future costs under product warranties is recorded when products are shipped.

Litigation and Settlement Costs: The Company is involved in legal actions arising in the ordinary course of business. The Company records an estimated loss for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the amount of loss can be reasonably estimated.

Income Taxes: The calculation of the Company's tax provision involves the application of complex tax rules and regulations in multiple jurisdictions throughout the world. The Company makes estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments are made in the calculation of tax credits, benefits and deductions, and in the calculation of certain tax assets and liabilities arising from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as tax liabilities associated with uncertain tax positions. Significant changes to these estimates may result in an increase or a decrease to the Company's tax provision in a subsequent period.

The Company recognizes the effect of income tax positions only when it is more likely than not that these positions will be sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. The Company uses the flow-through method to account for investment tax credits. Under this method, a credit is recognized as a reduction of income tax expense in the year the credit is utilized.

Recent Accounting Pronouncements

Pronouncements not yet effective:

In May 2011, the Financial Accounting Standards Board ("FASB") issued additional guidance on fair value measurements and related disclosures. The new guidance clarifies the application of existing guidance on fair value measurement for non-financial assets and requires the disclosure of quantitative information about the unobservable inputs used in a fair value measurement. This guidance is effective on a prospective basis for interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have any impact on the Company's results of operations or financial position.

In June 2011, the FASB issued amended guidance regarding the presentation of comprehensive income. The amended guidance gives an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amended guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective on a retrospective basis for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The adoption of this guidance is not expected to have any impact on the Company's results of operations or financial position.

Pronouncements adopted during 2011:

In October 2009, the FASB amended revenue recognition guidance on multiple-deliverable arrangements to address how to separate deliverables and how to measure and allocate arrangement consideration. The new guidance requires the use of management's best estimate of selling price for the deliverables in an arrangement when a vendor does not have specific objective evidence of selling price or third party evidence of selling price. In addition, excluding specific software revenue guidance, the residual method of allocating arrangement consideration is no longer permitted, and an entity is required to allocate arrangement consideration using the relative selling price method. This guidance also expands the disclosure requirements to include both quantitative and qualitative information. The Company adopted this guidance in the first quarter of 2011. The adoption did not impact the Company's results of operations or financial position.

In October 2009, the FASB issued guidance to clarify that tangible products containing software components and non-software components that function together to deliver a product's essential functionality will be considered non-software deliverables and will be scoped out of the software revenue recognition guidance. The Company adopted this guidance in the first quarter of 2011. The adoption did not impact the Company's results of operations or financial position.

In December 2010, the FASB issued guidance to clarify that, when presenting comparative financial statements for business combinations that occurred during the current year, a public entity should disclose revenue and earnings of the combined entity as though the business combinations had occurred as of the beginning of the comparable prior annual reporting period. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The Company adopted this guidance in the first quarter of 2011. The adoption did not impact the Company's results of operations or financial position.

In September 2011, the FASB amended the goodwill impairment guidance to provide an option for entities to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the totality of events and circumstances, if an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, performance of the two-step impairment test is no longer required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected to adopt this guidance for its annual goodwill impairment test in the fourth quarter of 2011. The adoption did not impact the Company's results of operations or financial position.

Note 3 — Restructuring, Asset Impairment Charges and Other Items

In 2011, 2010 and 2009, management initiated restructuring plans designed to focus on targeted end markets and to improve operational efficiency and financial results. These plans primarily involved the termination of employees and consolidation of facilities. The restructuring charges recorded in conjunction with these plans primarily represented severance and costs related to the continuation of certain employee benefits, exit costs for facility consolidations and closures, contract termination costs, research and development program cancellations and asset impairment charges.

The following table summarizes items included in restructuring of operations and other items, net from continuing operations:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Lease and contract terminations	$ 6,162(a)	$ 3,678(a)	$19,466(a)
Employee severance and benefits	11,326	8,264	10,094
Other exit costs, net	(1,033)(b)	—	608
Total restructuring expenses	16,455	11,942	30,168
Asset impairment	4,931(c)	—	—
Other items, net	2,333(d)	(2,741)(e)	6,290(f)
Total restructuring of operations and other items, net	$23,719	$ 9,201	$36,458

(a) Includes changes in estimates and changes in time value associated with facility lease exit costs accrued in previous years.

(b) Includes a $6.4 million gain on the sale of land in Gresham, Oregon, substantially offset by a $5.5 million write-off of intellectual property in connection with the restructuring actions.

(c) Includes a $4.5 million intellectual property write-off due to a customer program cancellation.

(d) Primarily consists of $12.2 million of costs associated with the transition service agreements entered into in connection with the sale of the ESG business, $3.4 million of litigation costs and a $2.2 million loss on the disposition of fixed assets, substantially offset by a $15.5 million sales and use tax related liability reversal as a result of concluding various audits.

(e) Primarily consists of a $4.4 million reversal of previously accrued litigation costs as a result of a court ruling in favor of the Company, offset in part by $1.6 million of catch-up depreciation for land improvements resulting from the classification of land in Gresham, Oregon from held for sale to held and used in the fourth quarter of 2010.

(f) Primarily relates to litigation.

Late in 2010, in response to the changing external storage systems market, the Company changed some of its business strategies for its ESG business. In 2011, the Company decided to exit the ESG business. In connection with each of these actions, the Company terminated employees, closed several office locations, terminated certain contracts, discontinued various development projects and wrote off intangible assets and software due to the cancellation of the development programs.

The results of those actions are included in discontinued operations and are summarized below:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Lease and contract terminations	$ 2,141	$ 1,951	$ 59
Employee severance and benefits	15,428	3,626	—
Other exit costs	23,294	44,107	—
Total restructuring expenses	40,863	49,684	59
Other items	—	—	1,729(a)
Total restructuring of operations and other items, net	$40,863	$49,684	$1,788

(a) Represents the repayment to the Israeli government of a grant due to the transfer of certain intellectual property out of Israel that was restricted by the terms of the grant.

The following table summarizes the significant activity within, and components of, the Company's restructuring obligations:

	Lease and Contract Terminations	Employee Severance and Benefits	Other Exit Costs	Total
		(In thousands)		
Balance at December 31, 2009	$ 40,397	$ 4,905	$ —	$ 45,302
Expense	5,629	11,890	44,107	61,626
Utilized	(25,121)(a)	(11,844)(a)	(44,107)	(81,072)
Balance at December 31, 2010	$ 20,905	$ 4,951	$ —	$ 25,856
Expense	8,303	26,754	22,261	57,318
Utilized	(17,456)(a)	(21,261)(a)	(22,261)	(60,978)
Balance at December 31, 2011	$ 11,752(b)	$ 10,444(b)	$ —	$ 22,196

(a) Represent cash payments.

(b) The balance remaining for the lease and contract terminations is expected to be paid during the remaining terms of the leases, which extend through 2013. The balance remaining for employee severance and benefits is expected to be paid by the first quarter of 2012.

Note 4 — Stock-Based Compensation

Equity Incentive Plans

2003 Equity Incentive Plan ("2003 Plan"):

Under the 2003 Plan, the Company may grant stock options and stock appreciation rights with an exercise price that is no less than the fair market value of the stock on the date of grant. Under the 2003 Plan, the Company may also grant restricted stock and restricted stock unit awards to employees and non-employee directors. The Company typically grants restricted stock units. No participant may be granted stock options covering more than four million shares of stock or more than an aggregate of one million shares of restricted stock and restricted stock units in any fiscal year. The term of each option or restricted stock unit is determined by the Board of Directors or its delegate and, for option grants on or after February 12, 2004, is generally seven years. Options generally vest in annual increments of 25% per year commencing one year from the date of grant.

In May 2010, the 2003 plan was amended to increase the shares available for issuance under the plan to a total of 45 million shares, with 30 million shares for restricted stock and restricted stock units, and to update the performance measures that can be used to determine the vesting of awards intended to qualify for deductibility under Section 162(m) of the Internal Revenue Code to better match the metrics the Company uses to manage its business.

As of December 31, 2011, the 2003 Plan had approximately 31.0 million common shares available for future grants. A total of approximately 81.1 million shares of common stock were reserved for issuance upon exercise of outstanding options and upon vesting of outstanding restricted stock units as of December 31, 2011.

Employee Stock Purchase Plan ("ESPP"):

Under the ESPP, rights are granted to LSI employees to purchase shares of common stock at 85% of the lesser of the fair market value of such shares at the beginning of a 12-month offering period or the end of each six-month purchase period within such an offering period.

In May 2010, the ESPP was amended to increase the shares available for issuance under the plan to a total of 30 million shares and to extend the term of the ESPP through May 12, 2020. In March 2009, the ESPP was amended to increase the maximum number of shares that a participant can purchase in a single purchase period from 1,000 shares to 2,000 shares, effective November 15, 2009.

As of December 31, 2011, the ESPP had approximately 20.8 million shares available for future purchase.

Stock-Based Compensation Expense

Stock-based compensation expense included in continuing operations, net of estimated forfeitures, related to the Company's stock options, ESPP and restricted stock unit awards by expense category was as follows:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Cost of revenues	$ 6,921	$ 7,044	$ 6,600
Research and development	23,646	23,471	22,180
Selling, general and administrative	20,343	23,487	24,432
Total stock-based compensation expense	$50,910	$54,002	$53,212

Stock-based compensation costs capitalized to inventory in 2011, 2010 and 2009 were not significant. The income tax benefits that the Company realized for the tax deduction from option exercises and other awards were not significant.

Stock Options:

The fair value of each option grant is estimated as of the date of grant using a reduced-form calibrated binomial lattice model ("lattice model"). The following table summarizes the weighted-average assumptions that the Company applied in the lattice model:

	Year Ended December 31,		
	2011	2010	2009
Estimated grant date fair value per share	$2.14	$1.95	$1.42
Expected life (years)	4.51	4.30	4.26
Risk-free interest rate	1.83%	1.91%	1.80%
Volatility	47%	51%	67%

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice model. The expected life of employee stock options is affected by all of the underlying assumptions and calibration of the Company's model.

The risk-free interest rate assumption is based upon observed interest rates of constant maturity U.S. Treasury securities appropriate for the term of the Company's employee stock options.

The Company uses an equally weighted combination of historical and implied volatilities as of the grant date. The historical volatility is the standard deviation of the daily stock returns for LSI from the date of the initial public offering of its common stock in 1983. For the implied volatilities, the Company uses near-the-money exchange-traded call options, as stock options are call options that are granted at-the-money. The historical and implied volatilities are annualized and equally weighted to determine the volatilities as of the grant date. Management believes that the equally weighted combination of historical and implied volatilities is more representative of future stock price trends than sole use of historical or implied volatilities. The lattice model assumes that employees' exercise behavior is a function of the option's remaining vested life and the extent to which the option is in-the-money. The lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations for all past option grants made by the Company since its initial public offering.

Because stock-based compensation expense recognized is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures are estimated based on historical experience.

The Company's determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well a number of highly complex and subjective assumptions. The Company uses third-party consultants to assist in developing the assumptions used in, as well as calibrating, the lattice model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

The following table summarizes changes in stock options outstanding:

	Number of Shares	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands)		(In years)	(In thousands)
Options outstanding at January 1, 2011	84,044	$ 6.97		
Options granted	10,033	$ 6.34		
Options exercised	(10,927)	$ 4.94		
Options canceled	(18,905)	$10.46		
Options outstanding at December 31, 2011	64,245	$ 6.19	3.34	$49,676
Options exercisable at December 31, 2011	41,008	$ 6.83	2.40	$23,904

As of December 31, 2011, the total unrecognized compensation expense related to unvested stock options, net of estimated forfeitures, was $28.2 million and is expected to be recognized over the next 2.0 years on a weighted-average basis. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $22.9 million, $4.2 million and $0.6 million, respectively. Cash received from stock option exercises was $53.9 million in 2011.

Employee Stock Purchase Plan:

Compensation expense for the Company's ESPP is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. The following table summarizes the weighted-average assumptions that went into the calculation of the fair value of ESPP grants:

	Year Ended December 31,		
	2011	2010	2009
Estimated grant date fair value per share	$1.81	$1.49	$1.79
Expected life (years)	0.8	0.8	0.7
Risk-free interest rate	0.1%	0.2%	0.3%
Volatility	45%	36%	52%

In 2011, 2010 and 2009, 5.8 million, 6.7 million and 5.1 million shares of common stock were issued under ESPP at a weighted-average price of $4.64, $4.72 and $2.67 per share, respectively. Cash received from ESPP issuances was $27.1 million in 2011.

Restricted Stock Units:

The cost of service-based and performance-based restricted stock units ("RSUs") is determined using the fair value of the Company's common stock on the date of grant. For performance-based restricted stock unit awards, the Company also considers the probability that those RSUs will vest.

Service-based:

The vesting requirements for service-based RSUs are determined at the time of grant and require that the employee remain employed by the Company for a specified period of time.

The following table summarizes changes in service-based RSUs outstanding:

	Number of Units	Weighted-Average Grant Date Fair Value per Share
	(In thousands)	
Unvested service-based RSUs at January 1, 2011	8,415	$5.56
Granted	8,953	$6.23
Vested	(2,333)	$5.93
Forfeited	(2,950)	$5.73
Unvested service-based RSUs at December 31, 2011	12,085	$5.94

As of December 31, 2011, the total unrecognized compensation expense related to the service-based RSUs, net of estimated forfeitures, was $52.7 million and will be recognized over the next 2.9 years on a weighted-average basis. The total weighted-average grant date fair value of service-based RSUs granted was $55.7 million, $40.8 million and $1.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. The total fair value of the shares vested was $14.6 million, $8.9 million and $15.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Performance-based:

Since 2010, the Company has also granted performance-based RSUs. The vesting of these RSUs is contingent upon the Company meeting specified performance criteria and requires that the employee remain employed by the Company for a specified period of time.

The following table summarizes changes in performance-based RSUs outstanding:

	Number of Units	Weighted-Average Grant Date Fair Value per Share
	(In thousands)	
Unvested performance-based RSUs at January 1, 2011	2,894	$5.51
Granted	4,224	$6.18
Vested	(1,022)	$5.51
Forfeited	(1,367)	$5.95
Unvested performance-based RSUs at December 31, 2011	4,729	$5.98

As of December 31, 2011, the total unrecognized compensation expense related to the performance-based RSUs, net of estimated forfeitures, was $22.2 million and, if the performance conditions are fully met, will be recognized over the next 3 years. The total weighted-average grant date fair value of performance-based RSUs granted was $26.1 million and $16.8 million for the years ended December 31, 2011 and 2010, respectively. The total fair value of the shares issued upon the vesting of performance-based RSUs was $6.3 million for the year ended December 31, 2011.

Note 5 — Business Combinations

There were no business acquisitions during 2011 or 2010. Acquisitions made during 2009 are presented below.

Acquisition of 3ware RAID Storage Adapter Business

On April 21, 2009, the Company completed the acquisition of the assets and certain associated intellectual property of the 3ware RAID storage adapter business of Applied Micro Circuits Corporation. 3ware products include SAS and SATA RAID adapters and high-capacity storage solutions for a broad range of applications. The acquisition was intended to enhance the Company's competitive position in server RAID adapter solutions for distributors and system builders.

The total cash consideration was allocated based on the estimated fair values as follows (in thousands):

Net tangible assets	$ 12,272
Identified intangible assets	5,020
Goodwill	4,250
Total	$ 21,542

The goodwill represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired.

The following table summarizes the components of the acquired identified intangible assets. These assets are amortized over the periods during which they are expected to contribute to the Company's future cash flows.

	Fair Value	Weighted-Average Life
	(In thousands)	(In years)
Current technology	$1,490	2
Customer base	3,230	5
Trade names	300	2
Total acquired identified intangible assets	$5,020	

Acquisition of ONStor, Inc.

On July 27, 2009, the Company acquired privately-held ONStor, Inc. ("ONStor"), which provided clustered network-attached storage solutions designed to help enterprises consolidate, protect and manage unstructured data. The acquisition was intended to further advance the Company's storage systems business.

The total cash consideration was allocated based on the estimated fair values as follows (in thousands):

Net tangible assets	$ 847
Identified intangible assets	15,060
Goodwill	8,812
In-process research and development	760
Total	$25,479

The goodwill represents the excess of the purchase price over the fair value of the net tangible and identified intangible assets acquired. In 2011, the Company determined that the goodwill and intangible assets related to the ONStor acquisition were no longer recoverable and wrote off the net carrying amounts.

Note 6 — Common Stock Repurchases

On March 9, 2011, the Company's Board of Directors authorized a new stock repurchase program of up to $750.0 million of its common stock. Repurchases under this program have been funded from the proceeds of the sale of the ESG business, available cash and short-term investments. Through December 31, 2011, the Company had repurchased 72.4 million shares for $498.8 million and $251.2 million remained available under this stock repurchase program. On March 17, 2010, the Company announced that its Board of Directors had authorized a stock repurchase program of up to $250.0 million of the Company's common stock in open market or privately negotiated transactions. The Company repurchased 51.4 million shares for $249.9 million in cash during the year ended December 31, 2010, effectively completing the program. Repurchased shares are retired immediately after the repurchases are completed. Retirement of repurchased shares is recorded as a reduction of common stock and additional paid-in capital.

Note 7 — Benefit Obligations

Pension and Post-retirement Benefit Plans

The Company has pension plans covering substantially all former Agere Systems Inc. ("Agere") U.S. employees, excluding management employees hired after June 30, 2003. Retirement benefits are offered under defined benefit pension plans, which include a management plan and a represented plan. The payments under the management plan are based on an adjusted career-average-pay formula or a cash-balance program. The cash-balance program provides for annual company contributions based on a participant's age, compensation and interest on existing balances. It covers employees of certain companies acquired by Agere since 1996 and management employees hired after January 1, 1999 and before July 1, 2003. The payments under the represented plan are based on a dollar-per-month formula. Since February 2009, there have been no active participants under the represented plan. The Company also has a non-qualified supplemental pension plan in the U.S. that principally provides benefits based on compensation in excess of amounts that can be considered under a tax qualified plan. The Company also provides post-retirement life insurance coverage under a group life insurance plan for former Agere employees excluding participants in the cash-balance program and management employees hired after June 30, 2003. The Company also has pension plans covering certain international employees.

Effective April 6, 2009, the Company froze the U.S. management defined benefit pension plans. Participants in the adjusted career-average-pay program will not earn any future service accruals after that date. Participants in the cash-balance program will not earn any future service accruals, but will continue to earn 4% interest per year on their cash-balance accounts.

Net Periodic Benefit Cost/(Credit):

The following table summarizes the components of the net periodic benefit cost or credit:

	Year Ended December 31,					
	2011		2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)					
Service cost	$ 531	$ 75	$ 472	$ 81	$ 1,792	$ 79
Interest cost	67,499	2,597	70,337	2,441	73,774	2,426
Expected return on plan assets	(67,965)	(4,128)	(71,464)	(4,597)	(76,802)	(4,877)
Amortization of prior service cost and transition asset	18	—	38	—	49	—
Amortization of net actuarial loss/(gain)	6,750	552	2,155	—	(94)	—
Special termination benefit	—	—	—	—	426(a)	—
Other	54	—	—	—	—	(1,529)(b)
Total benefit cost/(credit)	$ 6,887	$ (904)	$ 1,538	$(2,075)	$ (855)	$(3,901)

(a) The special termination benefit in 2009 reflects enhanced retirement benefits given to active represented plan participants impacted by a workforce reduction in January 2009.

(b) The amount in 2009 reflects the reversal of the excess retiree medical liability accrued for claims from 2008.

Change in Projected Benefit Obligation:

The following table sets forth a reconciliation of the beginning and ending balances of the projected benefit obligation during the periods presented. The measurement date was December 31 for each year.

	Year Ended December 31,			
	2011		2010	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Projected benefit obligation at January 1	$1,331,137	$44,488	$1,274,415	$41,124
Service cost	531	75	472	81
Interest cost	67,499	2,597	70,337	2,441
Actuarial loss	150,776	11,893	66,607	1,692
Benefits paid(a)	(86,659)	(1,119)	(85,988)	(850)
Other adjustments	(205)	—	5,294	—
Projected benefit obligation at December 31	$1,463,079	$57,934	$1,331,137	$44,488

(a) The pension benefits paid include amounts paid under certain international pension plans, which do not maintain plan assets.

The projected pension benefit obligations as of December 31, 2011 and 2010 included $22.2 million and $21.4 million, respectively, of obligations related to the Company's international pension plans.

Change in Plan Assets:

The following table sets forth a reconciliation of the beginning and ending balances of the fair value of plan assets during the periods presented. The fair value of plan assets was measured at December 31 for each year.

	Year Ended December 31,			
	2011		2010	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Fair value of plan assets at January 1	$868,809	$66,781	$819,410	$62,300
Actual gain on plan assets	19,721	1,379	95,967	5,402
Employer contributions	65,112	—	31,027	—
Benefits paid	(86,302)	(1,192)	(85,789)	(921)
Other adjustments	(99)	—	8,194	—
Fair value of plan assets at December 31	$867,241	$66,968	$868,809	$66,781

The fair value of pension plan assets at December 31, 2011 and 2010 included $12.3 million and $10.6 million, respectively, of assets for certain of the Company's international pension plans. During 2011, the Company contributed a total of $64.3 million to its U.S. defined benefit pension plans and $0.7 million to its non-qualified supplemental pension plan. The Company's contributions to its international pension plans were immaterial for the year ended December 31, 2011.

Funded Status of the Plans:

The following table sets forth the funded status of the plans, which is the fair value of plan assets less projected benefit obligations:

	December 31,			
	2011		2010	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Funded status of the plans (liability)/ asset	$(595,838)	$9,034	$(462,328)	$22,293

Plans with Benefit Obligations in excess of Plan Assets:

	December 31,	
	2011	2010
	Pension Benefits	
	(In thousands)	
Projected benefit obligation	$1,455,297	$1,324,302
Accumulated benefit obligation	$1,453,690	$1,322,394
Fair value of plan assets	$ 857,259	$ 860,414

The accumulated benefit obligations as of December 31, 2011 and 2010 included $20.5 million and $19.4 million, respectively, related to the Company's international pension plans.

Plans with Benefit Obligations less than Plan Assets:

	December 31,	
	2011	2010
	Pension Benefits	
	(In thousands)	
Projected benefit obligation	$ 7,782	$ 6,835
Accumulated benefit obligation	$ 7,666	$ 6,740
Fair value of plan assets	$ 9,982	$ 8,395

	December 31,	
	2011	2010
	Post-retirement Benefits	
	(In thousands)	
Accumulated benefit obligation	$57,934	$44,488
Fair value of plan assets	$66,968	$66,781

The following table sets forth amounts recognized in the consolidated balance sheets for the plans:

	December 31,			
	2011		2010	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Non-current assets	$ 2,201	$9,034	$ 1,560	$22,293
Current liabilities	(856)	—	(769)	—
Non-current liabilities	(597,183)	—	(463,119)	—
Net (liability)/asset	$(595,838)	$9,034	$(462,328)	$22,293

Accumulated Other Comprehensive Loss:

The following table sets forth amounts recognized in accumulated other comprehensive loss related to pension and post-retirement plans:

	December 31,			
	2011		2010	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)			
Net prior service cost	$ 242	$ —	$ 278	$ —
Net actuarial loss	527,045	24,788	334,809	10,625
Transition asset	(157)	—	(175)	—
Accumulated other comprehensive loss	527,130	24,788	334,912	10,625
Tax on prior actuarial gains	23,813	3,026	23,813	3,026
Accumulated other comprehensive loss, after tax	$550,943	$27,814	$358,725	$13,651

The following table summarizes changes in accumulated other comprehensive loss related to pension and post-retirement plans:

	Year Ended December 31,					
	2011		2010		2009	
	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits	Pension Benefits	Post-retirement Benefits
	(In thousands)					
Accumulated other comprehensive loss at January 1, after tax	$358,725	$13,651	$319,507	$12,694	$292,951	$13,883
Recognized during period — Prior service cost and transition asset	(18)	—	(38)	—	(49)	—
Recognized during period — Actuarial (loss)/gain	(6,750)	(552)	(2,155)	—	94	—
Occurring during period — Actuarial loss/(gain)	198,986	14,715	42,051	957	26,546	(3,435)
Other adjustments	—	—	(640)	—	(35)	1,529
Accumulated other comprehensive loss at December 31	550,943	27,814	358,725	13,651	319,507	11,977
Tax	—	—	—	—	—	717
Accumulated other comprehensive loss at December 31, after tax	$550,943	$27,814	$358,725	$13,651	$319,507	$12,694

The estimated prior service cost, transition asset and net actuarial loss for the pension plans that will be amortized from accumulated other comprehensive loss into pension costs for the year ending December 31, 2012 are $38 thousand, $19 thousand and $13.9 million, respectively. For the post-retirement benefit plans, the estimated net actuarial loss that will be amortized from accumulated other comprehensive loss into post-retirement costs for the year ending December 31, 2012 is $1.9 million.

Plan Assets:

Defined Benefit Pension Plans:

The Company's investment strategy for the U.S. defined benefit pension plans is to allocate assets in a manner that seeks both to maximize the safety of promised benefits and to minimize the cost of funding those benefits. The Company directs the overall portfolio allocation, and uses an investment consultant that has discretion to structure portfolios and select the investment managers within those allocation parameters. Multiple investment managers are utilized, including both active and passive management approaches. The plan assets are diversified across different asset classes and investment styles, and those assets are periodically rebalanced toward asset allocation targets.

The target asset allocation for plan assets reflects a risk/return profile that the Company believes is appropriate relative to the liability structure and return goals for the plans. The Company periodically reviews the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. The current target allocations for the U.S. management and represented pension plan assets are 55% in public equity securities, 40% in fixed-income securities, and 5% in real estate securities. The equity investment target allocation is equally divided between U.S. and international equity securities. The fixed-income allocation is primarily directed toward long-term core bond investments, with smaller allocations to Treasury Inflation-Protected Securities and high-yield bonds.

The fair values of the assets for the defined benefit pension plans by asset category were as follows:

	Fair Value Measurements as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash and cash equivalents	$ 5,183	$ 23,493(a)	$—	$ 28,676
Equity securities:				
Domestic equity securities	169,635 (b)	359 (c)	—	169,994
International equity securities	76,202 (b)	2,401 (c)	—	78,603
Fixed-income securities:				
U.S. treasuries(d)	—	80,426	—	80,426
Corporate bonds(e)	—	155,666	—	155,666
Asset-backed and mortgage-backed securities	—	2,976	—	2,976
Agency-backed securities	—	7,793	—	7,793
Municipal bonds	—	6,334	—	6,334
Government bonds	—	17,242	—	17,242
Other types of investments:				
Commingled funds — equities(f)	—	163,510	—	163,510
Commingled funds — bonds(g)	—	156,393	—	156,393
Derivatives	40	(412)	—	(372)
Total	$ 251,060	$616,181	$—	$867,241

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash and cash equivalents	$ 11,382	$ 13,346(a)	$—	$ 24,728
Equity securities:				
Domestic equity securities	183,239(b)	2,750(c)	—	185,989
International equity securities	151,041(b)	1,990(c)	—	153,031
Fixed-income securities:				
U.S. treasuries(d)	—	73,554	—	73,554
Corporate bonds(e)	—	140,106	—	140,106
Asset-backed and mortgage-backed securities	—	14,739	—	14,739
Agency-backed securities	—	10,930	—	10,930
Municipal bonds	—	8,253	—	8,253
Government bonds	—	11,059	—	11,059
Other types of investments:				
Commingled funds — equities(f)	—	180,935	—	180,935
Commingled funds — bonds(g)	—	65,232	—	65,232
Derivatives	180	73	—	253
Total	$345,842	$522,967	$—	$868,809

(a) The amounts represent cash equivalents and primarily include short-term investment funds, which consisted of short-term money market instruments that are valued using quoted prices for similar assets and liabilities in active markets.

(b) The amounts include funds that invest primarily in equity securities of publicly-traded companies. Quoted prices for the funds are available in active markets.

(c) The amounts include funds that invest primarily in equity securities that are traded less frequently than exchange-traded securities and are valued using inputs that include quoted prices for similar assets in active markets.

(d) The fair value was determined based on compilation of primary observable market information and inputs that include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as broker/dealer quotes, yield curves and indices that are observable at commonly quoted intervals.

(e) The amounts include funds that invest primarily in investment-grade debt securities.

(f) The amounts consist of investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in publicly traded U.S. and non-U.S. equity securities, including securities with small and large market capitalization. The fair value was determined based on the net asset value per share of each investment at December 31, 2011 and 2010. These funds are classified as Level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2011 and 2010, and with at least monthly frequency on an ongoing basis.

(g) The amounts consist of investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in Treasury Inflation-Protected Securities and high-yield bonds. The fair value was determined based on the net asset value per share of each investment at December 31, 2011 and 2010. These funds are classified as Level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2011 and 2010, and with at least monthly frequency on an ongoing basis.

Post-retirement Benefit Plan:

The Company's overall investment strategy for the group life insurance plan is to allocate assets in a manner that seeks to both maximize the safety of promised benefits and minimize the cost of funding those benefits. The target asset allocation for plan assets reflects a risk/return profile that the Company believes is appropriate relative to the liability structure and return goals for the plans. The Company periodically reviews the allocation of plan assets relative to alternative allocation models to evaluate the need for adjustments based on forecasted liabilities and plan liquidity needs. The Company sets the overall portfolio allocation and uses an investment manager that directs the investment of funds consistent with that allocation. The investment manager invests the plan assets in index funds that it manages. The current target allocations for post-retirement benefit plan assets are 40% in equity securities and 60% in fixed-income securities. The equity investment target allocation is equally divided between domestic and international equity securities.

The fair values of the assets for the post-retirement benefit plan by asset category were as follows:

	Fair Value Measurements as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Commingled funds — domestic equities(a)	$—	$13,302	$—	$13,302
Commingled funds — international equities(a)	—	13,536	—	13,536
Commingled funds — bonds(a)	—	40,130	—	40,130
Total	$—	$66,968	$—	$66,968

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Commingled funds — domestic equities(a)	$—	$13,310	$—	$13,310
Commingled funds — international equities(a)	—	13,369	—	13,369
Commingled funds — bonds(a)	—	40,102	—	40,102
Total	$—	$66,781	$—	$66,781

(a) The amounts consist of investments in funds not registered with U.S. Securities and Exchange Commission, with underlying investments primarily in the equity securities included in the S&P 500 Index, non-U.S. equity securities and investment grade fixed-income securities. The fair value was determined based on the net asset value per share of each investment at December 31, 2011 and 2010. These funds are classified as Level 2 in the fair value hierarchy as the Company could redeem these investments with the sponsoring investment management organizations at December 31, 2011 and 2010, and with at least monthly frequency on an ongoing basis.

Non-qualified Supplemental Pension Plan:

The Company does not set the target asset allocation or investment strategy for assets set aside for the non-qualified supplemental pension plan. The Company monitors the investment strategy established by the trustee, who has discretion over the trust assets, trust asset allocation and trust investment decisions. The trust agreement requires that at least $1 million be held in cash to meet near-term expenses. The trustee typically directs that an incremental amount of trust assets above that minimum requirement be held in cash or cash equivalents to reduce the need to liquidate investments in volatile market environments. The current target allocation established by the trustee for the non-qualified supplemental pension plan assets is 70% in fixed-income securities and 30% in equity securities.

The fair values of the assets for the non-qualified supplemental pension plan by asset category were as follows:

	Fair Value Measurements as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money-market funds	$ 1,353	$—	$—	$ 1,353
Mutual funds(a)	9,284	—	—	9,284
Total	$10,637	$—	$—	$10,637

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
		(In thousands)		
Money market funds	$ 2,061	$—	$—	$ 2,061
Mutual funds(a)	8,427	—	—	8,427
Total	$10,488	$—	$—	$10,488

(a) The amounts consist of registered investment company funds with quoted prices in active markets.

Plan Asset Allocations for Pension Plans and Post-retirement Benefit Plan:

The following table sets forth the actual plan asset allocations:

	December 31,					
	2011			2010		
	Pension Benefits	Non-qualified Pension Benefits	Post-retirement Benefits	Pension Benefits	Non-qualified Pension Benefits	Post-retirement Benefits
Equity securities	54%	34%	40%	57%	35%	40%
Debt securities	42%	66%	60%	38%	65%	60%
Real estate securities	4%	—	—	5%	—	—

Actuarial Assumptions:

The Company reassesses its benefit plan assumptions on a regular basis. The actuarial assumptions for the principal pension and post-retirement plans are as follows:

	Year Ended December 31,					
	2011		2010		2009	
	Pension Benefits	Post- retirement Life Benefits	Pension Benefits	Post- retirement Life Benefits	Pension Benefits	Post- retirement Life Benefits
Discount rate to determine net periodic cost	5.25%	5.70%	5.75%	6.00%	6.50%	6.50%
Discount rate to determine the benefit obligation as of December 31	4.30%	4.50%	5.25%	5.70%	5.75%	6.00%
Rate of compensation increase to determine net periodic cost	N/A	3.50%	N/A	4.00%	4.00%	4.00%
Rate of compensation increase to determine the benefit obligation as of December 31	N/A	3.50%	N/A	3.50%	N/A	4.00%
Expected average rate of return on plan assets	7.75%(a)	6.20%	8.00%(a)	7.00%	8.25(b)/8.00%(c)	7.50%

(a) Rate for both management and represented plans.

(b) Rate for management plan.

(c) Rate for represented plan.

The Company bases the salary increase assumptions on historical experience and future expectations. The expected rate of return for the Company's retirement benefit plans represents the average rate of return expected to be earned on plan assets over the period that the benefit obligations are expected to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns based on historical market data, historical and expected returns on the various categories of plan assets, and the target investment portfolio allocations. The rates used are adjusted for any current or anticipated shifts in the investment mix of the plans. The rates also factor in the historic performance of the plans' assets. The gain on the pension assets during 2011 was $19.7 million, with the gains smoothed over the next five years through the return on assets assumption using the market-related value of assets ("MRVA") with those not yet recognized through MRVA amortized under current accounting rules for recognizing asset and liability gains and losses.

Benefit Payments:

The following table reflects the benefit payments that the Company expects the plans to pay in the periods presented. These payments include amounts related to future service.

	Pension Benefits	Post-retirement Benefits
	(In thousands)	
Year ending December 31, 2012	$ 89,144	$ 1,430
Year ending December 31, 2013	$ 88,991	$ 1,550
Year ending December 31, 2014	$ 88,610	$ 1,670
Year ending December 31, 2015	$ 88,548	$ 1,790
Year ending December 31, 2016	$ 89,817	$ 1,920
Years ending December 31, 2017 through December 31, 2021	$444,596	$11,900

The Company expects to contribute approximately $94.4 million to its pension plans during the year ending December 31, 2012. The Company does not expect to contribute to its post-retirement benefit plan in 2012.

LSI 401(k) Defined Contribution Plan

Eligible employees in the U.S. may participate in the LSI Corporation 401(k) Plan ("401(k) Plan"). The Company provides a matching contribution of a fixed percentage of eligible compensation contributed by employees and may make additional variable matching contributions based on the Company's performance. Company contributions to the 401(k) Plan were $18.7 million, $20.5 million and $3.8 million during the years ended December 31, 2011, 2010 and 2009, respectively. The Company temporarily suspended its matching contributions between April 6, 2009 and December 27, 2009.

Note 8 — Supplemental Financial Information:

	December 31,	
	2011	2010
	(In thousands)	
Inventories:		
Raw materials	$ 236	$ 30,691
Work-in-process	78,886	33,513
Finished goods	100,913	122,568
Total inventories	$180,035	$186,772
Property and equipment:		
Land	$ 34,339(a)	$ 54,796
Buildings and improvements	82,545	95,782
Equipment	285,645	348,145
Furniture and fixtures	24,595	31,602
Leasehold improvements	40,567	42,938
Construction in progress	15,317	9,490
Total property and equipment, gross	483,008	582,753
Accumulated depreciation	(302,419)	(359,572)
Total property and equipment, net	$ 180,589	$ 223,181

(a) In 2011, the Company sold land in Gresham, Oregon for $16.2 million.

	2011	2010
Other accrued liabilities:		
Restructuring reserves — current	$ 16,773	$ 16,698
Deferred revenue	30,659	37,141
Accrued expenses	131,398	130,563
Total other accrued liabilities	$178,830	$184,402
Accumulated other comprehensive loss:		
Unrealized gain on investments	$ 5,942	$ 6,960
Unrealized (loss)/gain on derivatives	(2,551)	227
Actuarial loss on pension and post-retirement plans	(578,757)	(372,376)
Foreign currency translation adjustments	42,138	46,924
Total accumulated other comprehensive loss	$(533,228)	$(318,265)

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Reconciliation of basic and diluted shares:			
Basic shares	585,704	638,998	651,238
Dilutive effect of stock options, employee stock purchase rights and restricted stock unit awards	15,189	7,326	—
Diluted shares	600,893	646,324	651,238

The weighted-average common share equivalents that were excluded from the computation of diluted shares because their inclusion would have had an anti-dilutive effect on net income/(loss) per share were as follows:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Anti-dilutive securities:			
Stock options	41,927	70,018	78,661
Restricted stock unit awards	227	93	2,037
Convertible notes	—	9,789	33,341

Note 9 — Identified Intangible Assets and Goodwill

Identified Intangible Assets

Identified intangible assets were comprised of the following:

	December 31,			
	2011		2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(In thousands)		
Current technology	$ 857,367	$ (702,500)	$1,033,189	$ (819,383)
Customer base	402,739	(269,409)	409,809	(241,705)
Patent licensing	312,800	(167,728)	312,800	(135,603)
Workforce	3,567	(3,046)	3,567	(2,450)
Trade names	300	(300)	550	(397)
In-process research and development	—	—	760	—
Total identified intangible assets	$1,576,773(a)	$(1,142,983)(a)	$1,760,675	$(1,199,538)

(a) Includes the effect of adjustments related to the exit of the ESG business, as disclosed in Note 17-Discontinued Operations.

The following table summarizes amortization expense and the weighted-average lives of identified intangible assets:

	Weighted-Average Lives	Year Ended December 31,		
		2011	2010	2009
	(In months)		(In thousands)	
Current technology	52	$ 49,243	$ 77,808	$ 90,262
Customer base	45	33,921	36,440	38,123
Patent licensing	36	32,125	36,220	36,140
Workforce	72	596	596	596
Trade names	66	50	148	100
Non-compete agreements	34	—	—	61
Total	46	$115,935	$151,212	$165,282

The estimated annual future amortization expenses related to identified intangible assets as of December 31, 2011 are as follows:

	Amortization Expense
	(In thousands)
Years ending December 31:	
2012	$ 98,786
2013	90,804
2014	84,731
2015	78,822
2016 and thereafter	80,647
Total	$433,790

Goodwill

The following table summarizes changes in the carrying amount of goodwill:

	Goodwill
	(In thousands)
Balance as of December 31, 2010	$ 188,698
Exit of the ESG business	(116,321)
Balance as of December 31, 2011	$ 72,377

After completing annual impairment reviews during the fourth quarters of 2011, 2010 and 2009, the Company concluded that goodwill was not impaired in any of these years. As of December 31, 2011 and 2010, accumulated impairment losses in total were $2.4 billion.

Note 10 — Cash Equivalents and Investments

The following tables summarize the Company's cash equivalents and investments measured at fair value:

	Fair Value Measurements as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash equivalents:				
Money-market funds	$674,219(a)	$ —	$—	$674,219
Available-for-sale debt securities:				
Asset-backed and mortgage-backed securities:				
Agency securities	$ —	$ 97,408(b)	$—	$ 97,408
Non-agency securities	—	9,989(b)	—	9,989
U.S. government and agency securities	5,403(a)	30,572(b)	—	35,975
Corporate debt securities	—	12,272(b)	—	12,272
Total short-term investments	$ 5,403	$150,241	$—	$155,644
Long-term investments in equity securities:				
Marketable available-for-sale equity securities	$ 1,514(c)	$ —	$—	$ 1,514

	Fair Value Measurements as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash equivalents:				
Money-market funds	$378,382(a)	$ —	$—	$378,382
U.S. government and agency securities	2,000(a)	—	—	2,000
Total cash equivalents	$380,382	$ —	$—	$380,382
Available-for-sale debt securities:				
Asset-backed and mortgage-backed securities:				
Agency securities	$ —	$ 97,544(b)	$—	$ 97,544
Non-agency securities	—	19,008(b)	—	19,008
U.S. government and agency securities	1,496(a)	24,502(b)	—	25,998
Corporate debt securities	—	12,330(b)	—	12,330
Total short-term investments	$ 1,496	$153,384	$—	$154,880
Long-term investments in equity securities:				
Marketable available-for-sale equity securities	$ 1,681(c)	$ —	$—	$ 1,681

(a) The fair value of money-market funds is determined using unadjusted prices in active markets. The fair value of these U.S. government and agency securities is determined using quoted prices in active markets.

(b) These investments are traded less frequently than Level 1 securities and are valued using inputs that include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates, yield curves, prepayment speeds, collateral performance, broker/dealer quotes and indices that are observable at commonly quoted intervals.

(c) The fair value of marketable equity securities is determined using quoted market prices in active markets. These amounts are included within other assets in the consolidated balance sheets.

As of December 31, 2011 and 2010, the aggregate carrying value of the Company's non-marketable securities was $43.9 million and $39.9 million, respectively. The Company recognized a pre-tax gain of $4.8 million associated with the sale of certain non-marketable securities during the year ended December 31, 2010. There were no sales of non-marketable securities for the years ended December 31, 2011 or 2009.

Investments in Available-for-Sale Securities

The following tables summarize the Company's available-for-sale securities:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss (*)	Fair Value
	(In thousands)			
Short-term debt securities:				
Asset-backed and mortgage-backed securities	$ 99,884	$7,891	$(378)	$107,397
U.S. government and agency securities	35,179	799	(3)	35,975
Corporate debt securities	12,146	153	(27)	12,272
Total short-term debt securities	$147,209	$8,843	$(408)	$155,644
Long-term marketable equity securities	$ 669	$ 846	$ (1)	$ 1,514

* As of December 31, 2011, there were 64 investments in an unrealized loss position.

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
	(In thousands)			
Short-term debt securities:				
Asset-backed and mortgage-backed securities	$107,891	$ 9,012	$(351)	$116,552
U.S. government and agency securities	25,313	812	(127)	25,998
Corporate debt securities	12,226	176	(72)	12,330
Total short-term debt securities	$145,430	$10,000	$(550)	$154,880
Long-term marketable equity securities	$ 852	$ 868	$ (39)	$ 1,681

The following tables summarize the gross unrealized losses and fair values of the Company's short-term investments that have been in a continuous unrealized loss position for less than and greater than 12 months, aggregated by investment category:

	December 31, 2011			
	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$10,645	$(286)	$1,301	$(92)
U.S. government and agency securities	3,872	(3)	—	—
Corporate debt securities	2,375	(27)	505	—
Total	$16,892	$(316)	$1,806	$(92)

	December 31, 2010			
	Less than 12 Months		Greater than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)			
Asset-backed and mortgage-backed securities	$11,807	$(179)	$2,469	$(172)
U.S. government and agency securities	13,969	(127)	—	—
Corporate debt securities	6,527	(72)	—	—
Total	$32,303	$(378)	$2,469	$(172)

During the year ended December 31, 2011, the Company recognized an impairment charge of $0.2 million for marketable securities. There were no impairment charges for marketable securities for the years ended December 31, 2010 or 2009. Net realized gains on sales of available-for-sale securities were not material for the years ended December 31, 2011, 2010 and 2009.

Contractual maturities of available-for-sale debt securities as of December 31, 2011 were as follows:

	Available-for-Sale Debt Securities
	(In thousands)
Due within one year	$ 16,090
Due in 1-5 years	37,905
Due in 5-10 years	10,726
Due after 10 years	90,923
Total	$155,644

The maturities of asset-backed and mortgage-backed securities were allocated based on contractual principal maturities assuming no prepayments.

Note 11 — Segment and Geographic Information

Since the first quarter of 2011, the Company has operated in one reportable segment — the Semiconductor segment. The change in reportable segments was made in connection with the March 9, 2011 agreement to sell the ESG business to NetApp and has been reflected in the Company's segment reporting for all periods presented.

The Company's chief executive officer is the chief operating decision maker ("CODM"). The Company's CODM bears ultimate responsibility for, and is actively engaged in, the allocation of resources and the evaluation of the Company's operating and financial results. Management's conclusion that the Company operates in a single reportable segment is based on the following:

- The Company assesses performance, including incentive compensation, based upon consolidated operational performance and financial results;
- The CODM allocates resources and makes other operational decisions based on direct involvement with the Company's operations and product development efforts;
- The Company is managed under a functionally-based organizational structure, with the head of each function reporting directly to the CODM. Management of shared functions also reports directly to the CODM or to one of his direct reports; and
- The Company frequently integrates its discrete technologies across many of its products and its integrated circuits are largely manufactured under similar processes. This integrated approach supports the Company's ability to make financial decisions based on consolidated financial performance, without reliance on discrete financial information.

Significant Customers

The following table provides information about the Company's one customer that accounted for 10% or more of consolidated revenues:

	Year Ended December 31,		
	2011	2010	2009
Percentage of consolidated revenues	25%	19%	22%

Information about Geographic Areas

The following tables summarize the Company's revenues by geography based on the ordering location of the customer and long-lived assets by geography. Because the Company sells its products primarily to other sellers of technology products and not to end users, the information in the table below may not accurately reflect geographic end-user demand for its products.

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Revenues:			
North America*	$ 520,193	$ 431,184	$ 305,547
Asia	1,323,510	1,223,082	1,125,840
Europe and the Middle East	200,255	215,388	144,994
Total	$2,043,958	$1,869,654	$1,576,381

	December 31,	
	2011	2010
	(In thousands)	
Long-lived assets:		
North America*	$160,500	$204,862
Asia**	18,350	15,872
Europe and the Middle East	1,739	2,447
Total	$180,589	$223,181

* Primarily the United States.

** Primarily China, Singapore and Taiwan.

Information about Product Groups

The following table presents the Company's revenues by product groups:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Revenues:			
Storage products	$1,487,069	$1,302,104	$1,133,134
Networking products	453,652	473,275	384,835
Other	103,237	94,275	58,412
Total	$2,043,958	$1,869,654	$1,576,381

Note 12 — Derivative Instruments

The Company has foreign subsidiaries that operate and sell the Company's products in various markets around the world. As a result, the Company is exposed to changes in foreign-currency exchange rates. The Company utilizes forward contracts to manage its exposure associated with net asset and liability positions denominated in non-functional currencies and to reduce the volatility of earnings and cash flows related to forecasted foreign-currency transactions. The Company does not hold derivative financial instruments for speculative or trading purposes.

Cash-Flow Hedges

The Company enters into forward contracts that are designated as foreign-currency cash-flow hedges of selected forecasted payments denominated in currencies other than U.S. dollars. These forward contracts generally mature within twelve months. The Company evaluates and calculates the effectiveness of each hedge at least quarterly. Changes in the fair value attributable to changes in time value are excluded from the assessment of effectiveness and are recognized in interest income and other, net. The effective portion of the forward contracts' gain or loss is recorded in other comprehensive income and is subsequently reclassified into earnings when the hedged expense is recognized within the same line item in the statements of operations as the impact of the hedged transaction. The ineffective portion of the gain or loss is reported in earnings immediately. As of December 31, 2011 and 2010, the total notional value of the Company's outstanding forward contracts, designated as foreign-currency cash-flow hedges, was $36.9 million and $41.7 million, respectively. For the years ended December 31, 2011, 2010 and 2009, the after-tax effect of foreign-exchange forward contract derivatives on other comprehensive income was not material.

Other Foreign-Currency Hedges

The Company enters into foreign-exchange forward contracts that are used to hedge certain foreign-currency-denominated assets or liabilities that do not qualify for hedge accounting. These forward contracts generally mature within three months. Changes in the fair value of these forward contracts are recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. As of December 31, 2011 and 2010, the total notional value of the Company's outstanding forward contracts, not designated as hedges under hedge accounting, was $37.6 million and $112.3 million, respectively. For the years ended December 31, 2011, 2010 and 2009, a loss of $3.1 million and gains of $2.7 million and $7.9 million, respectively, on other foreign-currency hedges were recognized in interest income and other, net. These amounts were substantially offset by the gain and losses on the underlying foreign-currency-denominated assets or liabilities.

Fair Values of Derivative Instruments

As of December 31, 2011 and 2010, the total fair value of derivative assets was $0.1 million and $0.8 million, respectively, and was recorded in prepaid expenses and other current assets in the consolidated balance sheets. As of December 31, 2011 and 2010, the total fair value of derivative liabilities was $3.0 million and $0.3 million, respectively, and was recorded in other accrued liabilities in the consolidated balance sheets.

Note 13 — Debt

The Company repaid the $350.0 million principal amount of its 4% Convertible Subordinated Notes plus accrued interest upon their maturity on May 15, 2010.

During the year ended December 31, 2009, the Company redeemed the outstanding $243.0 million principal amount of its 6.5% Convertible Subordinated Notes, which the Company guaranteed as part of the merger with Agere, at a price of 100.43% of the principal amount of each note plus accrued interest to the date of redemption. A net pre-tax gain of $0.1 million was recognized and included in interest income and other, net. The pre-tax gain was net of the write-off of the unamortized accrued debt premium as of the redemption date.

Cash payments for interest on debt were $7.0 million and $21.9 million during the years ended December 31, 2010 and 2009, respectively. No interest was paid during the year ended December 31, 2011.

Note 14 — Income Taxes

The provision for/(benefit from) income taxes consisted of the following:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Current:			
Federal	$(2,850)	$ 176	$ (28,979)
State	336	1,521	379
Foreign	13,601	(1,243)	(82,992)
Total current taxes	11,087	454	(111,592)
Deferred:			
Federal	(7,240)	3,494	3,334
State	211	344	248
Foreign	(280)	(1,122)	(1,311)
Total deferred taxes	(7,309)	2,716	2,271
Total	$ 3,778	$ 3,170	$(109,321)

The following table summarizes the domestic and foreign components of income/(loss) before income taxes:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Domestic	$(31,636)	$(115,078)	$(150,329)
Foreign	125,426	152,652	(19,295)
Income/(loss) before income taxes	$ 93,790	$ 37,574	$(169,624)

The following table summarizes significant components of the Company's deferred tax assets and liabilities:

	December 31,	
	2011	2010
	(In thousands)	
Deferred tax assets:		
Tax credit carryovers	$ 408,444	$ 432,707
Net operating loss carryforwards	989,989	1,338,831
Capital loss carryover	552	147,107
Future deductions for purchased intangible assets	152,507	178,906
Depreciation and amortization	120,764	105,349
Pension and post-retirement benefits	220,747	165,718
Future deductions for reserves and other	155,618	195,840
Total deferred tax assets	2,048,621	2,564,458
Valuation allowance	(1,902,187)	(2,385,677)
Net deferred tax assets	146,434	178,781
Deferred tax liabilities:		
Tax deductible goodwill	(17,120)	(36,338)
Purchased intangible assets	(130,219)	(172,186)
Total deferred tax liabilities	(147,339)	(208,524)
Total net deferred tax liabilities	$ (905)	$ (29,743)

Valuation allowances reduce the deferred tax assets to the amount that, based upon all available evidence, is more likely than not to be realized. The deferred tax assets' valuation allowance is attributed to U.S. federal, state and certain foreign deferred tax assets primarily consisting of reserves, other one-time charges, purchased intangible assets, tax credit carryovers and net operating loss carryovers that could not be benefited under existing carry-back rules. Approximately $102.0 million of the valuation allowance at December 31, 2011 relates to tax benefits from stock option deductions, which will be credited to equity if and when realized. The deferred tax asset for net operating loss carryforwards decreased by $328.5 million in 2011 due to a reduction in the carryforward amount on the tax return pursuant to the position Internal Revenue Service is currently taking. Further, the Company realized benefits of deferred tax assets during the year of $116.5 million related to discontinued operations.

As of December 31, 2011, the Company had federal, state and foreign net operating loss carryovers of approximately $2,456.4 million, $1,386.5 million and $152.4 million, respectively. The federal net operating losses will begin expiring in 2021 through 2030. Certain state net operating losses will begin expiring in 2012 through 2031. The foreign net operating losses will carry forward indefinitely. Approximately $2,273.4 million of the federal net operating loss carryover and $1,082.4 million of the state net operating loss carryover relate to acquisitions and are subject to certain limitations under Section 382 of the Internal Revenue Code of 1986. As of December 31, 2011, the Company had tax credits of approximately $456.0 million, which will begin expiring in 2012.

A reconciliation of the provision for/(benefit from) income taxes with the amount computed by applying the statutory federal income tax rate to income/(loss) before income taxes for the years ended December 31, 2011, 2010 and 2009 is as follows:

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Expected tax expense/(benefit) at federal statutory rate of 35%	$ 32,826	$ 13,151	$ (59,368)
State taxes, net of federal benefit	130	715	75
Foreign rate differential	(37,428)	(39,912)	6,432
U.S. taxes on foreign earnings	32,793	36,128	16,349
Withholding taxes	8,770	5,933	5,786
Settlements of foreign tax audits	—	—	(81,047)
Change in valuation allowance	(32,233)	2,921	28,523
Nondeductible expenses	8,047	5,731	4,131
Unrecognized tax benefits	6,054	(17,755)	2,496
Tax refunds/credits	(2,926)	(3,140)	(2,057)
Tax benefit related to refundable R&D/alternative minimum tax credit	(530)	—	(3,595)
Intraperiod allocation of tax benefit to continuing operations	(11,725)	(644)	(27,603)
Other	—	42	557
Total tax provision/(benefit)	$ 3,778	$ 3,170	$(109,321)

The Company paid income taxes, net of refunds received, of $11.8 million, $29.3 million and $24.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company has a tax holiday in effect for its business operations in Singapore effective January 1, 2009. The tax holiday allows for a reduced tax rate of 10% on the qualifying profits generated through December 31, 2018. For the years ended December 31, 2011, 2010 and 2009, the tax savings from this holiday were approximately $2.0 million, $2.1 million and $2.0 million, respectively, with no material per-share impact.

In 2009, the Company recorded an income tax benefit of $3.6 million related to refundable research and development tax credits due to the enactment of the Housing and Economic Recovery Act of 2008. The American Recovery and Reinvestment Act of 2009 extended this temporary benefit through 2009.

In 2009, with settlements of tax audits in foreign jurisdictions, the Company recognized a tax benefit of $81.0 million, which included unrecognized tax benefits of $71.9 million and interest and penalties of $9.1 million.

The Company has not provided for U.S. income and foreign withholding taxes on $83.1 million of cumulative undistributed earnings of various non-U.S. subsidiaries. Such earnings are intended to be reinvested in the non-U.S. subsidiaries for an indefinite period of time. It is not practicable to compute the amount of incremental taxes that would result from the repatriation of those earnings.

Uncertain Income Tax Positions

As of December 31, 2011 and 2010, the Company had $171.0 million and $151.9 million of unrecognized tax benefits, respectively. The $171.0 million as of December 31, 2011 is related to unrecognized tax benefits that, if realized, would affect the effective tax rate of the Company.

The Company is unable to make a reasonably reliable estimate as to when cash settlement with a taxing authority may occur. It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease in the next 12 months. Such changes could occur based on the normal expiration of statutes of limitations or the possible conclusion of ongoing tax audits in various jurisdictions around the world. If those events occur within the next 12 months, the Company estimates that unrecognized tax benefits, plus accrued interest and penalties, could decrease by up to $17.7 million.

The Company files income tax returns at the U.S. federal level and in various state and foreign jurisdictions. With some exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2007. In 2009, the Company's subsidiary in Singapore settled its 1999 to 2007 income tax audit and the subsidiary in Hong Kong settled its 1997 to 2008 income tax audit.

The Company recognizes interest and penalties accrued in relation to unrecognized tax benefits as a tax expense. For the years ended December 31, 2011, 2010 and 2009, the Company recorded charges to tax expense of approximately $6.3 million, $7.7 million and $18.6 million for interest and penalties, respectively. Also, for the years ended December 31, 2011, 2010 and 2009, the Company recorded tax benefits of approximately $8.6 million, $17.7 million and $32.0 million for interest and penalties, respectively, as a result of reductions to tax positions taken in a prior year, lapses in statutes of limitations and audit settlements. As of December 31, 2011 and 2010, the Company had $29.6 million and $31.8 million, respectively, of accrued interest and penalties which are included in non-current income tax liabilities in the consolidated balance sheets.

The following table sets forth a reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Balance at January 1	$151,898	$163,859	$232,050
Tax positions related to current year:			
Additions	19,482	10,874	10,738
Tax positions related to prior years:			
Additions	29,312	1,541	54,058
Reductions	(20,156)	(800)	—
Lapses in statute of limitations	(9,580)	(14,174)	(16,374)
Settlements	—	—	(96,926)
Payments	—	(9,780)	(22,151)
Foreign exchange loss	38	378	2,464
Balance at December 31	$170,994	$151,898	$163,859

Note 15 — Related Party Transactions

A member of the Company's board of directors is also a member of the board of directors of Seagate Technology ("Seagate"). The Company sells semiconductors used in storage product applications to Seagate for prices comparable to those charged to an unrelated third-party. Revenues from sales by the Company to Seagate were $520.5 million, $355.5 million and $344.2 million for the years ended December 31, 2011, 2010 and 2009, respectively. The Company had accounts receivable from Seagate of $90.3 million and $55.0 million as of December 31, 2011 and 2010, respectively.

The Company has an equity interest in a joint venture, Silicon Manufacturing Partners Pte Ltd. ("SMP"), with GLOBALFOUNDRIES, a manufacturing foundry for integrated circuits. SMP operates an integrated circuit manufacturing facility in Singapore. The Company owns a 51% equity interest in this joint venture and accounts for its ownership position under the equity method of accounting. The Company is effectively precluded from unilaterally taking any significant action in the management of SMP due to GLOBALFOUNDRIES' significant participatory rights under the joint venture agreement. Because of GLOBALFOUNDRIES' approval rights, the Company cannot make any significant decisions regarding SMP without GLOBALFOUNDRIES' approval, despite the 51% equity interest. In addition, the General Manager, who is responsible for the day-to-day management of SMP, is appointed by GLOBALFOUNDRIES, and GLOBALFOUNDRIES provides day-to-day operational support to SMP.

The Company purchased $49.0 million, $44.0 million and $46.1 million of inventory from SMP during the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, the amounts payable to SMP were $5.0 million and $1.2 million, respectively.

Note 16 — Commitments, Contingencies and Legal Matters

Operating Leases

The Company leases real estate and certain non-manufacturing equipment under non-cancelable operating leases, which expire through 2026. The Company also includes non-cancelable obligations under certain software licensing arrangements in this category. The facilities lease agreements typically provide for base rental rates that are increased at various times during the terms of the lease and for renewal options at the then fair market rental value. Future minimum payments under the operating lease agreements for the above-mentioned facilities, equipment and software are $43.8 million, $28.4 million, $18.0 million, $4.5 million, $2.3 million and $1.4 million for the years ending December 31, 2012, 2013, 2014, 2015, 2016 and thereafter, respectively.

Rental expense under all operating leases was $37.0 million, $32.8 million and $32.2 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Purchase Commitments

The Company maintains purchase commitments with certain suppliers, primarily for raw materials and manufacturing services and for some non-production items. Purchase commitments for inventory materials are generally restricted to a forecasted time-horizon as mutually agreed upon between the parties. This forecasted time-horizon can vary for different suppliers. As of December 31, 2011, the Company had purchase commitments of $467.6 million, which are due through 2016.

The Company has a take-or-pay agreement with SMP under which it has agreed to purchase 51% of the managed wafer capacity from SMP's integrated circuit manufacturing facility and GLOBALFOUNDRIES has agreed to purchase the remaining managed wafer capacity. SMP determines its managed wafer capacity each year based on forecasts provided by the Company and GLOBALFOUNDRIES. If the Company fails to purchase its required commitments, it will be required to pay SMP for the fixed costs associated with the unpurchased wafers. GLOBALFOUNDRIES is similarly obligated with respect to the wafers allotted to it. The agreement may be terminated by either party upon two years written notice. The agreement may also be terminated for material breach, bankruptcy or insolvency.

Guarantees

Product Warranties:

The following table sets forth a summary of the changes in product warranties:

	Year Ended December 31	
	2011	2010
	(In thousands)	
Balance at the beginning of the period	$17,617	$ 13,831
Accruals for warranties issued during the period	7,180	18,453
Accruals related to pre-existing warranties (including changes in estimates)	508	314
Settlements made during the period (in cash or in kind)	(8,138)	(14,981)
Balance at the end of the period	$17,167	$ 17,617

Standby Letters of Credit:

As of December 31, 2011 and 2010, the Company had outstanding obligations relating to standby letters of credit of $3.5 million and $3.9 million, respectively. Standby letters of credit are financial guarantees provided by third parties for leases, customs and certain self-insured risks. If the guarantees are called, the Company must reimburse the provider of the guarantee. The fair values of the letters of credit approximate the contract amounts. The standby letters of credit generally renew annually.

Indemnifications

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party. These obligations arise primarily in connection with sales contracts and license agreements or the sale of assets, under which the Company customarily agrees to hold the other party harmless against losses arising from a breach of warranties, representations and covenants related to such matters as title to assets sold, validity of certain intellectual property rights, non-infringement of third-party rights, and certain income tax-related matters. In each of these circumstances, payment by the Company is typically subject to the other party making a claim to and cooperating with the Company pursuant to the procedures specified in the particular contract. This usually allows the Company to challenge the other party's claims or, in case of breach of intellectual property representations or covenants, to control the defense or settlement of any third-party claims brought against the other party. Further, the Company's obligations under these agreements may be limited in terms of activity (typically to replace or correct the products or terminate the agreement with a refund to the other party), duration and/or amounts. In some instances, the Company may have recourse against third parties covering certain payments made by the Company.

Legal Matters

On December 6, 2006, Sony Ericsson Mobile Communications USA Inc. ("Sony Ericsson") filed a lawsuit against Agere in Wake County Superior Court in North Carolina, alleging unfair and deceptive trade practices, fraud and negligent misrepresentation in connection with Agere's engagement with Sony Ericsson to develop a wireless data card for personal computers. The complaint claimed an unspecified amount of damages and sought compensatory damages, treble damages and attorneys' fees. In August 2007, the case was dismissed for improper venue. On October 22, 2007, Sony Ericsson filed a lawsuit in the Supreme Court of the State of New York, New York County against LSI, raising substantially the same allegations and seeking substantially the same relief as the North Carolina proceeding. In January 2010, Sony Ericsson amended its complaint by adding claims for fraudulent concealment and gross negligence. On September 10, 2010, LSI filed a motion for summary judgment. On August 4, 2011, the court granted LSI's motion and ordered the dismissal of all of Sony Ericsson's claims. Sony Ericsson has appealed this decision. The Company is unable to estimate the possible loss or range of loss, if any, that may be incurred with respect to this matter.

On March 23, 2007, CIF Licensing, LLC, d/b/a GE Licensing ("GE") filed a lawsuit against Agere in the United States District Court for the District of Delaware, asserting that Agere products infringe patents in a portfolio of patents GE acquired from Motorola. GE has asserted that four of the patents cover inventions relating to modems. GE is seeking monetary damages. Agere believes it has a number of defenses to the infringement claims in this action, including laches, exhaustion and its belief that it has a license to the patents. The court postponed hearing motions based on these defenses until after the trial, and did not allow Agere to present evidence on these defenses at trial. On February 17, 2009, the jury in this case returned a verdict finding that three of the four patents were invalid and that Agere products infringed the one patent found to be valid and awarding GE $7.6 million for infringement of that patent. The jury also found Agere's infringement was willful, which means that the judge could increase the amount of damages up to three times its original amount. The court has not scheduled hearings on Agere's post-trial motions related to its defenses. One of these motions seeks to have a mis-trial declared based on Agere's belief that GE withheld evidence in discovery, which affected Agere's ability to present evidence at trial. On October 6, 2010, a special master appointed by the court determined that GE's actions were not wrongful and that the evidence withheld by GE was not material to the jury's findings. Agere is challenging this determination. If the jury's verdict is entered by the court, Agere would also expect to be required to pay interest from the date of infringing sales. If the verdict is entered, Agere intends to appeal the matter. On February 17, 2010, the court issued an order granting GE's summary judgment motions seeking to bar Agere's defenses of laches, exhaustion, and license and denying Agere's summary judgment motions concerning the same defenses. On July 30, 2010, the court held that one of the patents found invalid by the jury was valid. The court also held that the February 17, 2010 order was not inconsistent with its previous ruling that Agere would be permitted to renew its laches, licensing, and exhaustion defenses, and that Agere has not been precluded from asserting them post-trial. The Company is unable to estimate the possible loss or range of loss, if any, that may be incurred with respect to this matter.

On December 1, 2010, Rambus Inc. ("Rambus") filed a lawsuit against LSI in the United States District Court for the Northern District of California alleging that LSI products infringe one or more of 19 Rambus patents. These products contain either DDR-type memory controllers or certain high-speed SerDes peripheral interfaces, such as PCI Express interfaces and certain SATA and SAS interfaces. Rambus is seeking unspecified monetary damages, treble damages and costs, expenses and attorneys' fees due to alleged willfulness, interest and permanent injunctive relief in this action. In addition, on December 1, 2010, Rambus filed an action with the International Trade Commission ("ITC") against LSI and five of its customers alleging that LSI products infringe six of the 19 patents in the California case. Rambus also named five other companies and a number of their customers in the ITC action. Rambus is seeking an exclusionary order against LSI and its customers in the ITC action, which, if granted, would preclude LSI and its customers from selling these products in the U.S. The ITC held a hearing on the matter in October 2011. The Company and Rambus have been engaged in discussions to settle these proceedings. While the Company is unable to predict the terms of any settlement or whether a settlement will be reached at all, it is possible that any settlement could include a license from Rambus giving the Company the right to use certain Rambus intellectual property in the future. As a result of these uncertainties, the Company is unable to estimate the possible loss or range of loss, if any, that may be incurred with respect to these proceedings or as a result of any potential settlement.

In addition to the foregoing, the Company and its subsidiaries are parties to other litigation matters and claims in the normal course of business. The Company does not believe, based on currently available facts and circumstances, that the final outcome of these other matters, taken individually or as a whole, will have a material adverse effect on the Company's consolidated results of operations or financial position. However, the pending unsettled lawsuits may involve complex questions of fact and law and may require the expenditure of significant funds and the diversion of other resources to defend. From time to time, the Company may enter into confidential discussions regarding the potential settlement of such lawsuits. However, there can be no assurance that any such discussions will occur or will result in a settlement. Moreover, the settlement of any pending litigation could require the Company to incur substantial costs and, in the case of the settlement of any intellectual property proceeding against the Company, may require the Company to obtain a license to a third-party's intellectual property that could require royalty payments in the future and the Company to grant a license to certain of its intellectual property to a third party under a cross-license agreement. The results of litigation are inherently uncertain, and material adverse outcomes are possible.

The Company has not provided accruals for any legal matters in its financial statements as potential losses for such matters are not considered probable and reasonably estimable. However, because such matters are subject to many uncertainties, the ultimate outcomes are not predictable, and there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matters described above will not have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows.

Note 17 — Discontinued Operations

On May 6, 2011, the Company completed the sale of substantially all of its ESG business to NetApp for $480.0 million in cash. The strategic decision to exit the ESG business was based on the Company's expectation that long-term shareholder value could be maximized by becoming a pure-play semiconductor company. Under the terms of the agreement, NetApp purchased substantially all the assets of the Company's ESG business, which developed and delivered external storage systems products and technology to a wide range of partners who provide storage solutions to end customers. As part of the transaction, the Company is providing transitional services to NetApp for a period of up to 18 months. The purpose of these services is to provide short-term assistance to the buyer in assuming the operations of the purchased business.

Following is selected financial information included in income from discontinued operations:

	Year Ended December 31,		
	2011	2010	2009
		(In thousands)	
Revenues	$210,591	$700,393	$642,778
(Loss)/income before income taxes and gain on disposal	$ (27,579)	$ 7,818	$ 38,794
Gain on disposal of ESG business	260,066	—	—
(Benefit from)/provision for income taxes	(8,992)	2,250	26,210
Income from discontinued operations	$241,479	$ 5,568	$ 12,584

During the years ended December 31, 2011 and 2010, the Company recorded write-downs of $23.0 million and $44.1 million, respectively, of assets relating to the ESG business. The 2011 write-downs primarily consisted of $10.5 million of identified intangible assets, including $9.0 million of current technology, $0.7 million of customer base and $0.8 million of in-process research and development. The 2011 write-downs also included $7.8 million of capitalized software and $3.7 million of inventories and fixed assets. The 2010 write-downs primarily consisted of $25.4 million of capitalized software and $17.1 million of identified intangible assets, including $16.8 million of current technology and $0.3 million of trade names. Further, the Company released $21.0 million of deferred tax liabilities related to tax deductible goodwill in connection with the sale of the ESG business in 2011, which is included in the $9.0 million benefit from income taxes.

Note 18 — Subsequent Event

Acquisition of SandForce

On January 3, 2012, the Company completed the acquisition of SandForce for total consideration of approximately $346.1 million, net of cash acquired. SandForce is a provider of flash storage processors for enterprise and client flash solutions and solid state drives. This acquisition is expected to enhance LSI's position in storage technology solutions.

Total consideration consisted of the following (in thousands):

Cash paid, net of cash acquired	$319,231
Fair value of partially vested equity awards	18,722
Fair value of LSI's previous investment in SandForce	8,120
Total	$346,073

The Company has not yet finalized the allocation of the SandForce purchase consideration to assets acquired and liabilities assumed. The preliminary allocation of the purchase price was based upon a preliminary valuation, and the estimates and assumptions are subject to change up to one year from the acquisition date. The primary areas of the preliminary purchase price allocation that are not yet finalized are the valuation of net tangible assets acquired and residual goodwill. The preliminary fair values of assets acquired and liabilities assumed by major class in the SandForce acquisition were recognized as follows (in thousands):

Accounts receivable	$ 10,711
Inventory	24,268
Identified intangible assets	172,400
Goodwill	181,601
Net deferred tax liabilities	(41,705)
Other, net	(1,202)
Total	$346,073

The preliminary goodwill is primarily attributable to the assembled workforce of SandForce and synergies and economies of scale expected from combining the operations of LSI and SandForce. The goodwill recognized is not deductible for tax purposes.

Identified intangible assets were comprised of the following:

	Fair Value	Weighted-Average Life
	(In thousands)	(In years)
Current technology	$ 73,400	4.0
Customer relationships	41,700	7.0
Order backlog	4,500	0.5
Trade names	1,500	3.0
Total identified intangible assets subject to amortization	121,100	
In-process research and development	51,300	
Total identified intangible assets	$172,400	

Current technology represents the fair value of SandForce products that had reached technological feasibility and were a part of its product offering. Customer relationships represent the fair values of the underlying relationships and agreements with SandForce's customers.

In-process research and development ("IPR&D") represents the fair value of incomplete research and development projects that had not reached technological feasibility as of the date of the acquisition. At the time of acquisition, SandForce had IPR&D related to its next generation flash storage processor (the "Griffin project"). Expected costs to complete the Griffin project are approximately $34 million through its anticipated completion date in 2013. The Company's methodology for allocating the purchase price to acquired IPR&D involves established valuation techniques in the high-technology industry with the assistance of third-party service providers. The fair value of each project in process is determined by discounting forecasted cash flows directly related to the products expected to result from the subject research and development once commercially feasible, net of returns on contributory assets including working capital, fixed assets, customer relationships, trade names, and assembled workforce. The net cash flows from the identified projects are based on estimates of revenues, cost of revenues, research and development costs, selling, general and administrative costs and applicable income taxes for the projects. Total revenues for the Griffin project are expected to extend through 2018. These projections were based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions by the Company's competitors and the Company. A discount rate of 17.4% was used for the Griffin project, reflecting risks associated with the inherent uncertainties surrounding the successful development of the IPR&D, market acceptance of the technology, the useful life of the technology, the profitability level of such technology and the uncertainty of technological advances, which could impact the estimates recorded. The discount rate used in the present value calculation was derived from a weighted-average cost of capital analysis. This estimate does not account for any potential synergies realizable as a result of the acquisition and is in line with industry averages and growth estimates. The acquisition date fair value of the Griffin project will be either amortized or impaired depending on whether the project is completed or abandoned.

Estimated acquisition-related costs of $9.2 million are expected to be incurred and included in restructuring of operations and other items, net in the Company's consolidated statements of operations. Of this amount, $0.9 million was recognized in the year ended December 31, 2011 and $8.3 million will be recognized in the first quarter of 2012. The Company will also recognize $4.5 million of selling, general and administrative expense related to accelerated vesting of stock options, restricted stock units and restricted shares for certain SandForce employees in the first quarter of 2012. In addition, the Company will recognize a gain of $5.8 million as a result of re-measuring its pre-acquisition equity interest in SandForce to estimated fair value. The gain will be included in interest income and other, net in the Company's consolidated statements of operations in the first quarter of 2012. Furthermore, the Company expects to recognize a tax benefit of approximately $41.7 million in the first quarter of 2012 due to the release of valuation allowance resulting from the net deferred tax liabilities created from the acquisition.

Pro forma results of operations for the acquisition have not been presented because the effect of the acquisition is not material to the Company's financial results.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of LSI Corporation

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of LSI Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 29, 2012

Supplementary Financial Data
Interim Financial Information (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(In thousands, except per share amounts)			
Year Ended December 31, 2011				
Revenues	$473,264	$500,644	$546,910	$523,140
Gross profit	224,174	237,620	263,845	236,825
Income from continuing operations	18,546	28,408	31,650	11,408
(Loss)/income from discontinued operations (including a gain on disposal of $260,066 in the second quarter of 2011), net of tax	(8,392)	265,376	(2,311)	(13,194)
Net income/(loss)	10,154	293,784	29,339	(1,786)
Basic income/(loss) per share:				
Income from continuing operations	$ 0.03	$ 0.05	$ 0.05	$ 0.02
(Loss)/income from discontinued operations	$ (0.01)	$ 0.44	$ (0.00)	$ (0.02)
Net income/(loss)	$ 0.02	$ 0.49	$ 0.05	$ (0.00)
Diluted income/(loss) per share:				
Income from continuing operations	$ 0.03	$ 0.05	$ 0.05	$ 0.02
(Loss)/income from discontinued operations	$ (0.01)	$ 0.43	$ (0.00)	$ (0.02)
Net income/(loss)	$ 0.02	$ 0.48	$ 0.05	$ (0.00)
Year Ended December 31, 2010				
Revenues	$472,672	$473,447	$452,878	$470,657
Gross profit	214,794	224,768	218,220	222,863
Income from continuing operations	14,348	2,682	12,819	4,555
Income/(loss) from discontinued operations, net of tax	8,172	4,750	10,602	(17,956)
Net income/(loss)	22,520	7,432	23,421	(13,401)
Basic income/(loss) per share:				
Income from continuing operations	$ 0.02	$ 0.00	$ 0.02	$ 0.01
Income/(loss) from discontinued operations	$ 0.01	$ 0.01	$ 0.02	$ (0.03)
Net income/(loss)	$ 0.03	$ 0.01	$ 0.04	$ (0.02)
Diluted income/(loss) per share:				
Income from continuing operations	$ 0.02	$ 0.00	$ 0.02	$ 0.01
Income/(loss) from discontinued operations	$ 0.01	$ 0.01	$ 0.02	$ (0.03)
Net income/(loss)	$ 0.03	$ 0.01	$ 0.04	$ (0.02)

On May 6, 2011, the Company completed the sale of its ESG business to NetApp. The results of the ESG business are presented as discontinued operations in the Company's consolidated statements of operations and, as such, have been excluded from all line items other than "income/(loss) from discontinued operations" for all periods presented.

During the first, second, third and fourth quarters of 2011, the Company recorded charges/(benefits) for restructuring of operations and other items, net, of $2.8 million, $(10.9) million, $10.8 million and $21.0 million, respectively.

During the first, second, third and fourth quarters of 2010, the Company recorded charges/(benefits) for restructuring of operations and other items, net, of $1.6 million, $5.1 million, $3.5 million and $(1.0) million, respectively.

In 2011, the Company's fiscal quarters ended on April 3, July 3, October 2 and December 31. In 2010, the Company's fiscal quarters ended on April 4, July 4, October 3 and December 31.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures: The Securities and Exchange Commission defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or furnishes under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required or necessary disclosures. Our chief executive officer and chief financial officer have concluded, based on the evaluation of the effectiveness of the disclosure controls and procedures by our management with the participation of our chief executive officer and chief financial officer, as of the end of the period covered by this report, that our disclosure controls and procedures were effective for this purpose.

Management's Report on Internal Control Over Financial Reporting: Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act. Internal control over financial reporting consists of policies and procedures that are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on the results of our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears in Item 8 and is incorporated herein by reference.

Changes in Internal Controls: During the fourth quarter of 2011, we did not make any change in our internal control over financial reporting that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

We have a code of ethics that our principal executive officer and senior financial officers must follow. We also have a separate code of conduct, called the Standards of Business Conduct, that applies to all directors, officers and employees. You can find these documents on our website at the following address: http://www.lsi.com/governance. We will post any amendments to the code of ethics and Standards of Business Conduct, as well as any waivers that are required to be disclosed by the rules of either the Securities and Exchange Commission or the New York Stock Exchange, on our website. You can also obtain a printed copy of any of these documents by contacting us at the following address:

LSI Corporation
1110 American Parkway NE
Room 12A-106C
Allentown, PA 18109
Attn: Response Center
Telephone: 1-800-372-2447

Apart from certain information about our executive officers that is set forth under the caption "Executive Officers of LSI" in Part I of this report and is incorporated herein by reference, the other information required by this Item is incorporated herein by reference to the applicable information in the proxy statement for our 2012 annual meeting, including the information set forth under the captions "Election of Directors — Nominees," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance — Board Structure and Composition — Audit Committee."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2012 annual meeting, including the information set forth under the captions "Compensation Discussion and Analysis," "Executive Compensation," "Corporate Governance — Director Compensation," "Corporate Governance — Board Structure and Composition, and "Corporate Governance — Compensation Committee Interlocks and Insider Participation."

The information in the section of the proxy statement for our 2012 annual meeting captioned "Compensation Committee Report" is incorporated by reference herein but shall be deemed furnished, not filed, and shall not be deemed to be incorporated by reference into any filing we make under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item is incorporated by reference to the applicable information in the proxy statement for our 2012 annual meeting, including the information set forth under the captions "Security Ownership" and "Equity Compensation Plan Information as of December 31, 2011."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the proxy statement for our 2012 annual meeting, including the information set forth under the captions "Related Persons Transaction Policy and Procedures" and "Corporate Governance — Board Structure and Composition."

Item 14. *Principal Accounting Fees and Services*

The information required by this Item is incorporated by reference to the proxy statement for our 2012 annual meeting, including the information set forth under the caption "Ratification of Selection of Independent Auditors."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) Financial Statements

The following consolidated financial statements of LSI Corporation and Report of Independent Registered Public Accounting Firm are filed as part of this Form 10-K:

(a)(2) Financial Statement Schedule

The following financial statement schedule is filed as part of this Form 10-K:

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs, Expenses or Other Accounts	Deductions*	Balance at End of Period
2011				
Accounts Receivable Allowances	$10	$ 7	$(10)	$ 7
2010				
Accounts Receivable Allowances	$10	$12	$(12)	$10
2009				
Accounts Receivable Allowances	$10	$12	$(12)	$10

* Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

(a)(3) **Exhibits**

See Item 15(b) below.

(b) **Exhibits**

The exhibits listed in the exhibit index, which follows the signature page to this report, are filed or furnished as part of this Form 10-K.

(c) **Financial statement schedule**

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LSI CORPORATION

By: /s/ ABHIJIT Y. TALWALKAR

Abhijit Y. Talwalkar
President and Chief Executive Officer

Dated: February 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ABHIJIT Y. TALWALKAR Abhijit Y. Talwalkar	President and Chief Executive Officer (Principal Executive Officer) and Director	February 29, 2012
/s/ BRYON LOOK Bryon Look	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	February 29, 2012
* Charles A. Haggerty	Director	February 29, 2012
* Richard S. Hill	Director	February 29, 2012
* John H.F. Miner	Director	February 29, 2012
* Arun Netravali	Director	February 29, 2012
* Charles C. Pope	Director	February 29, 2012
* Michael G. Strachan	Director	February 29, 2012
* Gregorio Reyes	Director	February 29, 2012
* Susan Whitney	Director	February 29, 2012

*By: /s/ BRYON LOOK

Bryon Look
Attorney-in-fact
February 29, 2012

EXHIBIT INDEX

2.1	Agreement and Plan of Merger by and among LSI Corporation, Autobahn Acquisition Corporation, SandForce, Inc. and Shareholder Representative Services LLC, dated as of October 26, 2011. (Exhibits and Schedules have been omitted pursuant to Regulation S-K Item 601(b)(2), but will be provided to the Securities and Exchange Commission upon request.)
2.2	Asset Purchase Agreement by and between LSI Corporation and NetApp, Inc., dated as of March 9, 2011. Incorporated by reference to Exhibit 2.1 to our Quarterly Report on Form 10-Q filed on May 12, 2011.
3.1	Certificate of Incorporation. Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on November 16, 2009.
3.2	By-laws. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on November 14, 2011.
4.1	Specimen Common Stock Certificate. Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K filed on March 2, 2009.
10.1	Form of Indemnification Agreement. Incorporated by reference to exhibit 10.1 to our Current Report on Form 8-K filed on February 22, 2008.*
10.2.1	LSI Corporation Severance Policy for Executive Officers. Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on May 20, 2008.*
10.2.2	LSI Corporation Severance Policy for Executive Officers Non-Change-in-Control Program. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 14, 2011.*
10.2.3	LSI Corporation Severance Policy for Executive Officers Change-in-Control Program. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 14, 2011.*
10.3.1	1991 Equity Incentive Plan. Incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-8 (No. 333-96543) filed on July 16, 2002.*
10.3.2	1991 Equity Incentive Plan Nonqualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*
10.3.3	1991 Equity Incentive Plan Form of Notice of Grant of Stock Options and Option Agreement. Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 12, 2004.*
10.4.1	1995 Director Option Plan. Incorporated by reference to Exhibit 4.4 to our Registration Statement on Form S-8 (No. 333-106205) filed on June 17, 2003.*
10.4.2	Form of Annual Director Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.3 to our Current Report on Form 8-K filed on April 7, 2005.*
10.4.3	Form of Notice of Grant of Stock Options and Option Agreement under 1995 Director Option Plan. Incorporated by reference to Exhibit 1.4 to our Current Report on Form 8-K filed on April 7, 2005.*
10.5	1999 Nonstatutory Stock Option Plan. Incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (No. 333-96549) filed on July 16, 2002.*
10.6.1	2003 Equity Incentive Plan.*
10.6.2	2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Employees.*
10.6.3	2003 Equity Incentive Plan Form of Notice of Grant of Stock Option. Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 13, 2009.*

10.6.4	2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement. Incorporated by reference to Exhibit 10.6.4 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.5	2003 Equity Incentive Plan Form of Restricted Stock Unit Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.6.5 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.6	2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units. Incorporated by reference to Exhibit 10.6.6 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.6.7	2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units (Revenue and non-GAAP operating income performance tests). Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 17, 2010.*
10.6.8	2003 Equity Incentive Plan Form of Notice of Grant of Restricted Stock Units (Revenue and non-GAAP operating income performance tests — 2012).*
10.6.9	2003 Equity Incentive Plan Form of Nonqualified Stock Option Agreement for Non-Employee Directors. Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 13, 2009.*
10.6.10	Abhijit Y. Talwalkar 2003 Equity Incentive Plan Nonqualified Stock Option Agreement, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.49 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*
10.6.11	Abhijit Y. Talwalkar Notice of Grant of Stock Option, effective as of June 1, 2005. Incorporated by reference to Exhibit 10.50 to our Quarterly Report on Form 10-Q filed on August 12, 2005.*+
10.7	Standalone Stock Option Agreement issued to Abhijit Y. Talwalkar. Incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-8 (No. 333-126594) filed on July 14, 2005.*
10.8.1	Agere Systems Inc. 2001 Long Term Incentive Plan. Incorporated by reference to Exhibit 10.1 to Agere's Quarterly Report on Form 10-Q filed on May 5, 2006.*
10.8.2	Agere Systems Inc. 2001 Long Term Incentive Plan Form of Nonstatutory Stock Option Agreement. Incorporated by reference to Exhibit 10.8 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*
10.8.3	Agere Systems Inc. 2001 Long Term Incentive Plan Form of Restricted Stock Unit Award Agreement. Incorporated by reference to Exhibit 10.7 to Agere's Registration Statement on Form S-1/A, File No. 333-51594, filed on February 7, 2001.*
10.9	LSI Corporation Incentive Plan. Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 18, 2009.*
10.10	Policy on Recoupment of Incentive Compensation. Incorporated by reference to Exhibit 10.12 to our Annual Report on Form 10-K filed on February 26, 2010.*
10.11	Agere Systems Inc. Supplemental Pension Plan. Incorporated by reference to Exhibit 10.10 to Agere's Registration Statement on Form S-1, File No. 333-51594, filed on February 7, 2001.*
10.12	Separation Agreement with Andrew Micallef. Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 12, 2010.*
10.13	Separation Agreement with Philip Bullinger. Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on August 12, 2011.*
21	List of Subsidiaries.
23	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.

31.1	Certification of the Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a).
31.2	Certification of the Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a).
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.**
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.**
101.INS	XBRL instance document
101.SCH	XBRL taxonomy extension schema document
101.CAL	XBRL taxonomy extension calculation linkbase document
101.DEF	XBRL taxonomy extension definition linkbase document
101.LAB	XBRL taxonomy extension label linkbase document
101.PRE	XBRL taxonomy extension presentation linkbase document

* Denotes management contract or compensatory plan or arrangement.

\+ Confidential treatment has been granted with respect to certain portions of these exhibits. Redacted versions have been filed with the Securities and Exchange Commission.

** Furnished, not filed.

Note: The Securities and Exchange Commission file number for Agere Systems Inc. is 001-16397.

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BOARD OF DIRECTORS

Charles A. Haggerty (2)(3)
President and Chief Executive Officer,
LeConte Associates

Richard S. Hill (1)
Chairman and Chief
Executive Officer,
Novellus Systems, Inc.

John H.F. Miner (2)(3)
Managing Director,
Pivotal Investments, LLC

Arun Netravali (2)(3)
Managing Partner,
OmniCapital Group LLC

Charles C. Pope (1)
Retired Chief Financial Officer,
Seagate Technology

Gregorio Reyes
Management Consultant;
Chairman of the Board,
LSI Corporation

Michael G. Strachan (1)
Retired Partner,
Ernst & Young LLP

Abhijit Y. Talwalkar
President and Chief Executive
Officer, LSI Corporation

Susan M. Whitney (2)(3)
Retired General Manager,
IBM System x

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating/Corporate Governance Committee

LEADERSHIP TEAM

Bryon Look
Executive Vice President,
Chief Financial Officer and
Chief Administrative Officer

Jean F. Rankin
Executive Vice President,
General Counsel and Secretary

D. Jeffrey Richardson
Executive Vice President and
Chief Operating Officer

Gautam Srivastava
Senior Vice President,
Corporate Marketing and Human
Resources

Abhijit Y. Talwalkar
President and Chief Executive
Officer

HEADQUARTERS ADDRESS

LSI Corporation
1621 Barber Lane
Milpitas, California 95035

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Jose, California

ANNUAL MEETING OF STOCKHOLDERS

May 9, 2012; 9:00 AM PDT
LSI Corporation
1621 Barber Lane
Milpitas, California 95035

STOCKHOLDER INFORMATION

Our transfer agent, Computershare Trust Company, can assist you with stock-related questions, including stock transfers, name changes or changes of address. Our toll-free number provides an interactive voice response system 24 hours a day, 7 days a week.

Within the U.S.: 1-866-243-7347
Outside the U.S.: 1-312-588-4147
Hearing Impaired TTY: 1-312-588-4110

Or you may write to:

LSI Corporation
c/o Computershare Trust Company
P.O. Box 43023
Providence, RI 02940-3023

For online account access, frequently asked questions, forms and stock transfer instructions, please visit http://www.computershare.com/lsi

ADDITIONAL FINANCIAL INFORMATION

For further information about LSI Corporation, additional copies of this booklet, our Form 10-K, or other financial information without charge, please visit the Investor Relations section on the LSI website at http://www.lsi.com/investors and click on "Request Materials."

LSI CORPORATION COMMON STOCK

LSI common stock is listed on the New York Stock Exchange under the symbol LSI.


LSI
LISTED
NYSE

